Form 20-F
period 2013-12-31
Feishang Anthracite Resources Ltd
filed 2014-04-29
CIK 1584205

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F

————————

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934
OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2013
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the transition period from: _____________ to _____________
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
Date of event requiring shell company report ___________

Commission file number: 0-26046

FEISHANG ANTHRACITE RESOURCES LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

____________________________________________________________________________________

(Name, telephone number, e-mail and/or facsimile number and address of Registrant’s contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class
Ordinary shares, with HK$0.01 par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 124,554,580 ordinary shares as of December 31, 2013.

Indicate by check mark if the issuer is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☑

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑  No ☐

Indicate by check mark whether the registration has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T ($232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
By the International Accounting Standards Board ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☑

CONVENTIONS

Unless otherwise specified, all references in this report to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "CNY" are to Renminbi Yuan, which is the lawful currency of the People's Republic of China ("China" or the "PRC"). The accounts of the Company and its subsidiaries are maintained in either Hong Kong Dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the "CNY Exchange Rate") as quoted by Bloomberg Finance L.P. (“Bloomberg”) on December 31, 2013, which was US$1.00 = CNY6.0543. Translations from Hong Kong Dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as of December 31, 2013. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

References to “Baiping Mining” are to Jinsha Baiping Mining Co., Ltd., a company organized in the PRC and a 70%-owned subsidiary of Guizhou Puxin.

References to “Bijie Feishang” are to Bijie Feishang Energy Co., Ltd., a company organized in the PRC and a wholly-owned subsidiary of Guizhou Puxin.

References to "China Resources" are to China Resources Development, Inc., a Nevada company, and the predecessor to CHNR.

References to the “CHNR” are to China Natural Resources, Inc. (formerly known as Billion Luck Company Ltd.), a British Virgin Islands company, which was the surviving company to a merger between China Resources and CHNR on December 9, 2004 (the “Redomicile Merger”).

References to "Central Government" refer to the national government of the PRC and its various ministries, agencies, and commissions.

References to "common stock" are to the common stock, $0.001 par value, of China Resources. References to “ordinary shares” are to the ordinary shares, without par value, of CHNR after the Redomicile Merger.

References to “Dayuan Coal” are to Guizhou Nayong Dayuan Coal Mining Co., Ltd., a company organized in the PRC and a 99%-owned subsidiary of Guizhou Puxin.

References to "Feishang Anthracite" or the “Company” are to Feishang Anthracite Resources Limited (formerly known as Wealthy Year Limited), a company organized in the British Virgin Islands and listed in the Main Board of the Stock Exchange of Hong Kong Limited.

References to “Feishang Dayun” are to Feishang Dayun Coal Mining Limited, a company organized in Hong Kong and a wholly-owned subsidiary of Pineboom.

References to “Feishang Energy” are to Guizhou Feishang Energy Co., Ltd., a related company organized in the PRC and controlled by Mr. Li Feilie, the Chairman and CEO of the Company.

References to “Feishang Enterprise” are to Feishang Enterprise Group Limited, a related company organized in the PRC and controlled by Mr. Li Feilie, the Chairman and CEO of the Company.

References to “Feishang Group” are to Feishang Group Limited, a company incorporated in the BVI on January 3, 1997 and is wholly-owned by Laitan Investments, which is controlled by Mr. Li Feilie, the Chairman and CEO of the Company.

References to “Feishang Management” are to Shenzhen Feishang Management and Consulting Co., Ltd., a company organized in the PRC and a wholly-owned subsidiary of Yunnan Mining.

References to “Feishang Yongfu” are to Feishang Yongfu Mining Limited, a company organized in Hong Kong and a wholly owned subsidiary of Newhold.

i

References to "GAAP" or “U.S. GAAP” are to generally accepted accounting principles of the United States.

References to “Gouchang Coal” are to Nayong Gouchang Coal Mining Co., Ltd., a company organized in the PRC and a 99%-owned subsidiary of Guizhou Puxin.

References to the “Group” are to the Company and its subsidiaries.

References to “Guizhou Dayun” are to Guizhou Dayun Mining Co., Ltd., a company organized in the PRC and a wholly-owned subsidiary of Yangpu Dashi.

References to “Guizhou Fuyuantong” are to Guizhou Fuyuantong Energy Co., Ltd., a company organized in the PRC and a wholly-owned subsidiary of Smartact.

References to “Guizhou Puxin” are to Guizhou Puxin Energy Co., Ltd., a company organized in the PRC and a wholly-owned subsidiary of Guizhou Fuyuantong.

References to “Guizhou Yongfu” are to Guizhou Yongfu Mining Co., Limited, a company organized in the PRC and a 70%-owned subsidiary of Guizhou Puxin.

References to “Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited.

References to "IFRS" are to International Financial Reporting Standards as issued by the International Accounting Standards Board.

References to “Jinsha Juli” are to Jinsha Juli Energy Co., Ltd., a company organized in the PRC which is 99% owned by Guizhou Puxin and 1% owned by Beijie Feishang.

References to “JORC” are to the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy. The JORC has established a code for the reporting of mineral resources and ore reserves that is widely accepted as a standard for professional reporting purposes.

References to “Laitan Investments” are to Laitan Investments Limited, a company incorporated in the BVI on January 8, 1997, which is controlled by Mr. Li Feilie, the Chairman and CEO of the Company.

References to “Linjiaao Coal” are to Liuzhi Linjiaao Coal Mining Co., Ltd., a company organized in the PRC and a 99%-owned subsidiary of Guizhou Puxin.

References to "Local Governments" are to governments in the PRC, including governments at all administrative levels below the Central Government, including provincial governments, governments of municipalities directly under the Central Government, municipal governments, County governments, and township governments.

References to "Newhold" are to Newhold Investments Limited, a company organized in the British Virgin Islands and a wholly-owned subsidiary of the Company.

References to "ordinary share" are to the ordinary share, HK$0.01 par value, of Feishang Anthracite.

References to "Pineboom" are to Pineboom Investments Limited, a company organized in the British Virgin Islands and a wholly-owned subsidiary of the Company.

References to the "PRC" or "China" include all territory claimed by or under the control of the Central Government, except Hong Kong, Macao, and Taiwan.

References to "PRC Government" include the Central Government and Local Governments.

References to "Provinces" include provinces, autonomous regions, and municipalities directly under the Central Government of the PRC.

ii

References to “shareholders” of Feishang Anthracite are to the members of Feishang Anthracite Resources Limited, a British Virgin Islands corporation. “Members” under British Virgin Islands law are the equivalent of “shareholders” under the laws of the United States.

References to “Shenzhen Chixin” are to Shenzhen Chixin Information and Consulting Co., Ltd., a company organized in the PRC and a wholly-owned subsidiary of Guizhou Puxin.

References to “Smartact” are to Hong Kong Smartact Limited, a company organized in Hong Kong and a wholly-owned subsidiary of Wealthy Year.

References to “Xinsong Coal” are to Liuzhi Xinsong Coal Mining Co. Ltd., a company organized in the PRC and a 99%-owned subsidiary of Guizhou Puxin.

References to “Yangpu Dashi” are to Hainan Yangpu Dashi Industrial Co., Limited, a company organized in the PRC and a wholly-owned subsidiary of Guizhou Puxin.

References to “Yangpu Shuanghu” are to Yangpu Shuanghu Industrial Development Co., Ltd., a company organized in the PRC and a wholly-owned subsidiary of Feishang Yongfu.

Forward-Looking Statements

This report contains statements that constitute forward-looking statements within the meaning of Federal securities laws. These statements appear in a number of places in this report and include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors uncertainties relating to possible future increases in operating expenses, including costs of labor and materials, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in Item 3.D. of this report under the heading, "Risk Factors". With respect to forward-looking statements that include a statement of its underlying assumptions or bases, the Company cautions that, while it believes such assumptions or bases to be reasonable and has formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.

iii

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

No disclosure is required in response to this Item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

No disclosure is required in response to this Item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The Feishang Anthracite ordinary shares are listed on Main Board of the Hong Kong Stock Exchange under the stock code “1738” on January 22, 2014.  We were a wholly owned subsidiary of CHNR, a company listed on the capital market of NASDAQ.  On January 22, 2014, CHNR completed a spin-off and distribution in specie of the of the entire issued share capital of Feishang Anthracite to the holders of the common shares of CHNR (the “Spin-Off”).  Immediately prior to the Spin-Off Feishang Anthracite was a wholly-owned subsidiary of CHNR. Feishang Anthracite is a producer of anthracite coal based in Guizhou Province of the People’s Republic of China (the “PRC”) and is primarily engaged in the acquisition, construction and development of anthracite coal mines and the extraction and sale of anthracite coal.  After the completion of the Spin-Off on January 22, 2014, CHNR no longer held any shares in Feishang Anthracite.  In connection with the Spin-Off, the ordinary shares of Feishang Anthracite were distributed on a pro rata basis to holders of record of the common shares of CHNR on January 13, 2014.  Holders of CHNR common shares (“CHNR Shareholders”) were entitled to receive five Feishang Anthracite ordinary shares for each CHNR common share held on the same date.

In accordance with rule amendments adopted by the U.S. Securities Exchange Commission, or the SEC, which became effective on March 4, 2008, we do not provide a reconciliation to U.S. GAAP for the financial information prepared in accordance with IFRS. The selected financial information as of and for the years ended December 31, 2010, 2011, 2012 and 2013 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects”and our audited consolidated financial statements and the notes thereto included in this Annual Report. The statements of profit or loss data for each of the years ended December 31, 2011, 2012, and 2013 and the statements of financial position data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements included in Part III, Item 18, "Financial Statements" of this Annual Report. The statements of profit or loss data for the years ended December 31, 2010 and the statements of financial position data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements that are not included in this Annual Report. Our historical results are not necessarily indicative of our results in any future period.  The selected financial data for 2009 has been omitted because certain subsidiaries acquired by the Group during 2009 did not maintain financial statements prior to the acquisition, and reconstruction of the historical financial formation would involve unreasonable effort and expense.

	Amounts in thousands, except share amounts and
	per share data
	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2011	2012	2013
	CNY	CNY	CNY	CNY
Statements of Profit or Loss Data
Revenue	38,668	105,211	141,939	178,501
Cost of sales	(25,453)	(74,289)	(95,889)	(108,242)
Gross profit	13,215	30,922	46,050	70,259

Profit (loss) before income taxes *	562,134	(55,150)	(82,266)	(382,354)

Profit (loss) for the year *	555,993	(64,900)	(67,056)	(334,537)

Profit (loss) attributable to:
Owner of the Company	562,432	(64,165)	(75,312)	(334,119)
Non-controlling interests	(6,439)	(735)	8,256	(418)
	555,993	(64,900)	(67,056)	(334,537)

———————

*	Including gain from bargain purchase of Guizhou Puxin and its five subsidiaries including Baiping Mine, Dayuan Coal, Gouchang Coal, Linjiaao Coal and Xinsong Coal of CNY624,148 (US$103,092) in 2010.

	Amounts in thousands, except share amounts and
	per share data
	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2011	2012	2013
	CNY	CNY	CNY	CNY
Earning (loss) per share:
Basic	4.69	(0.53)	(0.63)	(2.78)

Diluted	4.69	(0.53)	(0.63)	(2.78)

Statements of Financial Position Data
Total assets	1,931,514	2,304,560	2,762,862	2,906,561
Current assets	107,222	179,085	285,754	296,760
Current liabilities	544,306	811,181	1,315,865	1,464,968
Total equity	630,964	565,469	507,595	255,376
Non-controlling interests	76,133	85,685	93,941	93,523
Equity attributable to Owner of the Company	554,831	479,784	413,654	161,853

The Company has not paid any dividends with respect to its ordinary shares and has no present plan to pay any dividends in the foreseeable future. The Company intends to retain its earnings to support the development of its business. Any dividends paid in the future by the Company will be paid at the discretion of the Company’s board of directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the board of directors. In accordance with the relevant PRC regulations and the Articles of Association of companies incorporated in the PRC, appropriations of net income of wholly owned foreign enterprises and sino-foreign joint venture companies as reflected in its statutory financial statements are to be allocated to either (i) each of the general reserve, enterprise expansion reserve and staff bonus and welfare reserve, respectively, or (ii) statutory reserve, as determined by the resolution of the board of directors annually.

Exchange Rates

The Company’s reporting currency is Renminbi. Translations of amounts from Renminbi to U.S. Dollars are for the convenience of the reader. The following table provides information concerning the exchange rate of Renminbi for U.S. Dollars during the preceding five years, and the preceding six months. The rate of exchange means the rate quoted by Bloomberg L.P. The Renminbi is not freely convertible into foreign currencies and the quotation of exchange rates does not imply convertibility of Renminbi into U.S. Dollars or other currencies. All foreign exchange transactions take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China, the PRC’s central bank. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

The exchange rate on April 24, 2014 was US$1.00 = CNY6.2504.

The following table reflects the high and low exchange rates for each month during the previous six months:

MONTH	Oct-13	Nov-13	Dec-13	Jan-14	Feb-14	Mar-14

High	6.1240	6.1005	6.0933	6.0612	6.1451	6.2286
Low	6.0816	6.0908	6.0543	6.0406	6.0602	6.1187

The following table reflects the average exchange rate for each of the preceding five years, calculated by using the average of the exchange rates on the last day of each month during the period:

YEAR	2009	2010	2011	2012	2013

High	6.8519	6.8338	6.6350	6.3885	6.2445
Low	6.8192	6.6070	6.2949	6.2223	6.0543
Average for period	6.8315	6.7666	6.4479	6.2993	6.1417

B.

Capitalization and Indebtedness

No disclosure is required in response to this Item.

C.

Reasons for the Offer and Use of Proceeds

No disclosure is required in response to this Item.

D.

Risk Factors

Risks Relating to Our Business

As we are a development stage coal mining company with a limited operating and production history, it is difficult to evaluate our business and prospects.

We are a development stage coal mining company. We have seven underground anthracite coal mines in Guizhou Province, of which six have commenced commercial production and one is under construction. Baiping Coal Mine, Yongsheng Coal Mine, Gouchang Coal Mine (currently suspended), Zhulinzhai Coal Mine, Liujiaba Coal Mine and Dayuan Coal Mine commenced commercial production in June 2009, February 2014, April 2011, April 2012, December 2012 and November 2013, respectively. We did not generate any revenue or begin commercial production of anthracite coal until the acquisition of Guizhou Puxin in March 2010. Accordingly, we have a limited operating and production history upon which you could evaluate our business and prospects. We are subject to risks and uncertainties frequently encountered by coal mining companies at an early stage of development in the PRC, and our ability to manage and respond to these risks is unproven. Some of these risks and uncertainties relate to our ability to:

•	expand production capacity in a cost-effective manner;
•	respond to fluctuating demand for, and variations in price of, coal in a highly cyclical market;
•	respond to competition in a highly fragmented market;
•	effectively market and sell the anthracite coal we produce;
•	respond to changing, unpredictable and increasingly onerous regulatory requirements; and
•	raise sufficient capital to sustain and grow our business.

If we are not successful in addressing these risks, our business, financial condition, results of operations and prospects will be materially and adversely affected.

We have a history of losses and we anticipate that losses will continue.

Our business has not yet achieved any operating profits. In 2011, 2012, and 2013, we incurred operating losses of CNY22.99 million, CNY36.60 million, and CNY268.34 million (US$44.32 million), respectively. We cannot assure you when or if we will be able to achieve or sustain profitability.

We require a significant amount of cash to fund the growth of our business as well as to meet our working capital requirements, and we may be unable to obtain sufficient capital in a timely manner or on acceptable terms, or at all.

Our business is capital intensive. In particular, we will need a substantial amount of cash for the construction and development of our coal mines, our coal beneficiation plant and our shipping port. As of December 31, 2013, we expect to pay approximately an aggregate of CNY257.22 million (US$42.49 million) in 2014 for capital expenditures. These estimated capital expenditures are expected to be used primarily for the construction of Dayun Coal Mine, Yongsheng Coal Mine, a coal beneficiation plant in Jinsha County and a port along the Wujiang River near Yongsheng Coal Mine. We have not generated any net cash flows from our operating activities, and as of December 31, 2011, 2012 and 2013, we had net current liabilities of CNY632.10 million, CNY1,030.11 million and CNY1,168.21 million (US$192.96 million), respectively. As a result, we may need to obtain additional funding to finance our growth and meet our working capital requirements. Our ability to obtain additional funding is subject to a variety of uncertainties, including:

•	our financial condition, results of operations and cash flows;
•	the conditions in the PRC, Hong Kong and other markets where we may seek to raise funds;
•	investors’ perception of, and demand for, securities of coal mining companies; and
•	economic, political and other conditions in the PRC and elsewhere.

Six of our seven coal mines have commenced commercial production and one is under construction. In the past, we have financed a significant portion of our funding needs with non-interest bearing loans from companies controlled by Mr. Li Feilie, our chairman and chief executive officer. In 2013, we refinanced a significant portion of our non-interest bearing loans with interest-bearing bank and other borrowings, which significantly increased our finance costs and reduced our ability to obtain additional financing. If we are unable to obtain sufficient funding in a timely manner or on acceptable erms, or at all, our business, financial condition, results of operations and prospects would be materially and adversely affected.

We are highly leveraged, which may materially and adversely affect our financial condition and results of operations as well as our ability to expand our business.

We have a high degree of financial leverage. As of December 31, 2011, 2012 and 2013, our gearing ratio was 60.38%, 68.75% and 88.69%, respectively. We rely heavily on borrowings to fund our capital requirements and expect to continue to do so in the future. As of December 31, 2011, 2012 and 2013, we had total outstanding interest-bearing bank and other borrowings of CNY735.89 million, CNY1,013.53 million and CNY1,908.05million (US$315.16 million), respectively. In addition, in July 2013, we obtained a binding commitment letter from China Minsheng Banking Corp., Ltd., to provide a term loan with an aggregate principal amount of up to CNY1.6 billion (US$264.27 million) that may be drawn down on or before January 29, 2015, subject to certain conditions. Furthermore, in October 2013, we obtained a binding commitment letter from China Merchants Bank Co., Ltd., to provide a term loan with an aggregate principal amount of up to CNY350 million (US$57.81 million) that may be drawn down before March 10, 2015, subject to certain conditions. Moreover, in the past, we have financed a significant portion of our cash requirements with non-interest bearing loans from companies controlled by Mr. Li Feilie, our chairman and chief executive officer. If these loans had been interest-bearing, our finance costs would have been significantly higher. The degree to which we are leveraged may impair our ability to make necessary capital expenditure, increase our exposure to interest rate fluctuations, and limit our ability to develop business opportunities or make strategic acquisitions, which may materially and adversely affect our financial condition and results of operations as well as our ability to expand our business.

If we are unable to successfully expand our coal production capacity, our business and prospects would be materially and adversely affected.

Our future success is dependent on our ability to expand our coal production capacity. We need to increase our coal production capacity and meet the demands of our customers as well as benefit from economies of scale and reduce our average costs. In particular, Dayun Coal Mine has not commenced commercial production, and our ability to achieve commercial production at these coal mines in a timely and cost effective manner is subject to a number of risks and factors beyond our control, including:

•	construction delays and cost overruns due to weather, mechanical failures, mine accidents, unforeseen geological anomalies, changes in government regulations or policies and other reasons;
•	inability to obtain or delays in obtaining the requisite government approvals; and
•	our ability to fund the capital expenditure requirements.

To manage the growth of our business, we will also need to improve our operational and financial systems, procedures and controls, integrate the transportation logistics at these coal mines with our existing operating coal mines, as well as expand, train and manage our employee base. We cannot assure you that our current and planned operations, personnel, systems and internal procedures and controls will be adequate to support our future growth. If we are unable to increase our coal production capacity in a timely and cost effective manner, or if we are unable to successfully manage and integrate our increased coal production capacity, we may not be able to effectively grow our business, benefit from the intended economies of scale or achieve profitability.

Delays and cost overruns are, in large part, out of our control, and if they continue, our results of operations will be adversely affected.

The construction of our anthracite coal mines has been subject to multiple delays and cost overruns, and we cannot assure you that delays and cost overruns will not occur in the future. In the past, our delays and cost overruns were caused by various factors beyond our control, including:

•

suspensions of mining activities in Guizhou Province by the Guizhou government in response to the occurrence of severe mining accidents and certain government meetings and other events in Guizhou Province;

•

unanticipated difficulties in relocating local residents affected by certain of our coal mines as required by the local government. In particular, coal production at Zhulinzhai Coal Mine has been slowed down by the relocation of local residents affected by the mine’s operations and construction progress of Dayun Coal Mine has been slowed down by the relocation of local residents affected by the mine’s construction;

•

the upgrade of certain of our coal mines from using drilling and blasting mining methods to semi-mechanical longwall mining methods in 2011 in anticipation of Guizhou Province’s new requirements relating to mining methods, which required us to incur significant time and expense to redesign and upgrade Liujiaba Coal Mine; and

•	suspension of construction of one of the two mine faces of Yongsheng Coal Mine as required by the Jinsha County Administration of Coal Mine in 2013.

Government suspensions of coal mining operations delay our mining operations and if the suspensions become permanent, we will be unable to mine proven and probable coal reserves.

In addition, our business, financial condition and results of operations may be materially and adversely affected if we are unable to continue operations at our coal mines. For example, the operations at Gouchang Coal Mine were suspended from March to August 2012 under certain newly implemented mine gas control requirements in Guizhou Province, and have been suspended by the Guizhou government since March 2013 pending the acquisition by us of a nearby coal mine and Gouchang Coal Mine achieving certain production capacity targets in accordance with Guizhou Province’s coal mine consolidation policy. We cannot assure you that our acquisition of the coal mine near Gouchang Coal Mine would be successful or that Gouchang Coal Mine would be able to resume production. As of July 31, 2013, Gouchang Coal Mine had proven and probable reserve of 5.72 million tonnes, representing approximately 2.7% of our total proven and probable reserve.

Our reliance on sales of thermal coal makes our financial results vulnerable to downturns in the demand for, and government price controls imposed on, thermal coal in the PRC.

Although we intend to increase our sales of chemical coal in the future, we currently derive a significant portion of our revenue from the sale of thermal coal to local power plants in Guizhou Province. The demand for thermal coal from power producers in the PRC is dependent on a number of factors, including the rate of economic growth and general economic conditions in the PRC, the PRC Government’s economic, energy, environmental and other policies, and the availability and cost of alternative energy sources. Although thermal coal is expected to remain a significant energy source in the PRC, the PRC Government is investing heavily in exploring alternative energy sources, including nuclear, hydroelectric, wind and solar power. Moreover, the PRC Government agreed during the United Nations Climate Change Conference in December 2009 to reduce carbon dioxide emissions by 40% to 45% by 2020 from 2005 levels. Any government initiative to reduce energy consumption or control greenhouse gas emission could reduce the demand for, and prices of, thermal coal in the PRC.

Moreover, the price of thermal coal in the PRC has from time to time been subject to government price controls. For example, in November 2011, the NDRC issued the Notice on Implementation of Temporary Price Intervention on Thermal Coal and Enhancement of Thermal Coal Price Control which limited increases in the contract price of thermal coal sold to certain power producers in the PRC to 5% in 2012 and imposed a maximum price limit of CNY800 per tonne on the spot prices of thermal coal. While these price control measures did not directly impact the average selling prices of our thermal coal, which were significantly below the specified price limits prior to the enactment of these measures, these measures may have created downward pressures on the PRC thermal coal market generally and indirectly affected the average selling prices of our thermal coal. Although these price control measures were terminated in January 2013, we cannot assure you that the price of thermal coal would not be subject to further price controls in the future. Any significant decline in the demand for, or prices of, thermal coal could materially decrease our revenue and cash flows, and may further increase our net losses.

We may not be able to successfully produce, market and sell chemical and PCI coal, which could materially and adversely affect our business and prospects.

Our future profitability will significantly depend on our ability to produce, market and sell chemical coal and PCI coal, which generally command higher average selling prices and have higher margins than thermal coal. In 2011, 2012 and 2013, we derived approximately 5.04%, 4.86% and 0.84%, respectively, of our revenue from the sale of self-produced chemical coal, and we have not yet commenced selling any PCI coal. As part of our strategy, however, we intend to increase our sales of chemical coal, and we intend to begin selling PCI coal in the second half of 2014.

Our ability to market and sell chemical and PCI coal is subject to a number of risks and uncertainties. For example, our annual coal production levels were determined based in large part on the Guizhou government’s annual guidance relating to the provision of certain minimum amounts of thermal coal to power plants operating in Guizhou Province, which has significantly limited our capacity to produce and sell chemical coal. We cannot assure you that we will not be subject to other regulatory requirements or government actions that will constrain our ability to produce, market or sell chemical or PCI coal in the future. Moreover, although we have entered into certain non-binding cooperation arrangements relating to the sale of chemical coal, we have not yet entered into any binding agreements for the sale of chemical or PCI coal, and we cannot assure you that we will be able to effectively market and sell chemical or PCI coal. The target customers for chemical and PCI coal, which primarily include chemical, steel and iron companies, are different from our existing customers for thermal coal, which mainly consist of power producers, and we cannot assure you that we will be able to develop the necessary customer relationships. Furthermore, the underdeveloped road, water and railway transportation infrastructure in the regions where our coal mines are located may limit our ability to efficiently transport chemical and PCI coal to our target customers. If we cannot successfully produce, market and sell chemical and PCI coal in sufficient quantities, our revenue and cash flows as well as our financial condition and results of operations could be materially and adversely affected.

We are in the process of constructing a coal beneficiation plant in Jinsha County to process anthracite coal into chemical coal and PCI coal. However, we have no experience with constructing or operating coal beneficiation plants, and we cannot assure you that we will be able to complete the construction process without significant delays or cost overruns, or that we will be able to operate the coal beneficiation plant efficiently and profitably once it has been constructed.

The coal reserve and coal quality data in the listing document are estimates and may be inaccurate, and our actual reserves, coal quality and production may differ materially from these estimates.

The coal reserve and coal quality data on which our production and capital expenditure plans are based are estimates that have made based on the results of geological exploration and were reviewed by Behre Dolbear & Company Asia, Inc., an independent mining consultant. There are inherent uncertainties in estimating coal reserves and coal quality, and these reserve and coal quality estimates may be inaccurate and may differ materially from our actual volume of reserves, rates of production, coal quality and coal characteristics. As these coal reserve estimates are based on a number of assumptions regarding expected market coal prices, production and transportation costs and recovery rates, these assumptions may turn out to be incorrect or need to be revised in light of actual results. For example, unexpected geographic anomalies, such as faults, discovered during the extraction process could reduce our assumed recovery rates as well as the quality of the coal extracted. Moreover, most of our coal mines have multiple mining stacked seams, and we may not be able to achieve the assumed recovery rates due to our inexperience with multiple mining stacked seams, particularly the lower stacked seams, and the current engineering and technical design of our coal mines may not support the assumed recovery rates, particularly in the later years of production when deeper extraction from our coal mines is needed to recover the coal. Furthermore, because the coal quality data reviewed by the Behre Dolbear & Company Asia, Inc. were based on translations of the various studies and there is a large number of coal seams at several coal mines of the Company, coal quality may not be accurately defined. If any revision results in these estimates in a substantial reduction in proven or probable reserves or coal quality at one or more of our coal mines, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Unanticipated faults at our coal mines could materially and adversely affect our production output, coal quality and mining operations.

Faults are displacements or offsets in coal seams that could reduce coal production output and extraction rates by obstructing mining equipment. Moreover, due to the prevalence of rocks in fault areas, the quality of coal extracted from fault areas are typically lower as a result of the high rock content in the extracted coal. Mining in fault areas could also wear out mining equipment more rapidly, as well as adversely affect the safety of mining operations by reducing roof stability and acting as trap zones for gas.

Although we have planned our mines to avoid known faults, we have not conducted any seismic studies to generate full subsurface profiles of our coal mines to identify the full extent of faulting, and we cannot assure you that the actual extent of faulting at our coal mines is not more extensive than currently estimated. We have encountered unanticipated faults at Yongsheng Coal Mine and Liujiaba Coal Mine, which have adversely affected recovery rates at those mines and rendered the coal extracted in the fault areas unsuitable for use as chemical coal or PCI coal. If we encounter additional unanticipated faults at our coal mines in the future, our production output and coal quality could suffer, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our business, financial condition, results of operations and prospects could be materially and adversely affected if we are unable to obtain or renew the necessary government permits and licenses or complete the required environmental trial runs and inspections relating to our operations.

Prior to the commencement of commercial production, each coal mine in the PRC is required to obtain a number of permits and licenses, including:

•	a mining right permit; and
•	a safe production permit.

In addition to these permits, prior to commencing commercial production, coal mines in the PRC are required to complete an environmental trial run and an environmental acceptance inspection.

We cannot assure you that we will be able to obtain or renew the permits, licenses and approvals necessary for our business operations or complete the required environmental trial runs and inspections in a timely manner or at all, or that onerous conditions will not be imposed in connection with the granting or renewal of such permits and licenses. The granting of permits and licenses in the PRC is discretionary and is subject to the PRC Government’s prevailing economic, energy, environmental, health and safety and other policies. If we are unable to obtain or renew the required permits and licenses at any of our coal mines, we may need to suspend, terminate or downsize our operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In 2012 and 2013, the production output of Baiping Coal Mine significantly exceeded its assessed annual production capacity as set forth in its mining right permit and coal production permit. Moreover, only Yongsheng coal mine has completed the requisite environmental trial run or the environmental acceptance inspection prior to commencing commercial production. Although the relevant PRC Governmental authorities have issued letters to confirm that no penalties would be imposed in respect of these violations, we cannot assure that similar violations will not occur in the future, which could subject us to significant fines, production suspensions and, for certain serious violations, criminal liability and mine closure.

Our long-term business and prospects depend upon our ability to successfully increase our production based on existing coal reserves, and acquire and develop additional coal reserves.

As of July 31, 2013, we had approximately 208.87 million tonnes of proven and probable coal reserves, respectively. Our existing coal reserves will decline as we produce coal. As a result, our ability to sustain or increase our production in the long-term will depend on our ability to increase our production based on existing coal reserves, and acquire additional coal reserves and develop these reserves into coal mines. We cannot assure you that we will be able to successfully identify suitable coal reserves for acquisition, or that we will be able to acquire such reserves on acceptable terms, or at all. There is a limited supply of desirable coal reserves in the PRC, and there is intense competition for mining rights from other coal producers, some of which may have significantly greater financial and other resources than we do.

Moreover, assuming we are able to acquire additional coal reserves, our ability to develop these reserves into commercially viable coal mines is subject to a number of risks. For example, the geological and extraction conditions of these reserves may turn out to be different from what we anticipated, the characteristics of the coal produced from these reserves may be less desirable than we expected, the construction and production costs may be higher than our estimates, and the relevant governmental approvals, permits and licenses may be delayed or withheld. If we cannot successfully expand our coal resources, our business and prospects could be materially and adversely affected.

We are dependent on a limited number of customers for a substantial portion of our revenue, and a significant reduction in purchases or delayed payments by our largest customers would materially decrease our revenue and cash flows, as well as materially and adversely affect our liquidity.

In 2011, 2012 and 2013, we derived 73.54%, 56.70% and 81.35%, respectively, of our total revenue from our five largest customers. The average term of our contracts with these customers is less than one year. We cannot assure you that we would be able to renew existing coal supply contracts or enter into new contracts with major customers on acceptable terms, or at all, or that payments by major customers would not be materially delayed. If one or more of our largest customers were to significantly reduce coal purchases from us, or if we are unable to continue to sell coal to them on terms as favorable to us as the terms under our current contracts, or if our largest customers delay payments to us, our revenue and cash flows, as well as our liquidity, would materially decrease.

Accidents at our coal mines or neighboring coal mines could materially disrupt our business and operations and damage our reputation.

Our coal mining operations are subject to certain inherent safety risks that could lead to death or serious injuries, including methane gas explosions, roof collapses, coal mine water discharge and ground falls. Accidents at coal mines may also result from insufficient attention to safety, maintenance and working conditions. Although we are endeavoring to minimize the number of accidents at our coal mines, accidents involving death or serious injuries are unavoidable. The occurrence of accidents at our coal mines may result in substantial disruptions to our business and operations, reputational harm, litigation, and investigations and sanctions by regulatory authorities, which could lead to substantial monetary penalties, onerous remediation orders and production suspensions.

Accidents that occur at our neighboring coal mines could also materially and adversely affect our coal mining operations. In response to a mining accident, the regulatory authorities may suspend the production of all coal mines in the region where the mining accident occurred, regardless of whether those coal mines are owned by the mining company involved in the accident. For example, certain coal mining activities were suspended in Guizhou Province on multiple occasions in 2012 and in 2013 in response to certain mining accidents in Guizhou Province, which caused us to suffer significant losses and production delays. Moreover, in response to an accident, the regulatory authorities may enact new safety regulations applicable to all coal mines in the region, leading to substantially greater compliance costs.

As our coal mining operations are subject to seasonality, operating results in different periods of a year may not be comparable and our financial condition and results of operation may be materially and adversely affected if our coal mining operations experience any interruptions during the periods normally associated with higher production output.

Our production output in the first quarter of each year is generally lower than our production output in other quarters, as our coal mining operations are typically suspended for approximately three to five weeks during the lunar new year holidays. In addition, our production output in the third and fourth quarters of each year is generally higher than our production output in other quarters, mainly as a result of higher demand and more favorable weather conditions for coal extraction. As a result, if our coal mining activities during periods normally associated with higher coal production output experience any material interruptions or slowdowns, our coal production output for the year would significantly decline and our financial condition and results of operations may be materially and adversely affected.

Our coal mining operations may be materially disrupted by operational risks and natural disasters for which we have limited insurance.

Our coal mining operations are subject to significant risks and hazards, including earthquakes and other natural disasters, severe weather conditions, unexpected maintenance or technical problems, key equipment failures, unexpected geological variations and underground mining risks such as mine collapse, gas leaks or explosions, fire and flooding. The occurrence of these events may materially disrupt our coal production capacity, disrupt coal transportation or cause significant business interruptions, personal injuries, property or environmental damage and reputation harm.

In line with what we believe to be industry practice, we do not maintain any fire, liability or other property insurance covering our properties, equipment or inventories, and we do not carry any business interruption insurance, transportation insurance or third party liability insurance to cover claims in respect of personal injuries or property or environmental damage arising from accidents on our properties. Any uninsured losses and liabilities incurred by us may have a material adverse effect on our financial condition and results of operations.

A decrease in availability or increase in costs of electricity, water or other key supplies may significantly disrupt our business and operations as well as materially and adversely affect our financial condition and results of operations.

Our coal mining operations require a reliable supply of electricity, water and other key materials and components, including mining equipment, replacement parts, explosives and roof control materials, and our demand for these resources and materials is expected to grow as our business grows and our production capacity increases. We obtain power supply from the China Southern power grid and we obtain water primarily from surface and subsurface supplies, including rivers, reservoirs and springs. We have not entered into any long-term supply contracts or obtained any guarantees of supply with respect to water, electricity or any of our key supplies. Any shortages or disruption in the availability of water, electricity or other key supplies could lead to delays and suspensions of our production process, and any significant increase in the cost of these resources and supplies will increase our operating costs, may significantly disrupt our business and operations and could have a material adverse effect on our financial condition and results of operations if we are not able to pass on the increased costs to our customers.

Our business, financial condition and results of operations could be materially and adversely affected if we experience any significant interruptions, capacity shortages or cost increases with respect to our coal transportation or the Company cannot improve local road system to meet the demand under the Company’s expansion plan.

We currently transport coal to our customers primarily by road using third party coal transportation services. To date, we have not entered into any long-term contracts with or otherwise obtained any capacity guarantees or commitments from any provider of coal transportation services, and we cannot assure that we will not experience coal transportation interruptions or capacity shortages. For many consumers of anthracite coal, particularly chemical plants, having a timely and reliable supply of anthracite coal is critical for their business. As a result, our failure to deliver anthracite coal to our customers in a timely manner could cause significant damage to our customer relationships and our reputation. Moreover, as we have not entered into any long-term contracts with any provider of coal transportation services, we cannot assure that coal transportation costs will not increase significantly in the future, which may materially decrease the competitiveness of our anthracite coal as well as our profit margins.

The transport infrastructures at or near our mines remain underdeveloped which limits our ability to efficiently transport our coal products to our target markets, including Guangdong,  Guangxi, Sichuan, Chongqing and Jiangxi. If we cannot improve the transport infrastructure at or near our mines in time or at all to meet the demand under our expansion plans, our business, financial condition, results of operations and prospects would be materially and adversely affected.

We rely on third party contractors for the construction of our coal mines, and their failure to perform their obligations could have a material and adverse effect on our business and prospects.

We have outsourced to third party contractors the construction of our coal mines. Although we maintain close supervision over our contractors, we cannot assure you that our contractors will perform their obligations on time, to our satisfaction, or at all. Our contractors’ failure to perform their obligations, meet our quality, safety and environmental protection standards or comply with relevant laws, rules and regulations may result in liabilities for us and could severely damage our reputation. Furthermore, if we have any material dispute with our contractors or if our relationship with our contractors deteriorates, our production capacity expansion plans could be materially and adversely affected.

We depend on our key personnel, and our business and prospects could be materially and adversely affected if we lose their services.

Our success is significantly dependent on the continued service of our key executives and skilled employees. In particular, Mr. Li Feilie, our chairman and chief executive officer, and the other individuals are critical to the development of our business and our strategic direction. If we lose the services of one or more of our key executives and skilled employees, we may not be able to locate suitable or qualified replacements, and we may need to incur additional expenses to recruit and train new personnel, which could have a material adverse effect on our business and prospects. Moreover, as we expect to continue to expand our operations, we will need to continue attracting and retaining experienced management and other skilled personnel.

Competition in the PRC mining industry for personnel experienced in the acquisition, exploration and development of coal mines is intense, and the availability of suitable and qualified candidates is limited. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially increase our operating costs. If we are unable to attract or retain the personnel required to achieve our business objectives, our financial condition and results of operations could be materially and adversely affected.

The interests of our controlling shareholder may differ from those of our other shareholders.

Mr. Li Feilie, our chairman and chief executive officer, directly and indirectly owns approximately 59.33% of our outstanding Shares. Accordingly, Mr. Li has and will continue to have the ability to exercise significant control over our business, including matters relating to:

•	the nomination and election of our directors;
•	our management, particularly the composition of our senior management;
•	the issuance of new securities;
•	the timing and amount of dividend payments;
•	our business strategies and policies;
•	any plans relating to acquisitions, investments, divestitures or other significant corporate transactions; and
•	amendments to our Articles of Association.

The interests of Mr. Li may differ from your interest as a shareholder of our Company, and Mr. Li’s interests may affect actions that he may take on behalf of our Company. Moreover, Mr. Li’s controlling stake in our Company may discourage, delay or prevent a change in control or other business combination involving our Company, which could deprive you of an opportunity to receive a premium for your Shares as part of a sale of our Company and may reduce the price of our Shares.

Failure by the Controlling Shareholders, Feishang Energy and Feishang Enterprise to fulfill their obligations under the Deed of Non-Competition could have a material adverse effect on our business, financial condition, results of operations and prospects.

In connection with the Listing, the Controlling Shareholders, Feishang Energy and Feishang Enterprise entered into a Deed of Non-Competition pursuant to which each of them has undertaken to:

•

not, and procure that their respective subsidiaries or parties controlled by them either solely or jointly with another Controlling Shareholder or any other party will not, either on their own account or in conjunction with or on behalf of any person, firm or company, directly or indirectly, be interested or engaged in or acquire or hold any right or interest (in each case whether as a shareholder, partner, agent or otherwise) in any business which directly or indirectly competes or may so compete with the Core Businesses;

•

if any of them becomes aware of any business opportunity which directly or indirectly competes or may so compete with the Core Businesses (“New Business Opportunity”), notify our Company of such New Business Opportunity forthwith; and

•	use its best endeavors to procure that the New Business Opportunity is first offered to our Company on terms and conditions that are fair and reasonable.

The Company has been granted, under the Deed of Non-Competition, the first right of refusal and options to purchase if such New Business Opportunity arises.

Feishang Energy, an indirect wholly-owned subsidiary of Feishang Enterprise, is one of the entities in Guizhou Province (including our Company) that has been assessed under the Guizhou government’s coal mine consolidation policy to be a consolidator of coal mines in Guizhou Province. Accordingly, Feishang Energy has provided the above undertakings with respect to the period beginning from the date of the Listing until the later of the date on which (a) it ceases to be qualified as a coal mine consolidator in Guizhou Province and (b) it ceases to be an subsidiary or party controlled by Controlling Shareholder either solely or jointly with another Controlling Shareholder or any other party of the Controlling Shareholders. Mr. Li Feilie, our chairman and chief executive officer, owns approximately 60.74% of the outstanding shares of Feishang Enterprise, and Feishang Enterprise has also provided the above undertakings with respect to the period from the date of the Listing until the later on which (a) it ceases to be an affiliate of the Controlling Shareholders and (b) it ceases to control the Sanjiazhai Coal Mine.

For the purpose of the Deed of Non-Competition, “Core Businesses” include the acquisition and exploitation of coal mining rights (including the exploration, construction, development and operation of coal mines) located in Guizhou Province in the PRC. Failure by the Controlling Shareholders and/or Feishang Energy to fulfill their obligations under the Deed of Non-Competition could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to renew the governmental approvals to use certain of our leased properties for coal mining purposes, our business and operations could be materially disrupted.

We leased 19 parcels of collectively-owned land with a total site area of approximately 470,821.0 square meters in connection with our coal mining operations. Our use of these properties for coal mining is subject to the approval of the local land and resources authorities. Each approval is generally valid for one to two years and must be renewed thereafter. We cannot assure you that we will be able to renew these approvals in a timely manner or at all. If we are not able to continue occupying and using these properties for coal mining purposes, our business and operations could be materially disrupted.

The rights of our shareholders are governed by British Virgin Islands law, the provisions of which may not be as favorable to shareholders as under U.S. law.

Since we are a British Virgin Islands company, the rights of our shareholders may be more limited than those of shareholders of a United States corporation. In this regard, our directors are permitted to take action that, under the laws of most states of the United States, require shareholder approval. These actions include authorizing reorganizations, asset sales (of less than 50% of our total assets) and amendments to our Memorandum and Articles of Association (that do not vary the rights of shareholders).

The elimination of monetary liability against our directors, officers and employees under our articles of association and the existence of indemnification of our directors, officers and employees may result in substantial expenditures by us and may discourage lawsuits against our directors, officers and employees.

Our articles of association contains provisions which eliminate the liability of our directors for monetary damages to us and to our stockholders to the maximum extent permitted under the corporate laws of the British Virgin Islands. We may provide contractual indemnification obligations under agreements with our directors, officers and employees. These indemnification obligations could result in our incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees, which we may be unable to recoup. These provisions and resultant costs may also discourage us from bringing a lawsuit against directors, officers and employees for breach of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit us Company and our shareholders.

Risks Relating to PRC’S Coal Industry

Our business, financial condition and results of operations are susceptible to the cyclical nature of the PRC anthracite coal market and vulnerable to fluctuations in anthracite coal prices.

As substantially all of our revenue is derived from the sale of anthracite coal, our business, financial condition and results of operations are substantially dependent upon the prices we charge for our anthracite coal. We price our anthracite coal by reference to prices in the domestic PRC anthracite coal markets, which is highly cyclical and has in the past exhibited significant fluctuations in prices due to various supply and demand factors. For example, anthracite coal prices in Guizhou Province declined significantly in the second quarter of 2012 and again in the first half of 2013 as a result of the general economic slowdown in the PRC, which reduced demand, as well as an increase in production capacity in Shanxi Province, which increased supply. The decline in anthracite coal prices in Guizhou Province is expected to continue. To date, we have not engaged in any hedging transactions to manage our commodity price risk. The PRC anthracite coal market is affected by numerous factors beyond our control, including:

•	general economic conditions in the PRC;
•	global and regional supply and demand for anthracite coal;
•	competition from other energy sources or alternatives to anthracite coal;
•	abnormal weather conditions;
•	speculative anthracite coal trading;
•	the PRC Government’s economic, energy, environmental, health and safety and other policies; and
•	fluctuations in the development and growth of industries in the PRC with high demand for anthracite coal, including the power, chemical, iron and steel, and building materials industries.

Moreover, technological developments may reduce the long-term demand for anthracite coal. In particular, certain chemical manufacturers have begun experimenting with alternative synthesis processes that would allow the use of lower cost bituminous coal or natural gas instead of anthracite coal to produce ammonia and methanol, while certain iron and steel enterprises are experimenting with using bituminous coal instead of anthracite coal in the steel production process. Although these processes have not yet been proven to be commercially viable, if cost-effective and reliable alternatives to anthracite coal are developed in the future, the long-term demand for, and prices of, anthracite coal would suffer. Any substantial or extended decline in the market prices of anthracite coal in the PRC could materially decrease our revenue and cash flows as well as increase our net loss.

We are subject to extensive regulation, and our business, financial condition, results of operations and prospects may be materially and adversely affected if we fail to comply with applicable regulations or if existing regulations or other government policies change.

Our coal mining operations are subject to extensive regulation in the PRC relating to:

•	the granting and renewal of coal mining rights;
•	the granting of safe production permits;
•	coal mining project approvals;
•	production capacity requirements;
•	resource recovery rate and water and soil preservation requirements;
•	environmental, safety and occupational health requirements;
•	government control over coal prices;
•	taxes, duties and levies, including, among others, resource taxes, mining right usage fees, mineral resource compensatory fees and the coal price levies; and
•	the allocation of coal transportation capacity on the national railway system.

Interpretation of these regulations may change and new regulations may come into effect, which could disrupt or restrict our coal mining operations, reduce our competitiveness or require us to incur substantial compliance costs. In particular, we are subject to increasingly stringent regulatory requirements with respect to coal mine safety. For example, Gouchang Coal Mine suspended its operations from March to August 2012 to comply with certain newly implemented mine gas control requirements in Guizhou Province. Furthermore, in 2011, as a result of the upgrade of drilling and blasting mining methods to semi-mechanical longwall mining methods in anticipation of Guizhou government’s requirements on mining methods, we incurred significant time and expense to redesign and upgrade Liujiaba Coal Mine. We are also subject to extensive and increasingly stringent environmental laws, rules and regulations in the PRC. These laws, rules and regulations impose, among other things, fees for the discharge of pollutants and waste substances, as well as require us to establish reserves for land reclamation and rehabilitation. Any failure to comply may result in fines, restrictions and limits on our coal mining operations, as well as suspension or revocation of our business licenses.

Changes in or implementation of government policies in relation to the consolidation of coal enterprises or coal mines may also have a material adverse effect on our business. For example, in March 2013, the Guizhou government issued a coal mine consolidation policy which aims to, among other things, reduce the total number of coal enterprises and coal mines in Guizhou Province. As a result of this policy, the operations of Gouchang Coal Mine have been suspended by the Guizhou government since March 2013 pending the acquisition by us of a nearby coal mine and Gouchang Coal Mine achieving certain production capacity targets in accordance with Guizhou Province’s coal mine consolidation policy. We cannot assure you that our acquisition of the coal mine near Gouchang Coal Mine will be successful or that Gouchang Coal Mine will be able to resume production. In the year ended December 31, 2013, we incurred an impairment loss on property, plant and equipment of CNY184.42 million (US$30.46 million) in connection with the suspension of Gouchang Coal Mine, and we may incur additional impairment losses in respect of Gouchang Coal Mine in the future if we are unable to successfully resume operations. As of July 31, 2013, Gouchang Coal Mine had proven and probable reserve of 5.72 million tonnes, representing approximately 2.7% of our total proven and probable reserve.

Regulatory changes in the PRC could also significantly reduce the demand for, and the price of, anthracite coal. For example, in November 2011, the NDRC limited increases in the contract price of thermal coal sold to certain power producers in the PRC to 5%, as well as imposed certain price limits on the spot prices of thermal coal. Although these measures were terminated in January 2013, we cannot assure you that the price of thermal coal will not be subject to further price controls in the future. Moreover, the Guizhou government levies a coal price adjustment fund levy on the coal sold by local coal producers and the rate of the coal price adjustment fund levy is subject to frequent changes based on prevailing government policies, which significantly reduced the competitiveness of coal producers in Guizhou Province. We cannot assure you that we will not be subject to further price restrictions, levies or additional regulations in the future, or that future regulatory changes will not have a material adverse effect on our business or prospects.

Competition in the PRC coal industry is intense, and we cannot assure you that we will be able to compete effectively.

The PRC coal industry is highly competitive, and we compete on the basis of many factors, including, coal quality and characteristics, stability of supply, availability and cost of transportation, reliability and timeliness of delivery, customer service and price.  Moreover, as there is a limited supply of desirable anthracite coal reserves in the PRC, there is intense competition for mining rights among anthracite coal producers in the PRC. We face competition primarily from other anthracite coal enterprises in Guizhou Province. Many of our competitors have greater financial, marketing and distribution resources, lower operating costs, more advanced technologies, longer operating histories and greater brand recognition than us. If we are unable to compete effectively in attracting and retaining customers as well as obtaining mining rights over coal reserves, our business, financial condition, results of operations and prospects would be materially and adversely affected.

Risks Relating to Conducting Business in the PRC

Changes in economic, political and social conditions in the PRC could have a material adverse effect on our business, financial condition, results of operations and prospects.

Substantially all of our business and operations are conducted in the PRC. Accordingly, our business, financial condition, results of operations and prospects are, to a significant degree, subject to the economic, political and social conditions in the PRC. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC Government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still government-owned. In addition, the PRC Government continues to play a significant role in regulating industry development through the implementation of industrial policies. In particular, the PRC coal industry is subject to extensive regulation. The PRC Government also exercises significant control over the economy through the allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

Our business and operations are primarily conducted in the PRC and governed by PRC laws, rules and regulations. Our PRC subsidiaries are generally subject to laws, rules and regulations applicable to foreign investments in the PRC and, in particular, laws applicable to wholly foreign owned enterprises. The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC Government has significantly enhanced PRC legislation and regulations to provide protections to various forms of foreign investments in the PRC. However, the PRC has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. As many of these laws, rules and regulations are continually evolving, and because of the limited volume of published decisions, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and may not be as consistent or predictable as in other more developed jurisdictions. In addition, the PRC legal system is based in part on government policies and administrative rules that may have retroactive effect. As a result, we may not be aware of any violations by us until some time after the violation. Furthermore, the legal protections available to us under these laws, rules and regulations may be limited. Any litigation or regulatory enforcement action in the PRC may be protracted and could result in substantial costs and diversion of resources and management attention.

Governmental control over currency conversion may affect the value of your investment and limit our ability to utilize our cash effectively.

The PRC Government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We receive substantially all of our revenue in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy any foreign currency dominated obligations we may incur.  Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, may be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from the SAFE or its local branch may be required where Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as offshore investments denominated in foreign currencies. The PRC Government may also at its discretion restrict access to foreign currencies for current account transactions. In addition, since a significant amount of our future cash flow from operations will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to receive dividends and distributions from our subsidiaries in the PRC, purchase goods and services outside of the PRC or otherwise fund any future business activities that may be conducted in foreign currencies. This could also affect the ability of our subsidiaries in the PRC to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

We may rely on dividends and other distributions on equity paid by our operating subsidiaries in the PRC to fund our cash and financing requirements, and any limitation on the ability of our operating subsidiaries in the PRC to pay dividends or make distributions to us could have a material adverse effect on our liquidity.

We are a holding company, and we rely on dividends and other distributions on equity paid by our operating subsidiaries in the PRC for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay certain operating expenses. Under the applicable PRC laws, rules and regulations, dividends may be paid only out of distributable profits. We cannot assure you that our operating subsidiaries will generate sufficient earnings and cash flow to pay dividends or otherwise distribute sufficient funds to enable us to meet our financial obligations or declare dividends. In particular, each of our subsidiaries in the PRC is required under the applicable laws, rules and regulations to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. In addition, our bank borrowing or other financing agreements may contain certain restrictions relating to the payment of dividends or other distributions. As a result, these subsidiaries are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. Limitations on the ability of these subsidiaries in the PRC, such as Guizhou Puxin and Guizhou Fuyuantong, to pay dividends or make distributions to us could limit our ability to grow our business, make investments or acquisitions, pay dividends to our shareholders, or otherwise fund and conduct our business.

Dividends received by holders of our Shares that are non-PRC enterprises and gains derived from the disposition of our Shares by such holders may become subject to PRC taxation, which may materially reduce the value of investments in our Shares.

Under the PRC Enterprise Income Tax Law and its implementing rules, which became effective on January 1, 2008, a non-PRC enterprise is generally subject to enterprise income tax at the rate of 10% with respect to PRC-sourced income, including dividends derived from sources within the PRC and gains derived from the disposition of equity interests in a PRC company, subject to any reductions under any special arrangements or applicable treaty between the PRC and the jurisdiction of the relevant foreign enterprise’s residence. As the PRC Enterprise Income Tax Law and its implementation rules are relatively new, there remains significant uncertainty as to their interpretation and application by the PRC tax authorities, including whether and how enterprise income tax on dividends payable to and gains derived by holders of our Shares that are non-PRC enterprises may be collected. If we are considered a PRC resident enterprise, dividends we pay with respect to our Shares, or the gain our Shareholders may realize from the transfer of our Shares, may be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the PRC Enterprise Income Tax Law and its implementing rules to withhold PRC income tax on dividends payable to our Shareholders that are non-PRC resident enterprises, or if our Shareholders are required to pay PRC income tax on the transfer of our Shares, the value of such non-PRC enterprise holders’ investments in our Shares may be materially reduced.

We may be subject to PRC enterprise income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.

Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. According to the Implementation Rules, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. As there is no official interpretation or application of the resident enterprise, it remains unclear how PRC tax authority will treat an overseas company that is controlled by natural persons like us. In addition, if new rules and interpretations are issued in the future specifying the criteria for determining whether a foreign entity controlled by a natural person is a resident enterprise under the PRC Enterprise Income Tax Law, we cannot assure you that we will not be deemed a PRC resident enterprise. If, in accordance with any future rules, we were considered a PRC resident enterprise, we would be subject to the enterprise income tax at the rate of 25% on our global income and any dividend received by our non-resident enterprise shareholder may be subject to 10% withholding tax. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law, we will not be subject to the enterprise income tax at the rate of 25% on our global income. In such case, however, dividends we receive from our PRC subsidiaries will be subject to a PRC withholding tax of 10% or 5%, depending on the availability of the relevant tax treaty.

We may not be able to enjoy a reduced withholding tax rate under the special arrangement between Hong Kong and the PRC.

Under the PRC Enterprise Income Tax Law and its implementing rules, which became effective on January 1, 2008, a non-PRC resident enterprise is generally subject to a withholding tax rate of 10% with respect to dividends paid by its subsidiaries in the PRC, subject to any reductions under any special arrangements or applicable treaty between the PRC and the jurisdiction of the relevant foreign enterprise’s residence. Under the Arrangement between the Mainland and Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, which became effective on January 1, 2007, the withholding tax rate for dividends paid by a PRC resident enterprise to a Hong Kong resident enterprise may be lowered to 5% if the Hong Kong resident enterprise owns at least 25% of the PRC resident enterprise. Nonetheless, according to the Circular of the State Administration of Taxation on Relevant Issues relating to the Implementation of Dividend Clauses in Tax Treaties, which became effective on February 20, 2009, special tax treatments on dividends paid by a PRC company under relevant tax treaties will not be available unless certain conditions are satisfied. In addition, pursuant to the Administrative Measures for Non-residents to Enjoy Treatments under Tax Treaties (Trial), which became effective on October 1, 2009, approvals from competent local tax authorities are required before an enterprise can enjoy the relevant tax treatments. Although Smartact is a Hong Kong resident enterprise which wholly owns Guizhou Fuyuantong, our holding company in the PRC, we cannot assure you that it will be able to enjoy the reduced withholding tax rate under the special arrangement between Hong Kong and the PRC.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“SAT Circular 698”) issued by the State Administration of Taxation (“SAT”) on December 10, 2009 with retroactive effect from January 1, 2008, where a non-PRC resident enterprise transfers its indirect equity interests in a PRC resident enterprise by disposing of its equity interests in an overseas holding company, or an “Indirect Transfer”, and such overseas holding company is located in a tax jurisdiction that has an effective tax rate less than 12.5% or does not tax  foreign  income  of  its residents, the non-PRC resident enterprise, as the transferor, is required to report the Indirect Transfer to the relevant PRC tax authorities. Using a “substance over form” principle, the PRC tax authorities may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax, in which case the gains derived from such “Indirect Transfer” may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant PRC tax authorities have the authority to make reasonable adjustments to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with the PRC. In addition, there is no formal declaration with regard to how to determine whether an overseas holding company lacks a “reasonable commercial purpose” or was “established for the purpose of avoiding PRC tax”. As a result, if we and/or our Shareholders are deemed to be conducting any “Indirect Transfer”, we and/or our Shareholders may become at risk of being taxed under SAT Circular 698 in the future and we and/or our Shareholders may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we and/or our Shareholders should not be taxed under SAT Circular 698.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries or limit the ability of our PRC subsidiaries to distribute profits to us.

The SAFE issued a public notice in October 2005 (“SAFE Circular No. 75”), requiring PRC residents to register with the local branch of the SAFE before establishing or controlling any company outside of the PRC for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company”. In addition, any PRC resident that is a shareholder of an offshore special purpose company is required to amend its registration with the SAFE with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment, creation of any security interest over any assets located in the PRC or any other material change in share capital. We may not be fully informed of the identities of all of our beneficial owners who are PRC residents. Moreover, we do not have control over our beneficial owners and cannot assure you that all of our PRC resident beneficial owners will comply with SAFE Circular No. 75. The failure of our beneficial owners who are PRC residents to register or amend their registrations with the SAFE in a timely manner pursuant to SAFE Circular No. 75 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular No. 75 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially and adversely affect our business.

PRC regulation of loans to, and investments in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

Loans or additional capital contributions by our Company to our PRC subsidiaries are subject to PRC regulations and approvals. For example:

•	capital contributions by our Company to a PRC subsidiary must be approved by the MOFCOM or its local counterparts;
•	acquisition of onshore entities by us or our offshore subsidiaries must be approved by the MOFCOM or its local counterparts; and
•	loans by us to a wholly foreign-owned subsidiary cannot exceed statutory limits and must be registered with SAFE or its branches.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and, unless otherwise provided by law, such Renminbi capital may not be used for equity investments in the PRC. In addition, SAFE strengthened its oversight of the use of Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not, in any case, be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 could result in severe monetary or other penalties.

We cannot assure you that we will be able to obtain requisite government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries. If we fail to receive such registrations or approvals, our ability to fund our operations in the PRC would be limited, which could materially and adversely affect our liquidity and our ability to expand our business.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

Substantially all of our assets and our subsidiaries are located in the PRC. In addition, most of our directors and officers reside within the PRC, and the assets of certain directors and officers are located within the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside the PRC upon most of our directors and officers, including with respect to matters arising under the U.S. federal securities laws or applicable state securities laws. Moreover, the PRC does not have treaties providing for the reciprocal enforcement of judgments of courts with the United States, the United Kingdom, Japan or most other Western countries. In addition, Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, recognition and enforcement in the PRC or Hong Kong of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter that is not subject to a binding arbitration provision may be difficult or impossible. In addition, although we will be subject to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”) and the Codes on Takeovers and Mergers and Share Repurchases published by the the Securities and Futures Commission of Hong Kong (the “Takeovers Codes”) upon the listing of our Shares on the Hong Kong Stock Exchange, the holders of Shares will not be able to bring actions on the basis of violations of the Listing Rules and must rely on the Hong Kong Stock Exchange to enforce its rules.

Natural disasters and health and public security hazards in the PRC may severely disrupt our business and operations and may have a material adverse effect on our financial condition and results of operations.

In May 2008 and April 2013, earthquakes registering 8.0 and 6.6, respectively, on the Richter scale struck Sichuan Province and certain other parts of the PRC, devastating much of the affected areas and causing tens of thousands of deaths and widespread injuries. In addition, in September 2012, a series of earthquakes registering 4.8 to 5.6 on the Richter scale struck Guizhou Province and Yunnan Province. Although these earthquakes did not materially affect our operations, they caused at least 80 deaths and significant and extensive damage to factories, power lines, blackouts, transportation and communications disruptions and other losses in the affected areas. The PRC has also encountered incidents of severe acute respiratory syndrome and the outbreak of influenza A (H1N1 and H7N9). We are unable to predict the effect, if any, that any future natural disasters and health and public security hazards may have on our business. Any future natural disasters and health and public security hazards may, among other things, significantly disrupt our ability to adequately staff or otherwise operate our coal mines, limit coal transportation, as well as generally disrupt our operations. Furthermore, natural disasters and health and public security hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our financial condition and results of operations.

The China-based affiliate of our auditor, like other independent registered public accounting firms in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board (United States), and as such, investors may be deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor performs audit work in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, the China-based affiliate of our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspection of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future auditor quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedure. As a result, investors may be deprived of the benefits of PCAOB inspections.

Proceedings instituted recently by the SEC against five PRC-based accounting firms could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. The four firms which are subject to the six month suspension from practicing before the SEC have recently appealed the initial administrative law decision to the SEC. The sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issue the audit reports included in our annual reports filed with the SEC is affiliated with one of the four accounting firms subject to the six month suspension from practicing before the SEC in the initial administrative law decision and we may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance of the PRC, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, it is not clear how these recent developments could affect the SEC's final decision in the case against the five accounting firms or any subsequent appeal to courts that the accounting firms may initiate. Therefore, it is difficult to determine the final outcome of the administrative proceedings and the potential consequences thereof.

If our independent registered public accounting firm were denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our deregistration under the Exchange Act.

Risks Relating to Foreign Private Issuer Status

Because our assets are located outside of the United States and all of our directors and all our officers reside outside of the United States, it may be difficult for you to enforce your rights based on U.S. Federal Securities Laws against us and our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in the PRC.

We are a British Virgin Islands company, and our officers and directors are non-residents of the United States, our assets are located in the PRC and our operations are conducted in the PRC. Therefore, it may not be possible to effect service of process on such persons in the United States, and it may be difficult to enforce any judgments rendered against us or them. Moreover, there is doubt whether courts in the British Virgin Islands or the PRC would enforce (a) judgments of United States courts against us, or our directors or officers based on the civil liability provisions of the securities laws of the Unites States or any state, or (b) in original actions brought in the British Virgin Islands or the PRC, liabilities against us or any non-residents based upon the securities laws of the United States or any state.

Our status as a “foreign private issuer” results in less information being available about us than about domestic reporting companies.

We are foreign private issuer and are not required to file as much information about us as domestic issuers are required to file. In this regard:

•	we are not required to file quarterly reports on Form 10-Q and our annual reports on Form 20-F are subject to disclosure requirement that differ from Form 10-K;
•	we are exempt from the provisions of Regulation FD aimed at preventing issuers from making selective disclosures;
•	the SEC proxy statement and information statement rules do not apply to us; and
•	our officers, directors and principal shareholders are not required to file reports detailing their beneficial ownership of our shares.

Since there is generally greater information available about domestic issuers than about foreign private issuers such as us, the information we are not required to provide may make it more difficult to make investment decisions about us.

Our status as a “foreign private issuer” allows us to adopt IFRS accounting principles, which are different than accounting principles under U.S. GAAP.

We have adopted and presented our financial statements in accordance with IFRS accounting principles. IFRS is an internationally recognized body of accounting principles that are used by many companies outside of the United States to prepare their financial statements; and the SEC recently permitted foreign private issuers such as the Company to prepare and file their financial statements in accordance with IFRS rather than U.S GAAP. IFRS accounting principles are different from those of U.S. GAAP, and SEC rules do not require us to provide a reconciliation of IFRS accounting principles to those of U.S GAAP. Accordingly, we suggest that readers of our financial statements familiarize themselves with the provisions of IFRS accounting principles in order to better understand the differences between these two sets of principles.

Filers of financial statements under IFRS are not currently subject to the SEC’s XBRL requirements which may provide less information to investors than is provided by filers utilizing XBRL.

The SEC requires most reporting companies to provide financial statements in their periodic reports that include “XBRL tagging” – cross references that provide the reader with a greater understanding of the components of line items contained in financial statements. However, the SEC has not yet developed taxonomy to enable filers of IFRS financial statements, such as the Company, to include XBRL tagging in their financial statements. Until such time as the SEC develops taxonomy to allow IFRS filers to include XBRL tagging, IFRS filers will be relieved of the obligation to provide XBRL tagging with their financial statements, and readers will not have the benefit of XBRL tagging when reviewing our financial statements.

It is not possible to foresee all risks that may affect us. Moreover, we cannot predict whether we will successfully effectuate our current business plan. Each prospective purchaser is encouraged to carefully analyze the risks and merits of an investment in the shares and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Feishang Anthracite was incorporated on January 6, 2010 under the laws of BVI and registered as a non-Hong Kong company under Part XI of the Companies Ordinance since December 20, 2013.  We were a wholly-owned subsidiary of CHNR, a BVI company with common shares listed on the NASDAQ Capital Market under the symbol “CHNR” and controlled by Mr. Li Feilie, our chairman and chief executive officer.  CHNR had two business segments: base metals exploration and mining and anthracite coal exploration and mining.  CHNR’s anthracite coal exploration and mining segment was operated through our Company.

On December 23, 2013 the CHNR board of directors approved a conditional special interim dividend to the CHNR Shareholders to be satisfied by way of a distribution in specie of the entire issued share capital of our Company to all CHNR Shareholders in proportion to their respective shareholdings in CHNR on the Distribution Record Date.  In connection with the Spin-Off, the ordinary shares of Feishang Anthracite were distributed on a pro rata basis to holders of record of the common shares of CHNR on January 13, 2014.  Holders of CHNR common shares (“CHNR Shareholders”) were entitled to receive five Feishang Anthracite ordinary shares for each CHNR common share held on the same date.

On January 22, 2014, CHNR completed the Spin-Off and distribution in specie of the entire issued share capital of Feishang Anthracite to the holders of the common shares of CHNR.  Feishang Anthracite was a wholly-owned subsidiary of CHNR. Feishang Anthracite is a producer of anthracite coal based in Guizhou Province of the People’s Republic of China (the “PRC”) and is primarily engaged in the acquisition, construction and development of anthracite coal mines and the extraction and sale of anthracite coal.  After the completion of the Spin-Off on January 22, 2014, CHNR no longer held any shares in Feishang Anthracite.  The Feishang Anthracite ordinary shares were listed on Main Board of the Hong Kong Stock Exchange under the stock code “1738” on January 22, 2014.

Coal Development and Mining

Guizhou Puxin

Guizhou Puxin, together with its five subsidiaries, became our indirect subsidiaries in April 2010 when Smartact acquired 100% of the equity interests in Guizhou Fuyuantong from Feishang Group, for a consideration of CNY10.0 million (US$1.65 million). The consideration was determined based on the then net asset value of Guizhou Fuyuantong and was fully paid in July 2010.

Guizhou Puxin was established in January 2009 under the laws of the PRC. In March 2010, Guizhou Fuyuantong acquired 100% of the equity interests in Guizhou Puxin from Yangpu Jindin Industrial Co. Ltd. and Mr. Zhang Xiaofeng, each of which was an Independent Third Party, for a consideration of CNY150.0 million (US$24.78 million) which represented the registered capital of Guizhou Puxin. The consideration was fully paid by July 2011. At the time of the acquisition, Guizhou Puxin had the following five majority-owned subsidiaries:

•	Baiping Mining, a 70%-owned subsidiary which holds Baiping Coal Mine;
•	Xinsong Coal, a 99%-owned subsidiary which holds Liujiaba Coal Mine;
•	Linjiaao Coal, a 99%-owned subsidiary which holds Zhulinzhai Coal Mine;
•	Gouchang Coal, a 99%-owned subsidiary which holds Gouchang Coal Mine; and
•	Dayuan Coal, a 99%-owned subsidiary which holds Dayuan Coal Mine.

The consideration of CNY150.0 million (US$24.78 million) was significantly lower than the fair value of Guizhou Puxin’s net assets at the time of the acquisition, which was CNY774.1 million. We believe Guizhou Fuyuantong was able to acquire Guizhou Puxin at a relatively low price because Guizhou Puxin was incurring losses and its coal mines were in the early stages of development at the time of the acquisition, and Yangpu Jindin Industrial Co. Ltd. and Mr. Zhang were experiencing financial difficulties and were unable or unwilling to fund the capital expenditures that would have been required to develop Guizhou Puxin’s coal mines.

On February 17, 2014, Guizhou Puxin entered an acquisition agreement with Li Shenggen, the 1% minority shareholder of Dayuan Coal to acquire his 1% of the equity interests in Dayuan Coal for a consideration of CNY1.0 million (US$165,000). CNY760,000 (US$125,000) has been paid to Li Shenggen and the remaining balance of CNY240,000 (US$40,000) will be settled on the completion of the share transfer. Up to April 29, 2014, the acquisition has not yet completed.

Guizhou Yongfu

Guizhou Yongfu, which holds Yongsheng Coal Mine, was established in June 2005 under the laws of the PRC. In July 2008, Yangpu Shuanghu, a company then controlled by Feishang, acquired 70% of the equity interests in Guizhou Yongfu from Mr. Li Qing, an Independent Third Party, for a consideration of CNY11.8 million (US$1.95 million) which represented 70% of the then registered capital of Guizhou Yongfu. The consideration was fully paid in July 2009. In August 2008, Newhold, a company then wholly-owned by Feishang, acquired all of the equity interests in the holding company of Yangpu Shuanghu for a nominal value of HK$1.0 as part of internal group restructuring. In January 2009, CHNR acquired all the issued shares of Newhold from Feishang for a total consideration of CNY287.7 million (US$47.52 million) which was determined based on the volume of coal resources. The consideration was fully paid by November 2009.

Guizhou Yongfu became our indirect subsidiary in September 2010 when Guizhou Puxin acquired 70% of the equity interests in Guizhou Yongfu from Yangpu Shuanghu for a consideration of CNY70.0 million (US$11.56 million), which represented 70% of the then registered capital of Guizhou Yongfu. The consideration was fully paid in October 2010. Yangpu Wanshun Energy Co. Ltd. owns the remaining 30% equity interests in Guizhou Yongfu.

Guizhou Dayun

Guizhou Dayun, which holds Dayun Coal Mine, was established in April 2004 under the laws of the PRC. In June 2008, Yangpu Dashi, a company then controlled by Feishang, acquired 100% of the equity interests in Guizhou Dayun from Yu Xiang, Wang Fang, Wang Yongzhi and Liu Min, each of whom was an Independent Third Party, for a total consideration of CNY4.0 million (US$661,000) which represented the then registered capital of Guizhou Dayun. The consideration was fully paid in December 2009. In July 2008, Pineboom, a company then wholly-owned by Feishang, acquired all of the equity interests in the holding company of Yangpu Dashi for a nominal value of HK$1.0 (US$0.2) as part of internal group restructuring. In July 2009, CHNR acquired all the issued shares of Pineboom from Feishang for a total consideration of CNY154.4 million (US$25.5 million) which was determined based on the volume of coal resources. The consideration was fully paid by January 2010.

Yangpu Dashi and Guizhou Dayun became our indirect wholly-owned subsidiaries in July 2011 when Guizhou Puxin acquired 100% of the equity interests in Yangpu Dashi for a consideration of CNY1.0 million (US$165,000), which was determined by the tax authorities in Guizhou Province and was fully paid in September 2011.

Other Subsidiaries

Bijie Feishang, our wholly-owned subsidiary which was incorporated by Guizhou Puxin in October 2010 under the laws of the PRC. Bijie Feishang was set up with the intention that it will hold and operate new coal mines that may be acquired by our Company.

Jinsha Juli, our wholly-owned subsidiary which was incorporated by Guizhou Puxin and Bijie Feishang in November 2012 under the laws of the PRC. Jinsha Juli was involved in the construction of our coal beneficiation plant in Jinsha County.

Shenzhen Chixin, our wholly-owned subsidiary which was incorporated by Guizhou Puxin in July 2012 under the laws of the PRC. Shenzhen Chixin provides management and consulting services to other companies within our Company.

Other Matters

The Company has not been a party to any bankruptcy, receivership or similar proceedings, trade suspensions or cease trade orders by any regulatory authority.

The Company’s executive offices are located at Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong, telephone +852 28107205.  The Company does not currently maintain an agent in the United States.

B.

Business Overview

Through our operating subsidiaries, we are currently engaged in the acquisition and exploitation of mining rights, including the exploration, construction, development and operation of coal mines located in Guizhou Province, the PRC.

The following table summarizes the activities of our major operating subsidiaries:

Business Segment	Name of Subsidiaries	Effective Interest controlled by the Company	Principal Activities
Coal Development and Mining	Guizhou Yongfu	70%	Anthracite mining in its Yongsheng Mine in Guizhou Province, the PRC
	Guizhou Dayun	100%	Anthracite mine construction of its Dayun Mine in Guizhou Province, the PRC
	Baiping Mining	70%	Anthracite mining in its Baiping Mine in Guizhou Province, the PRC
	Dayuan Coal	99%	Anthracite mining in its Dayuan Mine in Guizhou Province, the PRC
	Gouchang Coal	99%	Anthracite mining in its Gouchang Mine in Guizhou Province, the PRC (temporary suspension)
	Linjiaao Coal	99%	Anthracite mining in its Zhulinzhai Mine in Guizhou Province, the PRC
	Xinsong Coal	99%	Anthracite mining in its Liujiaba Mine in Guizhou Province, the PRC

BUSINESS SEGMENT - Coal Development and Mining

Industry Overview

Coal is a combustible, sedimentary, organic rock which is composed primarily of carbon, hydrogen and oxygen. The fossil fuel is formed from vegetation which has been consolidated between other rock strata and altered by the combined effects of pressure and heat over millions of years to form the coal seams mined today.

The degree of change undergone by a coal as it matures from peat to anthracite – known as coalification – has an important bearing on its physical and chemical properties and is referred to as the ‘rank’ of the coal. The following diagram summarizes the different types of coal and their associated end-uses.

Summary of Coal Types

Source: World Coal Institute, The Coal Resource (2005)

Low rank coals, such as lignite and sub-bituminous coals are typically softer, friable materials with a dull, earthy appearance. They are characterized by high moisture levels and low carbon content, and therefore low energy content. Higher rank coals, such as coking coal and anthracite are generally harder and stronger and often have a black, vitreous lustre. They contain more carbon, have lower moisture content, and produce more energy. Anthracite is at the top of the rank scale and has a correspondingly higher carbon and energy content and a lower level of moisture. Anthracite is the highest quality coal – it has the greatest calorific value, low moisture content, the lowest percentage of volatiles and the highest carbon content. It is also a scarce resource, accounting for only ca. 1% of total world coal reserves. Anthracite is classified into three grades, depending on its carbon content. Standard grade anthracite is used as fuel and for power generation. Higher grades are used in steelmaking, and have other uses in the metallurgy industry.

Coal is one of the largest and most important energy resources in the world. Coal is also the major fuel used for generating electricity worldwide, particularly in mainland China. According to the BP Statistical Review 2013, the world total coal production in 2012 reached 3,845.3 million tonnes, up 2% from 2011. The world's major coal producers are China, the United States, Australia, Indonesia, India, Russian Federation, and South Africa. China was the largest coal producer in the world in 2012, providing 47.46% of the world production. The world total coal consumption in 2012 amounted to 3,730.1 million tonnes, up 2.8% compared with 2011. China, the United States, India, Japan, South Africa, Russian Federation and South Korea are the major coal consuming nations. China was the largest consumer of coal in 2012, accounting for 50.2% of world consumption.

In 2013, China’s coal imports totaled 328 million tonnes, increased by 13.4% from 289 million tonnes in 2012, and the average price of the imported coal was US$89.2 (CNY540) per tonne, dropped 10.35% from 2012. Strong import growth has occurred in China due to a combination of factors, including lower international coal prices and dropping freight rates, weak coal demand in global markets due to the global economic slowdown, and growing electricity demand in domestic production.

The following table shows the production and consumption of raw coal in China over the past 5 years:

	2009	2010	2011	2012	2013

Production (in million tonnes)	3,050	3,240	3,520	3,660	3,700
Consumption (in million tonnes)	3,020	3,180	3,480	3,567	3,610

———————

Source: National Bureau of Statistics of China, National Energy Administration, China Industry Research Network

Coal Mining Operations

Our coal mining operation involves four main processes, i.e. mine construction, coal production, marketing and sales, and environmental protection.

Mine Construction: Following receipt of approvals from relevant mining authorities, construction of the mine project will be developed in three main stages: (a) pre-construction work; (b) construction of shaft engineering and civil engineering; and (c) electrical equipment installation engineering and complementary scheme of production system. The pre-construction work provides the foundation for future mine construction and planning for overall construction management. This phase includes leveling the land with a supply of water, electricity, road and telecommunications. Construction operations and program budgeting for the shaft engineering are carried out in strict compliance with applicable requirements of the safety code. We use various shaft engineering techniques such as drilling and blasting, slagging and tunneling, shotcrete and rock bolt support in mine construction. Quality control, construction stage control and investment control are also implemented during the construction phase. At the same time, six complementary systems are incorporated, including power supply system, draft system, drainage system, pressure ventilation system, elevation and transportation system, gas drainage system, and monitoring system. Following primary examination of the mine construction and receipt of necessary approvals, a three to six months’ trial production run will then take place.

Coal Production: Longwall caving mining technology and coal blasting methodology are adopted in our coal mining operation. Raw coal is transported by scraper conveyor or belt transportation system. A fully mechanized coal mining method is applied to those coal working faces with good geologic structure and stable coal seams with thickness above two meters. Raw coal is then transported by the main tunnel belt conveyor to the work site on the ground for screening and grading processing where it is stored for load-out to customers. Coal mining faces are supported by individual hydraulic prop and articulated roof beam. Waste edge prop and security system of roof fall are adopted to secure the safety of workers.

Marketing and Sales: After loading to trucks from the ground warehouse of the mine, coal products are delivered to Qianbei power plant or other customers. It is the responsibility of marketing personnel to establish sales networks, contract management, provide customer support, and collect customer payments on time.

Environmental Protection: Our mining operations seek to ensure that the "three wastes" (waste gas, waste water and industrial residue) are disposed of in accordance with the relevant provisions of the Environmental Protection Law of the PRC. In addition, we are required by PRC law to reclaim and restore mining sites to their prior condition after completion of mining operations. Reclamation activity typically involves the removal of buildings, equipment, machinery and other physical remnants of mining, restoration of land features in mined-out areas, dumping sites and other mining area, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas, as appropriate.

The following diagrams show the geography of our coal mines and their surrounding areas:

Coal Mine Consolidation Policy in Guizhou Province

In recent years, the Guizhou government has introduced a number of measures to encourage the consolidation of the coal mining industry and has announced plans to, eliminate small-scaled coal mines in Guizhou Province with an annual production capacity of below 300,000 tonnes for each single mine, reduce the total number of coal mining enterprise groups in Guizhou Province to below 100, and reduce the total number of coal mines in Guizhou to approximately 1,000 by 2015.

In order to conduct any merger and restructuring of coal mines under the Guizhou government’s coal mine consolidation policy, a coal enterprise must qualify as a coal mine consolidator. Feishang Energy and the Company have both been determined to meet the requirements of coal mine consolidators in Guizhou Province.

On July 16, 2013 and August 23, 2013, respectively, the Energy Bureau of Guizhou Province and the Leading Group Office of Guizhou Province on Coal Enterprises Consolidation (the “Leading Group Office”) issued the confirmation letters (the “Confirmation Letter”) which confirmed, among other things, the following:

•

Feishang Energy is one of the coal enterprises that has been determined to meet the requirements to be a coal mine consolidator in Guizhou under the notice published by the Leading Group Office on February 28, 2013;

•

the Company’s indirect wholly-owned subsidiary, Guizhou Puxin (including its subsidiaries and their anthracite coal mines), as an affiliate of Feishang Energy, has been determined to have met the basic requirements to qualify as a coal mine consolidator in Guizhou Province; and will be deemed a coal mine consolidator after Feishang Energy has been officially designated as a coal mine consolidator;

•

as a mine consolidator, Guizhou Puxin (including its subsidiaries and their anthracite coal mines) will not be subject to consolidation nor be required to shut down under Guizhou Province’s coal mine consolidation policies; and

•

upon the request of the relevant government authorities in Guizhou Province to acquire or consolidate another coal mine or coal enterprise in Guizhou Province, the ultimate beneficial shareholder of Feishang Energy and Guizhou Puxin have the full discretion to determine either one of them to be the primary acquirer.

Following subsequent discussions with the Leading Group Office and Feishang Energy in February 2014, it was agreed that each coal mine enterprise group which has undergone merger and restructuring shall, in principle, reduce the number of its existing coal mines by 50%. Currently, Feishang Energy (together with the Group) possesses eight coal mines in Guizhou. Therefore, the Company (with the agreement of Feishang Energy) has offered to adopt and implement the following restructuring proposal (the “Restructuring Proposal”):

1.

The Group will undergo the integration of its two coal mines, namely Zhulinzhai Coal Mine and Liujiaba Coal Mine into a single coal mine with two coal shafts and continue the operation of such integrated coal mine under the name of Liujiaba Coal Mine.

2.	Feishang Energy will close down Sanjiazhai Coal Mine. The Group’s Gouchang Coal Mine is currently considering acquiring an adjacent coal mine, Dongdi Coal Mine.
3.	Feishang Energy will acquire three coal mines, namely Pingqiao Coal Mine, Xingwang Coal Mine, and Aohe Coal Mine which will be retained by Feishang Energy for future operation.
4.

Feishang Energy will acquire eight coal mines, namely Laohushi Coal Mine, Shapo Coal Mine, Guojiawuji Coal Mine, Qiwen Coal Mine, Dazhulin Coal Mine, Hengfeng Coal Mine, Xinhe Coal Mine, and Shangmaying Coal Mine and submit the mining right permits of these Coal Mines to the relevant authority for cancellation.

Upon completion of the implementation of the Restructuring Proposal, subject to the approval by the relevant authorities in Guizhou Province, the Group will own and operate six coal mines in Guizhou province, namely Baiping Coal Mine, Yongsheng Coal Mine, Dayun Coal Mine, Dayuan Coal Mine, Liujiaba Coal Mine and Gouchang Coal Mine.

Business of Guizhou Puxin

Following internal group restructurings completed in September 2010 and July 2011, Guizhou Puxin currently owns a 70% equity interest in Guizhou Yongfu, a 100% equity interest in Yangpu Dashi (which in turn owns 100% equity interest in Guizhou Dayun), a 70% equity interest in Baiping Mining, a 99% equity interest in Dayuan Coal, a 99% equity interest in Gouchang Coal, a 99% equity interest in Linjiaao Coal, and a 99% equity interest in Xinsong Coal.

In addition to holding interests in its mining subsidiaries, Guizhou Puxin also conducts certain incidental coal trading activities. Coal trading in the PRC requires the possession of a Coal Trading Qualification Permit. Guizhou Puxin holds a Coal Trading Qualification Permit (permit number 20520101010822) granted by the Guizhou Energy Bureau, which is due to expire on March 10, 2016. Guizhou Puxin purchases coal both from its own coal mines and independent third parties; and sells the coal to independent third parties. For the years ended December 31, 2011, 2012 and 2013, the Company recorded turnover in coal trading of CNY33.06 million, CNY1.12 million, and nil, respectively.

Business of Guizhou Yongfu (Yongsheng Mine)

On November 8, 2007, the Guizhou Provincial Department of Land and Resources granted Guizhou Yongfu a coal mining right (mining right permit number 5200000711822) covering 18.234 square kilometers located in Huajuexiang, Jinsha County, Guizhou Province, the PRC, with an annual production capacity of 600,000 tonnes, which will expire in November 2027, subject to renewal upon expiry. The geological coordinate of this property is EL 106°23′00″~ 106°25′45″ and NL 27°10′00″~ 27°13′00″. The name of this lode property is “Yongsheng Mine”. The first phase (north wing) of construction of the coal mine, which is designed for 900,000 tonnes’ production capacity, one of the two mine faces was completed in June 2013, and the other mine face was delayed in 2013 as we were required by the Jinsha County Administration of Coal Mine Safety in July 2013 to suspend the construction to install gas ventilation tunnels. The construction of the mine face resumed in October 2013 after the gas ventilation tunnels were complete. Yongsheng Mine started commercial run in February 2014.First phase construction included the main declined shaft, water supply system, power supply system, main haulage drift, shaft transportation system, security and surveillance system, industrial site, and road improvement. The project was almost completed as of December 31, 2013. The second phase (south wing) construction of Yongsheng Mine is pending for the assessment of the potential impact arising from the Guizhou coal mine consolidation policy.

Yongsheng Mine is located approximately 30 kilometers south-east of Jinsha County in Guizhou Province and 80 kilometers north-west of Guiyang, the capital of Guizhou Province. A 50 kilometers County road leads to Yongsheng Mine from Jinsha County, which is 70 kilometers from the Nanbai railway station in Zunyi City and is linked to Zunyi by the 326 National Road. From Yongsheng Mine, Guiyang-Zunyi-Chongxihe Highway is accessed via the Changba and Shatu township roads and high-graded highway are accessed by Liuguang and Wujiang rivers. A highway linking Jinsha County to Guiyang that passes by Huajue has been planned and will traverse through the vicinity of the mine. Upon the completion of this highway, the direct route from Yongsheng Mine to Guiyang will be less than 140 kilometers.

There are two incoming aerial high voltage transmission lines installed to the Yongsheng Mine, one in the east and one in the west. The two 35kV power circuits for Yongsheng Mine are both supplied from the Gaoping 110/ 35kV substation. Unpolluted water can be supplied from several sources including the Wujiang River and water discharged from the underground mines.

The coal-bearing formation of Yongsheng Mine is mainly comprised of a set of the clastic rock series of Upper Permian’s Longtan Formation (P2l), with a thickness of 131.51~161.83 meters, averaging 147.02 meters. The rock types include mudstone, argillaceous limestone, fine-grained sandstone, siltstone, silty argillite, argillaceous siltstone, carbonaceous mudstone, claystone and coal. They are in various colors, such as light gray, gray, dark gray and grayish black. The hanging wall is clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c). The footwall of coal formations are Limestone of Lower Permian’s Maokou Formation (P2m).

Prior to 1995, only regional level exploration work had been carried out in Jinsha County. Since 1999, the Guizhou Province Mining Bureau 102 teams carried out a more detailed study of the geology of the potential Jinsha County coal mine including simple coal quality; and exploration program that evaluated the potential northern mining area development for structure, coal quality and mining characteristics. In 2006, the same team completed the second stage report by undertaking a drilling exploration program.

Yongsheng Mine is located within a system of NNE trending multiple, and strata dip is generally 5-15 degrees. Although some eight coal seams exist in the area, there is potential to mine only five seams in the mining area due to the thinness of the other three seams. Two seams, C8 and C12, are minable over the whole licensed area. One seam, C11, is minable over most of the area. Two seams, C9 and C10, are able to be mined over part of the area. The coal seams of Yongsheng Mine are described in the following table:

Minable Seam Numbers	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
C8	1.8-3.9	2.8
C9	0.2-1.8	0.9
C10	0.3-2.4	0.8
C11	0.3-1.6	1.1
C12	1.3-2.5	1.7

The mining right premium of Guizhou Yongfu was determined by the Guizhou Provincial Department of Land and Resources to be CNY89.54 million (US$14.79 million). Guizhou Yongfu has paid CNY36 million (US$5.95 million) as of December 31, 2013. The remaining balance of CNY53.54 million (US$8.84 million) is payable in five installments over a four-year period to the Guizhou Provincial Department of Land and Resources, of which, CNY21.42 million (US$3.54 million) is payable in 2014. The outstanding payable bears interest at a rate stipulated by the People’s Bank of China from year to year and the interest rate of mining rights payable for the year of 2013 is 6.55%.

Guizhou Yongfu has reached lease agreements relating to 120,912 square meters of land with the affected village residents. Guizhou Yongfu paid approximately (a) CNY3.42 million (US$0.56 million) compensation in respect of these agreements up to December 31, 2013, (b) CNY2.10 million (US$0.35 million), and CNY1.43 million (US$0.24 million) to the Jinsha County government in November 2010 and December 2010, respectively, to change the zoning of the 85,974 square meters mine area from agriculture land use to industrial use, and (c) CNY1.15 million (US$0.19 million) land acquisition fee to the Jinsha County government. In addition, Guizhou Yongfu has incurred a CNY6.30 million (US$1.04 million) disaster prevention fee, and paid a CNY0.98 million (US$0.16 million) relocation expense to the affected village residents up to December 31, 2013.

As Yongsheng Mine had not completed its construction and obtained all necessary permits until January 2014, no summary of production and sale tonnages has been provided.

Guizhou Yongfu obtained a JORC-compliant independent technical report covering Yongsheng Mine from Behre Dolbear & Company Asia, Inc. in December 2013. Behre Dolbear & Company Asia, Inc. is an affiliate of Behre Dolbear Group, Inc, a mineral industry advisory and consulting group, with offices in 11 cities internationally including in China, Mongolia, the United States, Canada, Australia, Mexico and Chile, which specializes in performing mineral industry studies for mining companies, financial institutions and natural resource firms. The following table describing the coal reserves at Yongsheng Mine has been extracted from the report:

Yongsheng Mine	Proven Reserve as of July 31, 2013 (in million tonnes)	Probable Reserve as of July 31, 2013 (in million tonnes)	Recoverable Reserve as of July 31, 2013 (in million tonnes)	Btu (in MJ/ kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	3.77	48.19	51.96	28.62	1.27	Yes

The following table describes the coal reserves at Yongsheng Mine as of December 31, 2013:

Yongsheng Mine	Proven Reserve as of December 31, 2013 (in million tonnes)	Probable Reserve as of December 31, 2013 (in million tonnes)	Recoverable Reserve as of December 31, 2013 (in million tonnes)
Anthracite	3.52	48.19	51.71

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves. While there are technical accounting variations between proven and probable reserves determined under JORC-compliant protocols and protocols compliant with SEC Industry Guide 7, management understands that those variations do not result in any material differences between the proven and probable reserves of the Company, whether determined under JORC-compliant protocols or protocols compliant with Industry Guide 7.

Management continues to believe that the PRC remains the world’s largest consumer of coal and that prospects in the PRC’s coal market will improve. The current development strategy of Guizhou Yongfu is to complete the construction of its coal mine and the pilot run according to its planned schedule.

Business of Guizhou Dayun (Dayun Mine)

On March 6, 2011, Guizhou Provincial Department of Land and Resources granted Guizhou Dayun a coal mining right (mining right permit number C5200002011031120112455) covering 16.9035 square kilometers located in Gaopingxiang, Jinsha County, Guizhou Province, the PRC, with an annual production capacity of 600,000 tonnes, which will expire in March 2031, subject to renewal upon expiry. The geological coordinate of this property is EL 106°25′30″~ 106°27′30″ and NL 27°10′30″~ 27°17′45″. The name of this lode property is “Dayun Mine”. Guizhou Dayun started the pre-construction design of Dayun Mine in late 2011, and the construction includes the main declined shaft, water supply system, power supply system, main haulage drift, shaft transportation system, security and surveillance system, industrial site, and road improvement. The estimated construction cost of the first phase (with an annual designed production capacity of 900,000 tonnes) is approximately CNY385.3 million (US$63.64 million), and the construction work is expected to be completed by the end of 2014. The construction cost is expected to be funded by internal resources and bank borrowings. The future second phase of construction is pending for the assessment of the potential impact arising from the Guizhou coal mine consolidation policy.

Dayun Mine is located approximately 40 kilometers south-east of Jinsha County in Guizhou Province and 90 kilometers north-west of Guiyang, the provincial capital of Guizhou Province. A 60 kilometers County road leads to Dayun Mine from Jinsha County, which is 70 kilometers from the Nanbai railway station in Zunyi City and is linked to Zunyi City by the 326 National Road. From Dayun Mine, Guiyang-Zunyi-Chongxihe Highway is accessed via the Changba and Shatu Township Roads and high-graded highway are accessed by Liuguang and Wujiang rivers. A highway linking Jinsha County to Guiyang that passes by Gaoping is planned and will traverse through the vicinity of the mine. Upon completion of this highway, the direct route from Dayun Mine to Guiyang will be less than 150 kilometers.

There are three electricity transformer substations close to Dayun Mine, Changba 110kV substation, Gaoping 35kV substation, and Yongsheng Mine’s 35kV substation. These substations can provide stable electricity supply to Dayun Mine. Unpolluted water can be supplied from several spring steams, Mushuiyi reservoir, and Liuguang River, a sub-branch of Wujiang River.

The coal formation of Dayun Mine is the same as that of Yongsheng Mine.

Prior to 2000, several regional explorations had been carried out in Jinsha County. From 2004 to 2006, the Guizhou Province Mining Bureau 102 team carried out a geological survey of Dayun Mine, and a general exploration program evaluating the potential mining area and simple coal quality. From November 2007 to January 2008, a co-design, conducted by the same team and Coal Mine Design Institute of Guizhou Province, developed the initial mining plan. In July 2008, the same 102 team carried out an additional drilling exploration and calculated the mine’s indicated and inferred resources. In October 2008, a second phase mining plan was designed and brought to implementation.

Dayun Mine is located within a system of NNE trending multiple and strata dip is generally 8-13 degrees. There is the potential to mine four seams out of a total of twelve seams in the licensed area. The seams M8 and M12 are minable over the whole area, and two seams, M6, and M11, are thick enough to be mined over most of the licensed area. The coal seams of Dayun Mine are described in the following table:

Minable Seam Numbers	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
M6	0.3-3.3	1.7
M8	1.1-5.0	2.7
M11	0.5-2.9	1.2
M12	0.8-3.6	2.0

In accordance with applicable PRC laws, we are not permitted obtain safe production and coal production permits covering Dayun Mine (see “Government Regulation of Coal Mining Activities”, below) until completion of inspection of the construction/development project and the pilot run. Thereafter, commercial production is expected to commence.

The mining right premium of Guizhou Dayun was determined by the Guizhou Provincial Department of Land and Resources to be CNY72.99 million (US$12.06 million). Guizhou Dayun has paid CNY38.01 million (US$6.28million) through December 31, 2013. The remaining balance of CNY34.98 million (US$5.78 million) at December 31, 2013 is payable in three installments over a three-year period to the Guizhou Provincial Department of Land and Resources commencing in 2014. The outstanding payable bears interest at a rate stipulated by the People’s Bank of China from year to year and the range of the interest rates of mining rights payable for the year of 2013 is 6.15%-6.40%.

Guizhou Dayun has reached lease agreement with the Daqiao village committee relating to 143,960 square meters of land to be used as the industrial site of the Dayun Mine. Guizhou Dayun paid (a) CNY6.80 million (US$1.12 million) in respect of the agreement for use of the land, (b) a CNY8.30 million (US$1.37 million) land acquisition fee to the Jinsha County government and (c) CNY7.09 million (US$1.17 million) in relocation expense to the affected village residents up to December 31, 2013.

As Dayun Mine is a newly constructed anthracite mine which commenced construction in late 2011, no summary of production and sale tonnages has been provided.

Guizhou Dayun obtained a JORC-compliant independent technical report covering Dayun Mine from Behre Dolbear & Company Asia, Inc. in December 2013. The following table describing the coal resources at Dayun Mine has been extracted from the report:

Dayun Mine	Proven Reserve as of July 31, 2013 (in million tonnes)	Probable Reserve as of July 31, 2013 (in million tonnes)	Recoverable Reserve as of July 31, 2013 (in million tonnes)	Btu (in MJ/ kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	12.50	84.79	97.29	28.03	2.12	Yes

The following table describes the coal reserves at Dayun Mine as of December 31, 2013:

Dayun Mine	Proven Reserve as of December 31, 2013 (in million tonnes)	Probable Reserve as of December 31, 2013 (in million tonnes)	Recoverable Reserve as of December 31, 2013 (in million tonnes)
Anthracite	12.50	84.79	97.29

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves. While there are technical accounting variations between proven and probable reserves determined under JORC-compliant protocols and protocols compliant with SEC Industry Guide 7, management understands that those variations do not result in any material differences between the proven and probable reserves of the Company, whether determined under JORC-compliant protocols or protocols compliant with Industry Guide 7.

The current development strategy of Guizhou Dayun is to complete the construction of its coal mine and the pilot run according to its planned schedule.

Business of Baiping Mining (Baiping Mine)

On November 3, 2011, Baiping Mining was granted a coal mining right (mining right permit number C520000201111112012106) to 3.0143 square kilometers located in Gaoping, Jinsha County, Guizhou Province, the PRC, with an annual production capacity of 150,000 tonnes, which will expire in August 2014. The geological coordinate of this property is EL 106°24′06″~ 106°25′21″ and NL 27°15′00″~ 27°16′04″. The name of this lode property is “Baiping Mine”. The first phase construction of Baiping Mine, which is designed for 300,000 tonnes of coal production capacity, was completed in December 2010. Baiping Mine started its commercial run in April 2011 with an annual production capacity, as stipulated in the mining right permit and the coal production permit, of 150,000 tonnes of anthracite. Baiping Mine is in the process of applying for a 300,000 tonnes’ mining right permit and it is anticipated that such permit will be obtained in June 2014. The second phase construction of Baiping Mine, which is designed as an upgraded mine development project on the ventilation declined shaft, water supply system, power system, shaft transportation system, security and surveillance system, is to accommodate a total of 600,000 tonnes designed coal production capacity.  It is pending for the assessment of the potential impact arising from the Guizhou coal mine consolidation policy.

Baiping Mine is located approximately 50 kilometers south-east of Jinsha County in Guizhou Province and 80 kilometers north-west of Guiyang, the provincial capital of Guizhou Province. A 50 kilometers County road leads to Baiping Mine from Jinsha County, which is 70 kilometers from the Nanbai railway station in Zunyi County and is linked to Zunyi City by the 326 National Road. From Baiping Mine, Guiyang-Zunyi-Chongxihe Highway is accessed via the Changba and Shatu Township Roads and high-graded highway are accessed by Liuguang and Wujiang rivers. A highway linking Jinsha County to Guiyang that passes by Huajue is planned and will traverse through the vicinity of the mine. Upon the completion of this highway, the direct route from Baiping Mine to Guiyang will be less than 140 kilometers.

The electricity supply of Baiping Mining is mainly provided by Gaoping substation of Jinsha County, with 110/ 35kV of transmission base located in 5 kilometers of Baiping Mine. Unpolluted water can be supplied from several sources, including water discharged from underground and spring water.

The coal-bearing formation of Baiping Mine mainly consists of a set of the clastic rock series of Upper Permian’s Longtan Formation (P2l), with a thickness of 90~10 meters. The rock types include mudstone, argillaceous siltstone, siltstone, silty argillite, sideritic limestone interbedding, and coal seams. The rocks are light gray, gray, dark gray and grayish black in color. The hanging wall of coal formation is clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c). The footwall of coal formation is limestone of Lower Permian’s Maokou Formation (P2m).

In 2003, the Guizhou Province Mining Bureau 102 team carried out a geological survey of the Baiping Mine. Baiping Mine was built in 2003 with an annual production capacity of 90,000 tonnes, and the capacity was expanded to 150,000 tonnes in 2006. In November 2009, the Coal Mine Design Institute of Jiangxi Province designed an expansion plan to further increase the annual capacity of Baiping Mine to 300,000 tonnes, and the new declined shafts have been under constructing since then.

Baiping Mine has a total of twelve coal seams in the area. Five seams, C4, C5, C7, C8 and C12, are eligible to be mined over the whole licensed area. The coal seams of the Baiping Mine are described in the following table:

Minable Seam Number	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
C4	1.6-3.0	2.1
C5	1.3-1.9	1.6
C7	1.4-2.1	1.8
C8	1.2-2.3	1.8
C12	1.3-3.6	2.3

The mining right premium of Baiping Mining was determined by the Guizhou Provincial Department of Land and Resources to be CNY3.41 million (US$0.56million). Baiping Mining has fully paid the outstanding amount as of December 31, 2010.

Baiping Mining has reached land lease agreements covering 43,527square meters with the affected village committees and village residents; and has paid approximately CNY0.85 million (US$0.14 million) compensation in respect of these agreements. In addition, Baiping Mining obtained a temporary 10,877 square meters land use right from the Bureau of Land and Resources of Jinsha County. Baiping Mining paid approximately CNY0.11 million (US$0.02 million) in respect of this temporary land use right.

The following table summarizes the production quantity and sales quantity of our anthracite products for the period ended from March 18, 2010 (date of acquisition) to December 31, 2010, the years ended December 31, 2011, 2012, and 2013.

	2010	2011	2012	2013
Production quantity (in tonnes):
Anthracite	65,046	159,185	292,000	290,353

Sales quantity (in tonnes):
Anthracite	71,158	152,564	302,886	290,878

In 2010, 2011, 2012 and 2013, Baiping Coal Mine produced 65,046 tonnes, 159,185 tonnes, 292,000 tonnes, and 290,353 tonnes of anthracite coal, respectively. In 2011, 2012 and 2013, the amount of anthracite coal produced by Baiping Coal Mine exceeded its permitted annual production capacity of 150,000 tonnes under its mining right permit and coal production permit. In January and July 2013, the Energy Bureau of Guizhou Province issued confirmation letters, stating that (i) it did not consider there was any over-production prior to 2012, (ii) it would not impose any penalties against Baiping Mining or its employees or impose any other measures (including but not limited to, revocation of the coal production permit or suspension of coal mining operations) in respect of over-production in 2012 or thereafter, as Baiping Coal Mine has undergone certain technological improvements after its coal production permit was issued, such that its actual production capacity and ventilation systems exceeded the design specifications set forth in its then coal production permit and could support an annual production output of 290,000 tonnes, and (iii) it would support our application for the relevant permits with an annual production capacity of 300,000 tonnes or more. The Energy Bureau of Guizhou Province further confirmed orally that it considered the overproduction at Baiping Coal Mine in 2011 to be minimal and the production output in years prior to 2011 were within the permitted annual production capacity. Between December 2012 and January 2013, we also received confirmation letters from the Water Conservation Office of Bijie City, the Water Resources Department of Guizhou Province, the Guizhou Administration of Coal Mine Safety and the Environmental Protection Department of Guizhou Province. These confirmation letters either agreed with the January 2013 confirmation letter issued by the Energy Bureau of Guizhou Province or confirmed there would be no penalties imposed on Baiping Mining and/or Baiping Mining’s employees as a result of the over-production at Baiping Coal Mine. Our PRC legal advisors have advised us that such confirmation letters were issued by the competent government authorities and are legally valid.

Baiping Mining obtained a JORC-compliant independent technical report covering Baiping Mine from Behre Dolbear & Company Asia, Inc. in December 2013. The following table describing the coal resources at Baiping Mine has been extracted from the report:

Baiping Mine	Proven Reserve as of July 31, 2013 (in million tonnes)	Probable Reserve as of July 31, 2013 (in million tonnes)	Recoverable Reserve as of July 31, 2013 (in million tonnes)	Btu (in MJ/ kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	3.44	19.04	22.48	28.33	2.35	Yes

The following table describes the coal reserves at Baiping Mine as of December 31, 2013:

Baiping Mine	Proven Reserve as of December 31, 2013 (in million tonnes)	Probable Reserve as of December 31, 2013 (in million tonnes)	Recoverable Reserve as of December 31, 2013 (in million tonnes)
Anthracite	3.29	19.04	22.33

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves. While there are technical accounting variations between proven and probable reserves determined under JORC-compliant protocols and protocols compliant with SEC Industry Guide 7, management understands that those variations do not result in any material differences between the proven and probable reserves of the Company, whether determined under JORC-compliant protocols or protocols compliant with Industry Guide 7.

Business of Dayuan Coal (Dayuan Mine)

On March 15, 2013, Dayuan Coal was granted a coal mining right (mining right permit number C5200002011051120118585) to 1.6490 square kilometers located in Xinfang, Nayong County, Guizhou Province, the PRC, with an annual production capacity of 300,000 tonnes, which will expire in March 2023. The geological coordinate of this property is EL 105°07′31″~ 105°08′42″ and NL 26°38′06″~ 26°38′52″. The name of this lode property is “Dayuan Mine”. Dayuan Coal had been constructing a new production system designed for an annual production capacity of 300,000 tonnes since July 2009, and the construction was completed by December 2012. Dayuan Mine started its commercial run in November 2013 with an annual production capacity, as stipulated in the mining right permit, of 300,000 tonnes.

Dayuan Mine is located approximately 22 kilometers west of Nayong County in Guizhou Province and seven kilometers from Yangchang power plant. A County road leading to 307 provincial road from Dayuan Mine to Guiyang, the provincial capital of Guizhou Province, is about 300 kilometers.

The prior production system used a dual-circuit power supply: one loop from Yangchang substation and the other loop from Xinfang substation; both are 10kV. The new production system uses a single power supply from Xinfang substation with 10kV. The prior system of Dayuan Mine used mountain spring water located 1.5 kilometers away and underground water. The new system uses household tap water and river water.

The coal-bearing formation of Dayuan Mine is mainly a set of clastic rock series of Upper Permian’s Longtan Formation (P2l), with an average thickness of 289.51 meters. The rock types include yellowish brown mudstone, sandy mudstone, and grayish green colored, medium or thick bedded sand layers, siltstone, fine sandstone, and coal seams. The hanging wall is clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c), with a thickness of 20~25 meters, averaging 22 meters. The footwall is basalt of Upper Permian’s Emeishan Formation.

Prior to 2000, several simple exploration works had been carried out in Dayuan Mine. In 2002, Guizhou Mengte Resources Exploration Company Limited carried out a geological survey and evaluation of the coal resource in this area. In 2004, the Survey and Design Institute of Guizhou University re-designed the mining plan of Dayuan Mine. In 2007, Guizhou Nonferrous Geological Bureau carried out a general survey to evaluate the coal resource of Dayuan Mine.

Dayuan Mine contains 84 coal seams. Four seams, C3, C5, C6, and C7, are minable over the whole licensed area. The coal seams of the Dayuan Mine are described in the following table:

Minable Seam Numbers	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
C3	0.4-2.1	1.1
C5	0.8-8.6	3.5
C6	0.8-1.2	1.0
C7	0.5-1.5	1.0

Dayuan Coal obtained mining rights for the Dayuan Mine for a total consideration of CNY13.38 million (US$2.21 million). The last installment of the purchase price, which amounted to CNY2.49 million (US$0.41 million), was paid by Dayuan Coal to the Guizhou Provincial Department of Land and Resources in October 2011.

Dayuan Coal has reached land lease agreements covering 83,675 square meters and relocation agreements with the village committee of Pingdong Village, Xinfang Town, Nayong County and the affected village residents; and has agreed to pay approximately a total of CNY0.59 million (US$0.10 million) compensation and CNY4.17 million (US$0.69 million) relocation expense in respect of these agreements. Dayuan Coal has also obtained a temporary 4,528 square meters land use right for one year from the Bureau of Land and Resources of Nayong County. Dayuan Coal has paid approximately CNY0.11 million (US$0.02 million) in respect of this temporary land use right.

The following table summarizes the production quantity and sales quantity of our anthracite products for the period ended from March 18, 2010 (date of acquisition) to December 31, 2010, the years ended December 31, 2011, 2012 and 2013. As Dayuan Mine had not completed its mine upgrade development project, and obtained all necessary permits, until October 2013, no summary of production and sale tonnages for 2011 or 2012 is provided.

	2010	2011	2012	2013
Production quantity (in tonnes):
Anthracite	9,555	—	—	11,370

Sales quantity (in tonnes):
Anthracite	10,847	—	—	10,398

Dayuan Coal obtained a JORC-compliant independent technical report covering Dayuan Mine from Behre Dolbear & Company Asia, Inc. in December 2013. The following table describing the coal resources at Dayuan Mine has been extracted from the report:

Dayuan Coal	Proven Reserve as of July 31, 2013 (in million tonnes)	Probable Reserve as of July 31, 2013 (in million tonnes)	Recoverable Reserve as of July 31, 2013 (in million tonnes)	Btu (in MJ/ kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	2.99	5.27	8.26	25.79	1.16	Yes

The following table describes the coal reserves at Dayuan Mine as of December 31, 2013:

Dayuan Mine	Proven Reserve as of December 31, 2013 (in million tonnes)	Probable Reserve as of December 31, 2013 (in million tonnes)	Recoverable Reserve as of December 31, 2013 (in million tonnes)
Anthracite	2.96	5.27	8.23

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves. While there are technical accounting variations between proven and probable reserves determined under JORC-compliant protocols and protocols compliant with SEC Industry Guide 7, management understands that those variations do not result in any material differences between the proven and probable reserves of the Company, whether determined under JORC-compliant protocols or protocols compliant with Industry Guide 7.

Business of Gouchang Coal (Gouchang Mine)

On April 8, 2011, Gouchang Coal was granted a 90,000 tonnes coal mining right (mining right permit number C5200002009121120048406) to 1.7198 square kilometers located in Kunzhai, Nayong County, Guizhou Province, the PRC, with an annual production capacity of 90,000 tonnes, which will expire in April 2017. The geological coordinate of this property is EL 105°10′30″~ 105°11′15″ and NL 26°54′15″~ 26°55′00″. The name of this lode property is “Gouchang Mine”. The first phase coal mine construction was completed in November 2010. Gouchang Mine started commercial run in May 2011 with an annual production capacity, as stipulated in the mining right permit and the coal production permit, of 90,000 tonnes of anthracite. According to the coal mine consolidation policy promulgated by the Guizhou government on March 22, 2013, Gouchang Coal has been required to cease operation until the end of 2014, and thereafter consolidate nearby coal mines and apply for a 450,000 tonnes’ mining right permit.

Gouchang Mine is located approximately 24 kilometers northwest of Nayong County in Guizhou Province. A County road leading to 307 provincial road from Gouchang Mine to Guiyang, the provincial capital of Guizhou Province, is about 300 kilometers.

Gouchang Coal uses the national agricultural dual-circuit power supply: one loop from Nayong Weixin substation and the other from Kunzhai substation; both are 10kV. Gouchang Mine uses spring water from a nearby mountain.

The coal-bearing formation of Gouchang Mine mainly comprises a set of the clastic rock series of Upper Permian’s Longtan Formation (P2l), with a thickness of 220～268 meters. The rock types include claystone, mudstone, fine sandstone, siltstone, and coal seams. The hanging wall is clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c), with a thickness between 35.5 meters and 41 meters, averaging 40 meters. The footwall is light to dark gray colored, medium or thick bedded massive limestone of Lower Permian’s Maokou Formation (P2m), with a thickness greater than 100 meters.

In 2007, Guizhou Province Mining Bureau carried out a simple geological survey of the Gouchang Mine, and found three minable seams. In 2009, the Guizhou Province Mining Bureau 102 team carried out a drilling exploration program that evaluated the coal quality and mining characteristics.

Gouchang Mine contains 44 coal seams. Five seams, M5-1, M5-2, M6-1, M6-2 and M13, are minable over the whole licensed area. The coal seams of the Gouchang Mine are described in the following table:

Minable Seam Numbers	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
M5-1	0.2-3.0	2.6
M5-2	1.2-4.6	3.2
M6-1	0.9-2.3	1.7
M6-2	0.4-1.4	1.2
M13	1.0-1.2	1.1

Gouchang Coal obtained mining rights for the Gouchang Mine for a total consideration of CNY11.75 million (US$1.94 million). The last installment of the mining rights payable, which amounted to CNY1.75 million (US$0.29million), was paid by Gouchang Coal to the Guizhou Provincial Department of Land and Resources in May 2012.

Gouchang Coal has reached land lease agreements covering 43,476 square meters with the village committee and the affected village residents. Gouchang Coal has paid CNY0.57 million (US$0.09 million) compensation in respect of these agreements. Gouchang Coal has also obtained a temporary 11,329 square meters land use right for one year from the Bureau of Land and Resources of Nayong County. Gouchang Coal has paid approximately CNY0.11 million (US$0.02 million) in respect of this temporary land use right.

The following table summarizes the production quantity and sales quantity of our anthracite products for the period ended from March 18, 2010 (date of acquisition) to December 31, 2010, the year ended December 31, 2011, 2012, and 2013. As Gouchang Mine has not completed its upgraded mine development project until March 2011, no summary of production and sale tonnages is provided for 2010.

	2010	2011	2012	2013
Production quantity (in tonnes):
Anthracite	—	96,068	53,362	3,872

Sales quantity (in tonnes):
Anthracite	—	89,245	49,095	11,472

Gouchang Coal obtained a JORC-compliant independent technical report covering Gouchang Mine from Behre Dolbear & Company Asia, Inc. in December 2013. The following table describing the coal resources at Gouchang Mine has been extracted from the report:

Gouchang Coal	Proven Reserve as of July 31, 2013 (in million tonnes)	Probable Reserve as of July 31, 2013 (in million tonnes)	Recoverable Reserve as of July 31, 2013 (in million tonnes)	Btu (in MJ/ kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	1.87	3.85	5.72	27.80	1.10	Yes

The following table describes the coal reserves at Gouchang Mine as of December 31, 2013:

Gouchang Mine	Proven Reserve as of December 31, 2013 (in million tonnes)	Probable Reserve as of December 31, 2013 (in million tonnes)	Recoverable Reserve as of December 31, 2013 (in million tonnes)
Anthracite	1.87	3.85	5.72

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves. While there are technical accounting variations between proven and probable reserves determined under JORC-compliant protocols and protocols compliant with SEC Industry Guide 7, management understands that those variations do not result in any material differences between the proven and probable reserves of the Company, whether determined under JORC-compliant protocols or protocols compliant with Industry Guide 7.

Business of Linjiaao Coal (Zhulinzhai Mine)

On April 27, 2011, Linjiaao Coal was granted a coal mining right (mining right permit number C5200002011031120108782) to 1.4104 square kilometers located in Xinhua, Liuzhi Special Zone, Guizhou Province, the PRC, with an annual production capacity of 300,000 tonnes, which will expire in July 2018. The geological coordinate of this property is EL 105°26′28″~ 105°28′17″ and NL 25°21′48″~ 25°23′32″. The name of this lode property is “Zhulinzhai Mine”. Since July 2009, Zhulinzhai Mine had been under construction for a new production system designed for an annual production capacity of 300,000 tonnes. The construction was completed in April 2011. Zhulinzhai Mine passed its pilot run test in March 2012. The safe production permit and the coal production permit were granted on March 6, 2012 and April 16, 2012, respectively, and the mine commenced its commercial run in April 2012.

Zhulinzhai Mine is located approximately 30 kilometers northeast of Liuzhi Special Zone in Guizhou Province. A County road leading to 307 provincial road from Zhulinzhai Mine to Guiyang is about 230 kilometers. Liuzhi Special Zone can also be accessed via Guikun railway to Guiyang, the provincial capital of Guizhou Province.

Linjiaao Coal uses double-circuit power from China Southern power grid, with 35kV transmission base located in 10 kilometers of Xinhua town of Liuzhi Special Zone. The water supply of Linjiaao Coal is from nearby springs and underground water.

The coal-bearing formation of Zhulinzhai Mine comprises a set of clastic rock series of Upper Permian’s Longtan Formation (P2l), with a thickness of 369.21~397.15 meters, and 382.67 in average. The rock types include gray to dark gray sandy mudstone, siltstone, fine sandstone, with interbeddings of dark gray, gray, or grayish black colored mudstone, claystone, thin-bedded limestone, as well as the grayish black to black carbonaceous mudstone and coal seams. The hanging wall is 18~48 meters thick clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c). The footwall is basalt of Upper Permian’s Emeishan Formation, with a thickness over 100 meters.

Prior to 2003, several regional exploration works had been carried out in Xinhua Village, where Zhulinzhai Mine is located. From November 2003 to October 2004, Guizhou Province Mining Bureau 113 team carried out a geological survey of Xinhua village. From October 2005 to October 2006, Henda Exploration Company Limited carried out a general exploration of Xinhua village evaluating the coal reserves, and the reserves were approved by Guizhou Provincial Department of Land and Resources.

Zhulinzhai Mine contains 32 seams. Five seams, C6, C16, C18, C27 and C30 are thick enough to be mined over most of the licensed area. The coal seams of Zhulinzhai Mine are described in the following table:

Coal Seam	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
C6	3.5-4.5	3.9
C16	1.1-2.2	1.5
C18	1.2-3.2	1.7
C27	0.8-3.2	2.0
C30	1.0-2.2	1.5

Linjiaao Coal obtained mining right for the Linjiaao coal mine for a total consideration of CNY19.88 million (US$3.28 million). The last installment of the mining rights payable, which amounted to CNY3.20 million (US$0.53 million) was paid by Linjiaao Coal to the Guizhou Provincial Department of Land and Resources in August 2013.

Linjiaao Coal has reached land lease agreements covering 38,761 square meters and relocation agreements with the Tianba village committee and the affected village residents. Linjiaao Coal has paid approximately CNY1.08 million (US$0.18 million) compensation and CNY5.32 million (US$0.88 million) relocation expense in respect of these agreements. Linjiaao Coal has also obtained a temporary 5,014 square meters land use right for two years from the Bureau of Land and Resources of Liuzhi Special Zone. Linjiaao Coal has paid approximately CNY0.08 million (US$0.01 million) in respect of this temporary land use right.

The following table summarizes the production quantity and sales quantity of our anthracite products for the period ended from March 18, 2010 (date of acquisition) to December 31, 2010, the years ended December 31, 2011, 2012, and 2013. As Zhulinzhai Mine had not completed its upgrading mine development project from June 2009 to February 2012, no summary of production and sale tonnages is provided for 2010 and 2011.

	2010	2011	2012	2013
Production quantity (in tonnes):
Anthracite	—	—	65,111	71,349

Sales quantity (in tonnes):
Anthracite	—	—	75,281	70,542

Linjiaao Coal obtained a JORC-compliant independent technical report covering Zhulinzhai Mine from Behre Dolbear & Company Asia, Inc. in December 2013. The following table describing the coal resources at Zhulinzhai Mine has been extracted from the report:

Linjiaao Coal	Proven Reserve as of July 31, 2013 (in million tonnes)	Probable Reserve as of July 31, 2013 (in million tonnes)	Recoverable Reserve as of July 31, 2013 (in million tonnes)	Btu (in MJ/ kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	2.15	7.41	9.56	28.14	1.81	Yes

The following table describes the coal reserves at Zhulinzhai Mine as of December 31, 2013:

Zhulinzhai Mine	Proven Reserve as of December 31, 2013 (in million tonnes)	Probable Reserve as of December 31, 2013 (in million tonnes)	Recoverable Reserve as of December 31, 2013 (in million tonnes)
Anthracite	2.11	7.41	9.52

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves. While there are technical accounting variations between proven and probable reserves determined under JORC-compliant protocols and protocols compliant with Industry Guide 7, management understands that those variations do not result in any material differences between the proven and probable reserves of the Company, whether determined under JORC-compliant protocols or protocols compliant with Industry Guide 7.

Business of Xinsong Coal (Liujiaba Mine)

On March 31, 2011, Xinsong Coal was granted a coal mining right (mining right permit number C5200002009091120036374) to 3.7891 square kilometers located in Xinhua, Liuzhi Special Zone, Guizhou Province, the PRC, with an annual production capacity of 300,000 tonnes, which will expire in September 2019. The geological coordinate of this property is EL 105°29′30″~ 105°30′50″ and NL 26°24′00″~ 26°25′15″. The name of this lode property is “Liujiaba Mine”. Liujiaba Mine ceased its prior production system in December 2010 as required by the Coal Mining Bureau of Guizhou Province as part of a mine consolidation initiative. The construction of Liujiaba Mine’s new production system commenced in July 2009, and the construction design of Liujiaba Mine is based on an annual production capacity of 300,000 tonnes. The construction was completed in December 2011. Liujiaba Mine completed its pilot run in October 2012 and obtained the safe production permit in November 2012 and coal production permit in December 2012.

Liujiaba Mine is located approximately 21 kilometers northeast of Liuzhi Special Zone in Guizhou Province. A County road leading to 307 provincial road from Liujiaba Mine to Guiyang is about 230 kilometers. Liuzhi Special Zone can also be accessed via Guikun railway to Guiyang, the provincial capital of Guizhou Province.

Xinsong Coal uses double-circuit power from China Southern power grid, with 35kV transmission base located in 10 kilometers of Xinhua town of Liuzhi Special Zone. Xinsong Coal uses spring water.

The coal-bearing formation of Liujiaba Mine consists of a set of clastic rock series of Upper Permian’s Longtan Formation (P2l), with a thickness of 260~395 meters, and 328 meters in average. The rock types include mudstone, sandy mudstone, siltstone, fine sandstone, and medium or thick bedded sand layers, siltstone, fine sandstone, and coal seams. The hanging wall is 40 meters thick clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c). The footwall is basalt of Upper Permian’s Emeishan Formation, with a thickness over 30 meters.

Prior to 2003, several regional exploration works had been carried out in Xinhua Village, where Liujiaba Mine is located. From November 2003 to October 2004, the Guizhou Province Mining Bureau 113 team carried out a geological survey of Xinhua Village. From October 2005 to October 2006, Henda Exploration Company Limited carried out a general exploration of Xinhua Village evaluating the coal reserve.

Liujiaba Mine contains 45 coal seams. Three seams are thick enough to be mined over most of the licensed area. The coal seams of Liujiaba Mine are described in the following table:

Coal Seam	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
M27	0.9-6.3	4.6
M28	0.8-5.9	3.3
M30	1.0-6.5	4.6

Xinsong Coal obtained mining right for Xinsong coal mine for a total consideration of CNY25.98 million (US$4.29 million). This obligation was prepaid by Xinsong Coal to the Guizhou Provincial Department of Land and Resources in May 2011.

Xinsong Coal has reached land lease agreements covering 49,812 square meters with the Tianba Village committee and the affected village residents. Xinsong Coal has paid CNY1.73 million (US$0.29 million) compensation in respect of these agreements. Xinsong Coal has also obtained a temporary 2,369 square meters land use right for two years from the Bureau of Land and Resources of Liuzhi Special Zone. Xinsong Coal has paid approximately CNY0.04 million (US$0.01 million) in respect of this temporary land use right.

The following table summarizes the production quantity and sales quantity of our anthracite products for the period ended from March 18, 2010 (date of acquisition) to December 31, 2010, the years ended December 31, 2011, 2012, and 2013. As Liujiaba Mine underwent an upgrading mine development project in 2011, there was no production in 2011; however a summary of sale tonnages of anthracite in 2011 from the production in the previous year is provided.

	2010	2011	2012	2013
Production quantity (in tonnes):
Anthracite	84,473	—	25,680	176,972

Sales quantity (in tonnes):
Anthracite	84,357	1,438	7,943	180,065

Xinsong Coal obtained a JORC-compliant independent technical report covering Liujiaba Mine from Behre Dolbear & Company Asia, Inc. in December 2013. The following table has been extracted from the report:

Xinsong Coal	Proven Reserve as of July 31, 2013 (in million tonnes)	Probable Reserve as of July 31, 2013 (in million tonnes)	Recoverable Reserve as of July 31, 2013 (in million tonnes)	Btu (in MJ/ kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	2.08	11.52	13.60	23.95	2.30	Yes

The following table describes the coal reserves at Liujiaba Mine as of December 31, 2013:

Liujiaba Mine	Proven Reserve as of December 31, 2013 (in million tonnes)	Probable Reserve as of December 31, 2013 (in million tonnes)	Recoverable Reserve as of December 31, 2013 (in million tonnes)
Anthracite	1.97	11.52	13.49

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves. While there are technical accounting variations between proven and probable reserves determined under JORC-compliant protocols and protocols compliant with SEC Industry Guide 7, management understands that those variations do not result in any material differences between the proven and probable reserves of the Company, whether determined under JORC-compliant protocols or protocols compliant with Industry Guide 7.

Customers and Competition

Guizhou Province ranks fifth in terms of coal resources in China and is the largest coal producing Province in southern China. Unlike northern China, where there are many large size coal miners, many small to medium size coal mines and coal washing plants are scattered throughout Guizhou Province. Guizhou Province is also the primary power-exporting Province in Southwest China.

Most of coal products are sold as thermal coal to coal-fired power plants in 2013. During the fiscal year ended December 31, 2013, the three largest customers accounted for 27.67%, 19.01% and 14.52%, respectively, of the sales. The first largest customer and the third customer were coal-fired power plants located in Guizhou Province, and the second customer was a coal trader in Guizhou Province. With the increase in anthracite coal output, we plan to sell more of our raw coal products to coal traders, coal washing plants, and in particular, chemical plants in Guizhou Province in the future.

The price of coal is now determined primarily by market conditions. However, temporary guidelines may be issued to limit price increases if the price of thermal coal increases significantly or is likely to increase significantly, according to the Price Law of the PRC.

PRC Laws relating to the Coal Industry

Approval of Coal Mine Development Projects

In the PRC, coal mine development projects must be approved by the NDRC or its local counterparts, depending on the location and annual production capacities of the project.

On July 16, 2004, the State Council promulgated the Decision on Institutional Reform of Investment System (the “Investment Decision”), which significantly modified the government approval process for major investment projects in the PRC. Pursuant to the Investment Decision, applications for coal mine development projects within the mining areas under the national plan are required to be submitted to the NDRC, and applications for other coal mine development projects are required to be submitted to the competent investment department of the local government.

On December 8, 2005, the NDRC issued the Notice on Strengthening the Management of Related Issues Concerning Basic Construction of Coal Projects (the “Coal Projects Notice”), which was amended on December 12, 2012. Under the Coal Projects Notice, the NDRC delegated to its local counterparts the authority to approve coal mine development projects which are within the mining areas under the national plan which have annual production capacities under 600,000 tonnes.

On November 28, 2007, the NDRC issued the Notice on the Catalogue of Planning Coal Mining Areas Approved by the State (2007), which was amended on December 12, 2012. Under the aforementioned Notice, the NDRC approved or delegated to its local counterparts the power of authority to approve coal mine projects which are within the Catalogue of the mining areas under the national plan.

On May 15, 2013, the State Council promulgated the Decision on Cancellation and Delegation of Certain Items Subject to Administrative Examination and Approval (the “Decision on Administrative Examination and Approval”). According to the Decision on Administrative Examination and Approval, the competent investment department of the provincial governments may approve applications for coal mine development projects which are within the mining areas under the national plan and have newly increased annual production capacities under 1,200,000 tonnes.

Mining Operations

The Coal Law of the PRC (the “Coal Law”), which became effective on December 1, 1996 and as amended on August 27, 2009 and April  22, 2011, sets forth certain requirements relating to coal production, including requirements relating to the exploration of mineral resources, the approval of new mines, the issuance of production permits, the implementation of safety standards, the coal trading, the protection of mining areas from destructive exploitation, the protection of miners and the administration and supervision of coal mining operations.

Under the Mineral Resources Law of the PRC (the “Mineral Resources Law”), which became effective on January 1, 1997 and as amended on August 29, 1996, all mineral resources in PRC are owned by the State. The Mineral Resources Law governs the supervision and administration of the mining and exploration of mineral resources. Under the Mineral Resources Law, the geology and mineral resources bureau of each Province, autonomous region and municipal government is responsible for the supervision and administration of the exploration, development and exploitation of mineral resources within its jurisdiction. Businesses engaged in the exploration and exploitation of mineral resources are required to obtain exploration rights and mining rights from the competent land and resources authorities.

Pursuant to the Coal Law and the Mineral Resources Law, exploration and exploitation of coal is subject to the supervision by the MLR and the relevant local mineral resource bureaus and coal administration departments. For example, coal exploration licenses and coal mining right permits are granted by the MLR or local mineral resource bureaus. Holders of mining right permits are required to file annual reports with the relevant administrative authorities that issue the permits. A coal production permit is required before a coal producer may produce and sell coal in the PRC. Furthermore, the production capacity of each coal mine is subject to annual review by the NDRC or local counterparts.

Under the Procedures for the Registration of Mineral Resources Mining (the “State Council Circular No. 241”), which became effective on February 12, 1998, holders of mining right permits are required to submit applications with the relevant registration authorities to change the scope of mining area, the main exploited mineral categories, exploitation modes and name of the mining enterprise, as well as transferring mining rights. Mining right permits will terminate upon their expiration unless they are extended by relevant registration authorities.

Coal mining businesses may be subject to administrative penalties for certain non-compliance. For example, conducting a coal mining business without a mining right permit, or safety production permit may result in cease-and-desist orders, disgorgement of profits and fines. In addition, coal mining businesses which exceed the production limit set forth in the mining right permit or coal production permit may be subject to a one-time fine of up to CNY2.0 million on the coal mine, a fine of no more than CNY150,000 on the mine manager, other administrative penalties and, in serious cases, revocation of coal production permit and mine managers’ qualification certifications, as well as closure of the mine.  As described above, the relevant government authorities have confirmed with us that it would not impose any penalties against Baiping Mining or its employees or impose any other sanctions (including but not limited to, revocation of the coal production permit or suspension of coal mining operations) due to the over-production in 2012 or thereafter.

Under the Coal Law and the Mineral Resources Law, coal producers are required to achieve certain reserves recovery rates, and failure to achieve the rates may result in penalties, including the revocation of coal production permits.

It is unlawful to conduct mining operations in areas authorized for exploitation by other mining operators, which may result in cease and desist orders, fines, forfeiture of relevant products and proceeds and damage of losses suffered by authorized operators.

Coal mining businesses which cause harm to others in the course of operations are liable to the affected parties and are required to take remedial measures. Under the Detailed Rules for the Implementation of the Mineral Resources Law, a mine operator is required to follow certain procedures when closing a mine, including submitting a mine closure geology report to the relevant authorities that approved the opening of the mine.

Mining rights are transferable subject to the approval of the relevant geological and mineral resources and land bureaus of the PRC. A mining right permit holder is entitled to and obligated to conduct mining activities in the area specified in and within the term of the mining right permit. A mining right permit holder is also entitled to set up necessary production facilities and acquire land use rights necessary for coal production. A mining right permit holder is required to (i) conduct reasonable exploitation and protect and fully utilize mineral resources, (ii) pay resources taxes and resources compensation levies, (iii) comply with the laws and regulations relating to occupation safety, soil and water conservation and reclamation and environmental protection, and (iv) submit mineral resource reserves and utilization reports to the relevant government authorities.

A mining rights permit entitles the holder to undertake mining activities and infrastructure and ancillary work, in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Holders are required to submit a mining proposal and feasibility studies to the relevant authority. As required by applicable PRC laws in respect of undeveloped coal mines, coal mine operators are required to conduct trial production and subsequently obtain regulatory certifications to commence commercial production. In order to commence commercial production, a coal mine must obtain permits including (a) a mining right permit; and (b) a safe production permit. To date, all seven of the Company’s coal mines have obtained their respective mining right permits. Baiping Mine, Yongsheng Coal, Gouchang Coal, Xinsong Coal, Linjiaao Coal and Liujiaba Coal have also obtained safe production permit and management believes that the remaining Dayun Coal will receive its safe production permit following completion of mine construction and trial run.

Pursuant to the Coal Law, a coal mining business is required to obtain a coal production permit in order to sell self-produced coal.  In addition, pursuant to the Measures of Supervision of Coal Operation, a coal operation qualification certificate is required to be obtained before engaging in sales of coal products that are not self-produced or self-processed.

The National People’s Congress Standing Committee passed certain amendments to the Coal Law, which became effective on June 29, 2013, including removing the requirements of obtaining coal production permits and coal operation permits.

Pricing

Since the PRC Government eliminated price controls over the coal used for power generation in 2002, coal price has been mainly influenced by the supply and demand of coal markets. Nonetheless, the PRC Government still has the right to implement certain temporary price intervention measures. For example, the NDRC issued the Notice on Strengthening Adjustments of Thermal Coal Prices on November 30, 2011, pursuant to which the NDRC implemented a temporary price intervention measure on thermal coal sold to certain power producers by setting maximum coal prices at key ports and distribution centers in January 2012. The temporary price intervention measure was terminated in January 2013 in accordance with the Notice on Terminating Temporary Price Intervention Measures on Thermal Coal Prices issued by the NDRC on December 18, 2012. Pursuant to the Price Law of the PRC, which became effective on May 1, 1998, temporary price intervention measures may be introduced to limit coal price increases.

Supply of thermal coal to power plants

On March 28, 2011, the NDRC issued the “Emergency Notice to Ensure the Stable Supply of Thermal Coal and the Stabilization of the Price of Thermal Coal by NDRC”, which called for a stable supply of thermal coal in all coal producing Provinces and districts. Furthermore, according to the “Notice of Issuing the Provincial Thermal Coal Supply Target for the Year 2010 by the General Office of the Guizhou Provincial People’s Government (Qianfubanfa (2010) No.4)” issued on January 12, 2010, the “Notice of Issuing the Provincial Thermal Coal Supply Target for the Year 2011 by the General Office of the Provincial People’s Government (Qianfubanfa (2010) No.119)” issued on December 17, 2010 and the “Notice of Implementing the Provincial Supply of Thermal Coal and Coal Consumed for Municipal Gas for Manufacture for the Year 2012 by the General Office of the Provincial People’s Government (Qianfubanfa (2011) No.127)” issued on December 12, 2011 by the Guizhou government, the Guizhou government published the annual guidance relating to the provision of certain minimum amounts of thermal coal by coal enterprises in Guizhou Province to power plants operating in Guizhou Province in  2010,  2011 and 2012, respectively.  Under the Notice of Issuing the Provincial Thermal Coal Instructional Plan for the Year 2013 (Qianjingxinyunxing (2013) No.1) issued by the Guizhou Economic and Information Commission and the Energy Bureau of Guizhou Province on January 5, 2013, coal mining enterprises located in Bijie City and Liupanshui City are required to provide 17.25 million tonnes and 11.1 million tonnes of thermal coal, respectively, to power plants in Guizhou Province in 2013. Such guidances are aimed at ensuring adequate supply of thermal coal to power plants in Guizhou Province.

Foreign Investments in Coal Mining Industry

Our business is not in an industry in which foreign investments are restricted or prohibited under the Catalogue of Industries for Guiding Foreign Investments (Amended in 2011) (the “Catalogue”) promulgated by the MOFCOM and the NDRC, which became effective on January 30, 2012. Under the Catalogue, exploration and mining of “special and scarce” coal is an industry in which foreign investments are “restricted” which means, among other things, that businesses engaged in exploration of special and scarce coal are required to be controlled by PRC persons. Although “special and scarce” coal is not defined in the Catalogue, there is an enumerated listed of “special and scarce” coal under the Interim Administrative Measures on the Development and Utilization of Special and Scarce Coal which were promulgated by the NDRC and became effective on January 9, 2013. In Guizhou Province, however, anthracite coal does not fall within the enumerated list of “special and scarce” coal. The Measures on Special and Scarce Coal provide that businesses engaged in the development of “special and scarce” coal in certain designated “special and scarce coal mining areas” are required to be controlled by PRC persons. None of our mines are located in the designated “special and scarce coal mine areas”.

PRC Laws relating to Environmental Protection

General

Coal mining operations in the PRC are subject to extensive environmental regulations. Under the relevant laws, rules and regulations, a business that discharges toxic and hazardous materials is required to comply with the applicable standards and report to and register with the relevant environmental protection authorities. Failure to comply may result in warnings, enforcement orders and other penalties. Before a construction project commences, an environmental impact assessment report must be submitted to the relevant environmental protection authorities for approval. An acceptance inspection by the relevant environmental protection authorities must be obtained before the completed construction project may commence its operations.

Provisions on the Protection of the Geological Environment of Mines

According to the Provisions on the Protection of the Geologic Environment of Mines, which became effective on May 1, 2009, a mining right permit applicant is required to submit a plan relating to the protection and restoration of the mine’s geological environment to the competent land and resources authorities for approval. In addition, a mining right permit holder is required to pay a security deposit for the restoration of the geological environment of mines and must be responsible for restoration of the mine’s geological environment which is affected by its mining operation.

Regulations on Land Reclamation and its Implementing Measures

Pursuant to the Regulations on Land Reclamation, which became effective on March 5, 2011 and the Implementing Measures of Regulations on Land Reclamation, which became effective on March 1, 2013, a coal production enterprise must take measures to restore the land that has been damaged due to its coal mining operations. The reclaimed land may be put into use only after the reclamation requirements are fulfilled and the relevant land administration authorities have completed an examination and acceptance. Failure to comply with the reclamation requirements or restore the land in the mining areas may subject the coal production enterprise to fines, land reclamation fees, rejection of the application for land use right, revocation of the mining right permit or, in serious cases, criminal liability.

PRC Laws relating to Production Safety

The SAWS and the SACMS under the supervision of the SAWS are responsible for centralized supervision and monitoring of coal mine safety. Pursuant to the Provisions on the Supervision of Safety Facilities for Coal Mine Construction Projects, the safety design and procedures of a coal mine construction project must be examined and approved by the SACMS or its local branches. Before the commencement of operation of the coal mine, coal mine equipment and conditions must pass relevant inspections and acceptance tests performed by SACMS or its local branches. The SACMS may conduct safety inspections of the conditions of coal production businesses regularly pursuant to the Safety Production Law of the PRC, the Mining Safety Law of the PRC and other relevant safety regulations. Coal production businesses that fail to meet relevant safety requirements may be subject to fines and suspensions of operations.

Pursuant to the requirements of the Measures for the Implementation of Safe Production Licenses of Coal Mine Enterprises, which became effective on May 17, 2004, coal mines in operation must have a valid production safety license issued by the SACMS or its provincial bureaus and comply with the safe production requirements set forth in the license. The production safety license has an initial term of three years, subject to renewals upon satisfaction of relevant safe production requirements. Moreover, pursuant to the Special Provisions of the State Council on the Prevention of Coal Mine Production Safety Accidents, which became effective on September 3, 2005, coal mine businesses are responsible for preventing accidents at coal mines, and are required to have sufficient safety equipment, facilities and resources, appropriate accident prevention measures and a sound emergency contingency plan. Coal mine businesses must establish policies relating to the monitoring, inspection, handling and reporting of potential safety risks. If any major potential safety risk of production set forth in the policies is identified, coal mine businesses should suspend their operations and eliminate the risk.

On July 19, 2010, the State Council issued the Notice of the General Office of the State Council on Further Improving Production Safety of Enterprises (the “Production Safety Notice”). The Production Safety Notice requires enterprises such as coal mining enterprises to improve safety management, conduct frequent safety inspections, enhance the responsibility and accountability of persons in charge of production and improve safety education and trainings.

The Trial Rules on Mining Production Work-Related Safety Issues, which became effective on September 1, 2010, require coal mining companies to submit to relevant safety authorities safety manuals, reports on evaluation of work-related risks, means adopted for risk prevention and work safety measures.

Pursuant to the Notice of “Ten Prohibitions” on Coal Mine Gas Prevention, which became effective on November 25, 2011, coal and gas outburst mines with annual production capacities of 90,000 tonnes or less are required to suspend production pending rectifications and assessments of gas prevention capability. Coal and gas outburst mines which fail to pass the assessment are required to remain suspended pending rectifications, be consolidated with other mines with gas prevention capacity, or close down their operations.

On December 26, 2011, the NEA issued the Administrative Measures regarding Assessment of Gas Prevention Capability of Coal Mining Enterprises. On March 5, 2012, the Office of the Guizhou Energy Bureau issued Opinions on Implementation of Assessment of Gas Prevention Capability of Coal Mining Enterprises in Guizhou Province (the “Opinions on Gas Prevention”). According to the Measures on Gas Prevention and the Opinions on Gas Prevention, coal mining enterprises engaged in production and construction of mines with high gas contents and coal and gas outburst mines in Guizhou Province are required to apply for assessments of gas prevention capability. Gas prevention capability assessments are required before applying for approval of construction projects of mines with high gas contents and coal and gas outburst mines or consolidating mines with high gas contents and coal and gas outburst mines. Mines with high gas content and coal and gas outburst mines which fail to pass the assessments are required to suspend their operations pending rectifications, consolidate with other mines with gas prevention capacity or close down their operations.

The PRC government places significant regulatory requirements on coal mines with respect to employee safety. We regard occupational health and safety as one of our most important responsibilities and have implemented a number of measures to ensure compliance with stringent PRC regulatory requirements.

From 2009 to 2013, the employee fatality rate for the coal mines was 10.687, 17.678, nil, nil and nil persons per million tonnes of raw coal production, respectively. The average rate for coal mines in China was 0.892, 0.749, 0.564, 0.374 and 0.293 persons per million tonnes, respectively, for the years of from 2009 to 2013, according to statistics published by State Administration of Work Safety, the PRC. We believe that the higher-than-average fatality rate during the year from 2009 to 2010 was caused by the low production volume of those coal mines; the lack of safety awareness of the previous mine owners prior to our acquisition and the lag time required to upgrade our safety facilities. Since 2011, no fatal accidents have ocurred at our coal mines. From 2009 to 2013, two, seven, five, nine, and ten employee injuries, respectively, occurred at the coal mines. There are no published national statistics on employee injury rates.

Each of our operating coal mines has a safety management team that performs monthly safety inspections, or more frequently as deemed necessary. We have compiled an internal safety management manual for mine operations and adopted detailed safety procedures that meet regulations and guidelines on coal mine safety.

With an aim towards preventing accidents, we conduct regular training sessions for our employees to improve their safety awareness and knowledge. We are committed to further reducing our fatality rate and maintaining high safety standards at our production facilities. Subsequent to our acquisition, in order to ensure employee safety and avoid accidents, we upgraded and/ or are upgrading our facilities, including, but not limited to, installing double ventilation shafts and dual power supplies, sewage treatment systems, use of steel support instead of timber support and gas drainage systems. We also provide various healthcare benefits to our full-time employees in accordance with applicable laws and regulations.

PRC Laws relating to Taxation and Fees

Pursuant to the PRC Enterprise Income Tax Law effective on January 1, 2008 and its implementation rules, domestic enterprises and foreign invested enterprises are subject to enterprise income tax at a rate of 25% on taxable income.

Under the PRC Enterprise Income Tax Law, enterprises are categorized as resident enterprises and non-resident enterprises. A resident enterprise refers to an enterprise that is incorporated under the PRC law, or that is incorporated under the law of a jurisdiction outside the PRC with its de facto management body located within the PRC. Pursuant to the Regulation on the Implementation of the PRC Enterprise Income Tax Law, which became effective on January 1, 2008, a “de facto management body” is defined as a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. A non-resident enterprise refers to an enterprise which is incorporated under the law of a jurisdiction outside the PRC with its de facto management body located outside of the PRC, but which has set up institutions or establishments in the PRC, or has income originating from the PRC without setting up any institution or establishment in the PRC.

On August 21, 2006, the PRC and Hong Kong entered into an Arrangement between the Mainland of the PRC and Hong Kong for Avoidance of Double Taxation of Income and Prevention of Income Tax Evasion (the “Income Tax Arrangement”). According to the Income Tax Arrangement, a withholding tax rate of 5% applies to dividends paid by a PRC company to a corporate recipient that is a Hong Kong resident and directly holds at least 25% equity interests in the PRC company. A withholding tax rate of 10% applies to dividends paid by a PRC company to a corporate recipient that is a Hong Kong resident and holds less than 25% equity interests in the PRC company.

According to the Circular of the State Administration of Taxation on Relevant Issues relating to the Implementation of Dividend Clauses in Tax Treaties, which became effective on February 20, 2009, special tax treatments on dividends paid by a PRC company under relevant tax treaties will not be available unless certain conditions are satisfied. For example, the dividend recipient must be qualified under the relevant tax treaty, and must directly hold certain equity interest in and voting shares of the PRC company distributing dividends as specified in the relevant treaty within 12 months prior to the dividends distribution. In addition, pursuant to the Administrative Measures for Non-residents to Enjoy Treatments under Tax Treaties (Trial), which became effective on October 1, 2009, approvals from competent local tax authorities are required before an enterprise can enjoy the relevant tax treatments.

Pursuant to the Provisional Regulation of Resources Tax of the PRC, which became effective on January 1, 1994 and as amended on September 30, 2011 and the Rules Administering Levy of Mine Resource Compensation Fees, which became effective on April 1, 1994 and as amended on July 3, 1997, coal mining businesses are subject to resources taxes and resources compensation fees. Since 2004, the MOF and the SAT has increased coal resources tax rates in certain regions, including Guizhou Province. According to the Detailed Rules for Implementation of the Interim Regulations of the People’s Republic of China on Resource Tax issued by the Ministry of Finance and State Administration of Taxation on October 28, 2011 (effective on November 1, 2011), the rate of coal resources tax (excluding coking coal) for Guizhou Province is CNY2.5 per tonne.

PRC Laws relating to Land

Under the Land Administration Law of the PRC, which became effective on January 1, 1999 and amended on August 28, 2004, land in the PRC is either state-owned or collectively-owned, depending on the location of the land. Land in the urban areas of a city or town is generally state-owned, and the land in the rural areas of a city or town and all rural land is generally collectively owned. Land is subject to requisitions by the government if it is required by the public interest. Generally, the land use rights of collectively owned land may not be granted, assigned or leased to any party for uses other than agricultural uses. In the case of temporary use of collectively-owned land for construction projects or by geological survey teams, approvals must be obtained from the relevant land administrative authorities. The term of each such approval generally does not exceed two years. In addition, any person who uses the collectively-owned land for purposes other than agricultural uses must enter into a contract with rural economic collective organizations or village committees, depending on who owns the land, and pay land compensation fees as provided in the contract.

PRC Laws relating to Labour

Under the Labor Law of the PRC and the Labor Contract Law of the PRC, labor relationships between the employers and the employees must be established by labor contracts, and the employers are subject to certain obligations, including:

•	prohibitions against requiring the employees to work overtime;
•	the obligation to timely pay the wages which are not less than minimum wages to the employees;
•

the obligation to establish and improve their systems for labor safety and sanitation, strictly abide by the applicable rules and standards on labor safety and sanitation and educate employees on labor safety and sanitation; and

•	the obligation to provide employees with working conditions which meet the requirements for labor safety and sanitation and provide employees with regular health examination.

Under the Regulation of Insurance for Labor Injury, which became effective on January 1, 2004 and as amended in 2010, the Provisional Insurance Measures for Maternity of Employees, which became effective on January 1, 1995, the Interim Regulation on the Collection and Payment of Social Insurance Premiums, which became effective on January 22, 1999 and the Interim Provisions on Registration of Social Insurance, which became effective on March 19, 1999, employers are required to register with the competent social insurance authorities and provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, injury insurance and medical insurance.

Pursuant to the Social Insurance Law of the PRC, which became effective on July 1, 2011, all employees are required to participate in basic pension insurance, basic medical insurance schemes and unemployment insurance, which must be contributed by both the employers and the employees. All employees are required to participate in work-related injury insurance and maternity insurance schemes, which must be contributed by the employers. Employers are required to complete registrations with local social insurance authorities. Moreover, the employers must timely make all social insurance contributions.

Pursuant to the Regulations on Management of Housing Fund, which became effective on April 3, 1999 and as amended in 2002, enterprises are required to register with the competent administrative centers of housing fund and open bank accounts for housing funds for their employees. Employers are also required to timely pay all housing fund contributions for their employees.

PRC Laws relating to Foreign Exchange

Under the Regulations on Foreign Exchange Control of the PRC, which became effective on April 1, 1996 and as amended on August 5, 2008, payments made in foreign currencies for international trades such as the sale or purchase of goods are not subject to governmental control or restrictions. Certain organizations in the PRC such as foreign-invested enterprises may purchase, sell and remit foreign currencies at certain banks authorized to engage in foreign exchange business by providing valid supporting documents to the banks. However, regulatory approvals are required for certain capital account transactions such as overseas investments by a domestic company.

The SAFE issued the Notice of the SAFE on Issues Relating to the Administration of Foreign Exchange on Fund Raisings by PRC Residents Through Offshore Special Purpose Vehicles and Round-trip Investment in October 2005 (“SAFE Circular No. 75”), requiring PRC residents to register with the competent local branch of the SAFE before establishing or controlling any company outside of the PRC for the purpose of capital financing with assets or equities in PRC companies, referred to in the notice as an “offshore special purpose company”. In addition, any PRC resident that is a shareholder of an offshore special purpose company is required to amend its registration with the local branch of the SAFE with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, long-term equity or debt investment, creation of any security interest over assets or any other material change in share capital not involving a round-trip investment.

PRC Laws relating to Mining Resource Consolidation

On October 16, 2010, the General Office of the State Council forwarded NDRC’s Certain Opinions on Accelerating the Merger and Restructuring of Coal Mine Enterprises (the “Opinions on Consolidations of Coal Mine Enterprises”) to the governments of all Provinces, autonomous regions and municipalities of the PRC, and all ministries and commissions of as well as departments administered directly under the State Council.  The Opinions on Consolidations of Coal Mine Enterprises relate to accelerating the merger and restructuring of coal mine enterprises and clarify certain important implications, guiding principles and main goals of accelerating the merger and restructuring of coal enterprises.

On January 30, 2011, the General Office of the Guizhou Provincial government issued the “12th Five-Year Plan (2011-2015) for the Development of Coal Industry of Guizhou Province”. Under this plan, the Guizhou government plans to form one coal enterprise group in Guizhou Province that has annual production capacity of 50 million tonnes and two coal enterprise groups in Guizhou Province each having total annual production capacities of 30 million tonnes. The plan also specified that the total number of the coal enterprise groups to be maintained below 200.

Pursuant to the Notice of the General Office of the Guizhou Provincial Government on Forwarding the “Instruction and Opinions on Accelerating the Progress of Merging and Restructuring Coal Mining Enterprises” issued by the Energy Bureau of Guizhou Province on April 15, 2011, the Guizhou government intends to reduce the total number of coal mining enterprises, particularly the number of small coal mines through mergers and restructuring.

The Notice of the General Office of the Guizhou Provincial Government on Forwarding the “Plan for the Merger and Restructuring of Coal Mining Enterprises for Guizhou Province (Trial Implementation)” was promulgated on December 17, 2012 (the “2012 Coal Mining Enterprise Consolidation Notice”). In addition, the Notice of the “Implementation Rules on Accelerating the Progress of Merging and Restructuring Coal Mining Enterprises of Guizhou Province” (the “2013 Coal Mining Enterprise Consolidation Notice”) was promulgated on March 22, 2013. According to the 2012 Coal Mining Enterprise Consolidation Notice and the 2013 Coal Mining Enterprise Consolidation Notice, by 2015, the Guizhou government plans to achieve the following:

•	generally eliminate small-scaled coal mines with annual production capacities under 150,000 tonnes;
•	phase out coal and gas outburst mines with annual production capacities under 300,000 tonnes;
•

generally require the coal and gas outburst mines to maintain annual production capacities of at least 450,000 tonnes and the high gas mines to maintain annual production capacities of at least 300,000 tonnes;

•	maintain the number of the coal mining groups below 100;
•	maintain the number of the mines to around 1,000; and
•	require the coal mining groups located in each of Bijie City and Liupanshui City to maintain aggregate annual production capacities of at least 2,000,000 tonnes, respectively.

We believe the 2012 Coal Mining Enterprise Consolidation Notice and the 2013 Coal Mining Enterprise Consolidation Notice will be a positive development for coal mining groups that qualify as coal mine consolidators, including our Company. By reducing the number of coal mining groups and of small-scaled coal mines in Guizhou Province, we believe the competition for acquiring mining rights for desirable coal reserves in Guizhou Province would be reduced. Moreover, the proposed phase-out of coal and gas outburst mines could improve safety conditions of coal mines in Guizhou Province, thereby potentially reducing the frequency of coal mining accidents and the associated production suspensions imposed by the Guizhou government on surrounding coal mines.

Under the Notice of Issuing the Implementation Rules on Coal Mining Enterprises of Guizhou Province Merger and Reorganization Subject Qualification Declaration Work jointly issued by the Energy Bureau of Guizhou Province, the Guizhou Development and Reform Commission, the Guizhou Economic and Information Commission, the Department of Land and Resources of Guizhou Province, the Administration for Industry and Commerce of Guizhou Province, the Guizhou Administration of Work Safety and the Guizhou Administration of Coal Mine Safety on January 8, 2013, a coal enterprise group is required to meet the following criteria in order to qualify as a coal mine consolidator in Guizhou Province: (i) it must be an independent legal person and is registered with the administration of commerce and industry department in Guizhou Province; (ii) it must have obtained the safe production permit; (iii) it is required to maintain annual design production capacity of at least 2,000,000 tonnes if it is located in Bijie City or Liupanshui City; and (iv) it must pass certain gas prevention capability assessments if it owns and/or plans to acquire mines located in coal and gas outburst areas or outburst dangerous areas.

Under the Notice of Issuing the Implementation Rules on Work for the Merger and Reorganization of Coal Mining Enterprises of Guizhou Province  jointly promulgated by the Energy Bureau of Guizhou Province, the Guizhou Provincial Public Security Department, the Department of Land and Resources of Guizhou Province, the Environmental Protection Department of Guizhou Province,  the  Guizhou  Provincial Water Resources Department, the Administration for Industry and Commerce of Guizhou Province, the Guizhou Administration of Work Safety and the Guizhou Administration of Coal Mine Safety on March 22, 2013, a coal mining enterprise group which has been identified as a consolidator must report to the Guizhou Provincial Coal Mining Enterprise Merger and Reorganization Work Leading Group Office regarding potential merger and reorganization activities. The consolidator qualifications of an officially designated consolidator are subject to review and examination on a quarterly basis. If the officially designated consolidator no longer meets the requisite conditions for being a consolidator, its qualifications may be revoked by Guizhou Provincial Coal Mining Enterprise Merger and Reorganization Work Leading Group.

Other Investment Holding Companies

Beijie Feishang

Beijie Feishang was incorporated in the PRC on October 19, 2010. It is a wholly owned subsidiary of Guizhou Puxin and is intended to become the holding company of potential coal mine projects acquired.

Guizhou Fuyuantong

Guizhou Fuyuantong was incorporated in the PRC on Matrch 10, 2010. It is a wholly owned subsidiary of Smartact and the holding company of Guizhou Puxin.

Shenzhen Chixin

Shenzhen Chixin was incorporated in the PRC on July 18, 2013. It is a wholly owned subsidiary of Guizhou Puxin and is engaged in the provision of management and consulting services to the other companies in the group.

Smartact

Smartact was incorporated in the Hong Kong on January 3, 2010. It is a wholly owned subsidiary of the Company and is the holding company of Guizhou Fuyuantong.

C.

Organizational Structure

Feishang Anthracite is a holding company owning the following subsidiaries, with the interests indicated (as of April 24, 2014):

Feishang Anthracite
(BVI)
100%
Smartact
(HK)
100%
Guizhou Fuyuantong
(PRC)
100%
Guizhou Puxin
(PRC)

99%	Linjiaao Coal
(PRC)

99%	Gouchang Coal
(PRC)

99%	Xinsong Coal
(PRC)

99%	Dayuan Coal
(PRC)

70%	Baiping Mining
(PRC)

70%	Guizhou Yongfu
(PRC)

100%	Shenzhen Chixin
(PRC)

100%	Yangpu Dashi	100%	Guizhou Dayun
	(PRC)		(PRC)

100%	Bijie Feishang
(PRC)

1%
99%	Jinsha Juli
(PRC)

See Item 4.B. above and Exhibit 8 for descriptions of the Company’s subsidiaries.

D.

Property, Plant and Equipment

The Company’s administrative offices and its principal subsidiaries are located in Hong Kong, Guiyang, Liuzhi Special Zone, Nayong County, Jinsha County (Guizhou Province), and Shenzhen (Guangdong Province) in the PRC.

In July 2013, the Company and Anka Consultants Limited, a related party, renewed a new license agreement in respect of the Company’s new head office in Hong Kong for a rent free term of 8 months. The total area of the office is approximately 368 square meters in which the Company shares 118.87 square meters. The license agreement provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka Consultants Limited.

The office of Guizhou Puxin is located in Guiyang City, Guizhou Province, in the PRC. In September 2011, Guizhou Puxin purchased commercial properties covering a total gross area of 865.92 square meters. Guizhou Puxin terminated the leasing agreement of the rented office and moved its office to the purchased property in April 2012.

The office and mining site of Guizhou Yongfu are located in Huajue, Jinsha County, Guizhou Province in the PRC. Guizhou Yongfu s office premises, processing facilities and warehouses cover a total gross area of approximately120,912 square meters.

The office and mining site of Guizhou Dayun is located in Jinsha County and its mining site is located in Gaoping, Jinsha County, Guizhou Province in the PRC. Guizhou Dayun’s office covers a total gross area approximately 143,960 square meters.

The office and mining site of Baiping Mining are located in Gaoping, Jinsha County, Guizhou Province in the PRC. Baiping Mining’s office premises, processing facilities and warehouses cover a total gross area of approximately 43,527 square meters.

The office and mining site of Dayuan Coal are located in Xinfang, Nayong County, Guizhou Province in the PRC. Dayuan Coal’s office premises, processing facilities and warehouses cover a total gross area of approximately 83,675 square meters.

The office and mining site of Gouchang Coal are located in Kunzhai, Nayong County, Guizhou Province in the PRC. Gouchang Coal’s office premises, processing facilities and warehouses cover a total gross area of approximately 43,476 square meters.

The office and mining site of Linjiaao Coal are located in Xinhua, Liuzhi Special Zone, Guizhou Province in the PRC. Linjiaao Coal’s office premises, processing facilities and warehouses cover a total gross area of approximately 38,761 square meters.

The office and mining site of Xinsong Coal are located in Xinhua, Liuzhi Special Zone, Guizhou Province in the PRC. Xinsong Coal’s office premises, processing facilities and warehouses cover a total gross area of approximately 49,812 square meters.

For the years ended December 31, 2011, 2012, and 2013, the Company incurred capital expenditures (excluding fees for renewal of mining rights) of CNY341.47 million (US$56.40 million), CNY360.18 million (US$59.49 million), and CNY297.39 million (US$49.12 million), respectively.

See Item 4.B. for the details of the property, plants and equipment used by each of the mines and Item 5.B. for the Company’s material commitments for capital expenditures.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

None

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-Looking Statements

The following discussion contains statements that constitute forward-looking statements within the meaning of Federal securities laws. These statements include, without limitation, statements regarding the intentions, beliefs and current expectations of Company management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with metal and coal price volatility, uncertainties associated with the Company’s reliance on third-party contractors, uncertainties relating to possible future increases in operating expenses, including costs of labor and materials, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in Item 3.D. of this report under the heading, "Risk Factors." With respect to forward-looking statements that include a statement of its underlying assumptions or bases, the Company cautions that, while it believes its assumptions or bases are reasonable and have formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and accompanying notes for the years ended December 31, 2011, 2012 and 2013 included elsewhere herein.

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

A.

Operating Results

Revenues and Gross Profit

Revenue for sales of all products is recognized when title passes to the customer in accordance with the relevant sales agreement, generally upon product acceptance by the customer.

2013 vs 2012

Revenue increased by 25.76% from CNY141.94 million (US$23.44 million) in 2012 to CNY178.50 million (US$29.48 million) in 2013.  This reflected a 26.76% increase in revenue from sales of self-produced coal (as distinguished from coal that is purchased for trading purposes) from CNY140.82 million (US$23.26 million) in 2012 to CNY178.50 million (US$29.48 million) in 2013, which was partially offset by a decrease in revenue from sales of third party coal from CNY1.12 million (US$0.18 million) in 2012 to nil in 2013 as the Group discontinued the coal trading activities.  The increase in revenue from sales of self-produced coal was resulted from an increase in sales volume, notwithstanding a slight drop in average selling price in 2013.  Sales volume of self-produced coal increased from 435,205 tonnes in 2012 to 563,355 tonnes in 2013, principally as a result of an increase in the production output arising from the commencement of commercial production of Liujiaba Coal Mine in December 2012 and Dayuan Coal Mine in November 2013, which was partly countervailed by a decrease in the production output that resulted from the temporary suspension of Gouchang Coal Mine since March 2013.  The average selling price of self-produced coal slightly decreased from CNY323.57 (US$53.44) per tonne in 2012 to CNY316.85 (US$52.33) per tonne in 2013 due to the decline in the general market price of coal in Guizhou Province in 2013.

Cost of sales increased by 12.88% from CNY95.89 million (US$15.84 million) in 2012 to CNY108.24 million (US$17.88 million) in 2013.  This was primarily due to our increased sales volume.  As a percentage of revenue, cost of sales decreased from 67.56% in 2012 to 60.64% in 2013.  For the self-produced coal, cost of sales as a percentage of revenue decreased from 67.30% in 2012 to 60.64% in 2013.  This was mainly attributable to the greater economies of scale realized from our higher production volume in 2013.

As a result of the foregoing, gross profit, which is equal to revenue less cost of sales, increased by 52.57% from CNY46.05 million (US$7.61 million) in 2012 to CNY70.26 million (US$11.60 million) in 2013.  Gross margin, which is equal to gross profit divided by revenue, increased from 32.44% in 2012 to 39.36% in 2013, of which the gross margin for sales of self-produced coal decreased from 32.70% in 2012 to 39.36% in 2013.

2012 vs 2011

Revenue increased by 34.91% from CNY105.21 million (US$17.38 million) in 2011 to CNY141.94 million (US$23.44 million) in 2012. This reflected a 95.18% increase in revenue from sales of self-produced coal from CNY72.15 million (US$11.92 million) in 2011 to CNY140.82 million (US$23.26 million) in 2012, which was partially offset by a 96.62% decrease in revenue from sales of third party coal from CNY33.06 million (US$5.46 million) in 2011 to CNY1.12 million (US$0.18 million) in 2012. The increase in revenue from sales of self-produced coal resulted from an increase in sales volume as well as an increase in average selling price. Sales volume of self-produced coal increased from 243,247 tonnes in 2011 to 435,205 tonnes in 2012, principally as a result of an increase in the production output of Baiping Coal Mine in 2012 and the commencement of commercial production at Zhulinzhai Coal Mine in April 2012 and Liujiaba Coal Mine in December 2012, partially offset by the temporary suspension of production at Gouchang Coal Mine from March to August 2012 due to certain newly implemented mine gas control requirements in Guizhou Province. The average selling price of self-produced coal increased from CNY296.35 (US$48.95) per tonne in 2011 to CNY323.57 (US$53.44) per tonne in 2012, mainly due to the higher market prices of anthracite coal in the PRC in 2012. Revenue from the sales of third party coal decreased, primarily as a result of a decrease in sales volume from 70,811 tonnes in 2011 to 1,805 tonnes in 2012. We do not intend to engage in any significant coal trading activities in the future.

Cost of sales increased by 29.08% from CNY74.29 million (US$12.27 million) in 2011 to CNY95.89 million (US$15.84 million) in 2012. This was primarily due to our increased sales volume. As a percentage of revenue, cost of sales decreased from 70.61% in 2011 to 67.56% in 2012. Cost of sales as a percentage of revenue decreased in 2012 principally due to a significant reduction of our coal trading activities, which had lower profit margins than selling self-produced coal. For self-produced coal, cost of sales as a percentage of revenue increased from 61.07% in 2011 to 67.30% in 2012. This was mainly the result of an increase in the cost of materials, particularly the cost of explosives and mine roof support materials. For our sales of third-party coal, cost of sales as a percentage of revenue increased from 91.44% in 2011 to 99.32% in 2012. This was mainly due to differences in coal quality and market conditions.

As a result of the foregoing, gross profit, which is equal to revenue less cost of sales, increased by 48.92% from CNY30.92 million (US$5.11 million) in 2011 to CNY46.05 million (US$7.61 million) in 2012. Gross margin, which is equal to gross profit divided by revenue, increased from 29.39% in 2011 to 32.44% in 2012, primarily due to a significant reduction of our coal trading activities, which had lower profit margins than selling self-produced coal. Gross margin for sales of our self produced coal decreased from 38.94% in 2011 to 32.70% in 2012, and gross margin for sales of third-party coal decreased from 8.56% in 2011 to 0.68% in 2012.

Administrative Expenses

Administrative expenses are mainly comprised of salaries and staff welfare expenses, contribution to retirement fund, utilities, depreciation expenses, legal and professional fees, travel and entertainment expenses, losses on suspension of production and office expenses.

2013 vs 2012

Administrative expenses increased by 83.70% from CNY77.33 million (US$12.77 million) in 2012 to CNY142.06 million (US$23.46 million) in 2013.  This increase primarily reflected expenses incurred in connection with the preparation for the listing of ordinary shares on the Main Board of the Hong Kong Stock Exchange (the “Listing”), losses incurred from the temporary suspension of production at Gouchang Coal Mine since March 2013, and loss from temporary suspension of production at Baiping Coal Mine in April and November of 2013, Liujiaba Coal Mine in March of 2013 and Zhulinzhai Coal Mine in March of 2013 and Dayuan Coal Mine in November and December of 2013 due to accidents at surrounding coal mines, as well as higher salaries and benefits expenses for the administrative staff to support growth of business.

2012 vs 2011

Administrative expenses increased by 56.45% from CNY49.43 million (US$8.16 million) in 2011 to CNY77.33 million (US$12.77 million) in 2012. This increase primarily reflected higher salaries and benefits expenses for the administrative staff, as the Group increased the number of administrative staff in 2012 to support the growth of business, losses incurred from the temporary suspension of production at Gouchang Coal Mine from March to August 2012, as well as expenses incurred in connection with the preparation for the Listing.

Impairment Loss on Property, Plant and Equipment

The Group incurred an impairment loss on property, plant and equipment of CNY184.42 million (US$30.46 million) in 2013 in connection with the temporary suspension of Gouchang Coal Mine.  No such impairment loss was incurred in 2012 and 2011.

Other Operating Expenses, net

2013 vs 2012

Other operating expenses increased from CNY1.62 million (US$0.27 million) in 2012 to CNY6.0 million (US$0.99 million) in 2013, primarily as a result of the compensation paid to local residents for repairing the damaged houses due to the blasting operation of Liujiaba Coal Mine, the mine safety service fee paid to mine safety team in Yongsheng Coal Mine and the recognition of a provision for inventory impairment in connection with the suspension of the Gouchang Coal Mine.  Other operating expenses in 2012 consisted mainly of miscellaneous levies and charges, while other operating expenses in 2013 consisted mainly of the compensation paid to local residents for repairing the damaged houses, mine safety service fee, miscellaneous levies and charges and provisions for impairment of inventory.

2012 vs 2011

Other operating expenses increased from CNY1.55 million (US$0.26 million) in 2011 to CNY1.62 million (US$0.27 million) in 2012. Other operating expenses in 2011 consisted mainly of administrative penalties and fines, which primarily related to our safety facilities and miscellaneous charges related to temporary use of land, while other operating expenses in 2012 consisted mainly of miscellaneous levies and charges.

Finance Costs

2013 vs 2012

Finance costs increased significantly from CNY44.53 million (US$7.36 million) in 2012 to CNY115.25 million (US$19.04 million) in 2013, principally due to a 58.37% increase in interest expenses on interest-bearing bank and other borrowings from CNY83.49 million (US$13.79 million) in 2012 to CNY132.22 million (US$21.84 million) in 2013.  Interest expenses on interest-bearing bank and other borrowings increased primarily because the Group significantly increased the bank borrowings from CNY1,013.53 million (US$167.41 million) as of December 31, 2012 to CNY1,908.05 million (US$315.16 million) as of December 31, 2013. A lower level of capitalised interest in 2013 as compared to 2012 also contributed to the increase of interest expenses. The lower level of capitalized interest in 2013 was mainly due to the cessation of interest capitalisation along with the commercial production of Liujiaba Coal Mine in December 2012, Zhulinzhai Coal Mine in April 2012 and Dayuan Coal Mine in November 2013 as well as the pilot run of Yongsheng Coal Mine in June 2013.

The Group also incurred entrusted loan commission fees of CNY7.9 million (US$1.30 million) in 2013 as the Group replaced intercompany loans with entrusted loans in 2013.  No such entrusted loans or any entrusted loan commission fee was incurred in 2012 and 2011.

2012 vs 2011

Finance costs increased by 39.86% from CNY31.84 million (US$5.26 million) in 2011 to CNY44.53 million (US$7.36 million) in 2012, principally due to a 70.46% increase in interest expenses on interest-bearing bank and other borrowings from CNY48.98 million (US$8.09 million) in 2011 to CNY83.49 million (US$13.79 million) in 2012. Interest expenses on interest-bearing bank and other borrowings increased primarily because the Group significantly increased the bank borrowings from CNY735.89 million (US$121.55 million) as of December 31, 2011 to CNY1,013.53 million (US$167.41 million) as of December 31, 2012, and the average interest rate on the outstanding bank borrowings increased from 8.0% in 2011 to 8.5% in 2012. The increase in interest expenses was partially offset by a higher level of capitalized interest in 2012 as compared to 2011, as well as a decrease in interest on payable for mining rights. The higher level of capitalized interest in 2012 was mainly the result of an increase in bank borrowings for funding coal mine construction. Interest on payables for mining rights decreased in 2012 primarily because the mining right premiums for Liujiaba Coal Mine and Gouchang Coal Mine were fully paid in 2012.

Non-operating Income (Expense), net

2013 vs 2012

Net non-operating expense was CNY2.18 million (US$0.36 million) in 2012 compared to net non-operating income of CNY0.13 million (US$0.02 million) in 2013.  Net non-operating expense in 2012 primarily included sponsorships and contributions to the community and certain government organizations as well as losses on disposal of certain property, plant and equipment.  Net non-operating income in 2013 primarily reflected the reversal of certain payables after the relevant government authorities issued confirmation letters confirming that the Group did not have any outstanding social security fund or housing provident fund contributions.

2012 vs 2011

Net non-operating expense increased significantly from CNY0.89 million (US$0.15 million) in 2011 to CNY2.18 million (US$0.36 million) in 2012, primarily reflecting an increase in sponsorships and contributions to the community and certain government organizations.

Income Tax Expense/Benefit

Management believes that the Company is not subject to taxes in the United States.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

The Company’s subsidiaries in the PRC are subject to a PRC enterprise income tax rate of 25% applicable to both foreign investment enterprises and domestic companies.

2013 vs 2012

The Group had an income tax benefit of CNY47.82 million (US$7.90 million) in 2013, compared to an income tax benefit of CNY15.21 million (US$2.51 million) in 2012.  The income tax benefit in 2013 was primarily attributable to the loss before tax of CNY382.35 million (US$63.15 million) in 2013, as well as the increased pilot run income generated, resulting in the recognition of deferred tax assets. In addition, there was more reversal of deferred tax liabilities in 2013 along with the increase of depreciation of the fair value adjustment on property, plant and equipment in 2013 by using the unit-of production method due to the increase of production volume in 2013 as compared to 2012.

2012 vs 2011

The Group had an income tax benefit of CNY15.21 million (US$2.51 million) in 2012, compared to an income tax expense of CNY9.75 million (US$1.61 million) in 2011. Our income tax benefit in 2012 primarily reflected the recognition of deferred tax assets for prior year tax losses of CNY15.3 million (US$2.53 million), as the Guizhou Province’s local taxation bureau confirmed in 2012 that certain of our PRC subsidiaries should have been subject to income tax at a rate of 25% of their taxable income as determined under the PRC Enterprise Income Tax Law since January 2011, rather than 25% of their “deemed profits”. Prior to 2012, certain of our PRC subsidiaries were required by the Guizhou Province’s local taxation bureau to pay tax at a rate of 25% of their “deemed profits”, which resulted in these PRC subsidiaries paying a significantly higher amount of tax than otherwise required under the PRC Enterprise Income Tax Law.

Loss Attributable to Owners of the Company

2013 vs 2012

The loss attributable to owner of the Group increased significantly from CNY75.31 million (US$12.44 million) in 2012 to CNY334.12 million (US$55.19 million) in 2013.  The increased loss was mainly due to the impairment loss on property, plant and equipment of CNY184.42 million (US$30.46 million) in 2013 in connection with the temporary suspension of Gouchang Coal Mine, the increase of CNY64.73 million (US$10.69 million) in administrative expenses and the rise in finance cost of CNY70.72 million (US$11.68 million), notwithstanding an increase of CNY24.21 million (US$4.00 million) in gross profit resulting from the increase in sales volume and the greater economies of scale realized from our higher production volume in 2013, and an increase of CNY32.61 million (US$5.39 million) in income tax benefit arising from the recognition of deferred tax assets.

2012 vs 2011

The loss attributable to owner of the Group increased by 17.37% from CNY64.17 million (US$10.60 million) in 2011 to CNY75.31 million (US$12.44 million) in 2012. The increased loss was mainly due to the increase of CNY27.9 million (US$4.61 million) in administrative expenses and the rise in finance cost of CNY12.69 million (US$2.10 million), notwithstanding an increase of CNY15.13 million (US$2.50 million) in gross profit resulting from the increase in sales volume as well as an increase in average selling price in 2012, and an increase of CNY24.96 million (US$4.12 million) in income tax benefit arising from the recognition of deferred tax assets.

Critical Accounting Policies

Our financial statements reflect the selection and application of accounting policies which require management to make significant estimates and assumptions. We believe that the following are some of the more significant judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Revenue recognition

The Group sells its products pursuant to sales contracts entered into with its customers. Revenue for all products is recognised when the significant risks and rewards of ownership have passed to the customer and when collectability is reasonably assured. The passing of the significant risks and rewards of ownership to the customer is based on the terms of the sales contract, generally upon delivery and acceptance of the product by the customer.

In accordance with the relevant tax laws in the PRC, value-added tax (“VAT”) is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable in the consolidated statement of financial position.

The price adjustment fund (“PAF”) was imposed by the Guizhou Provincial Government of the PRC at predetermined rates and on the quantity of coal sold by entities operating in Guizhou Province. The PAF paid can be claimed as a deductible expense for corporate income tax purposes and the amount claimed is based on the actual amount paid. The Group recognises PAF in “cost of sales” in the consolidated statement of profit or loss.

Property, plant and equipment

Property, plant and equipment comprise buildings, mining structures, mining rights, machinery and equipment, motor vehicles, exploration rights and construction in progress.

Exploration rights are capitalised and amortised over the term of the licence granted to the Company by the authorities.

When proved and probable coal reserves have been determined, costs incurred to develop coal mines are capitalised as part of the cost of the mining structures.

Buildings, mining structures, machinery and equipment, and motor vehicles are stated at cost less accumulated depreciation and any impairment losses. Expenditures for routine repairs and maintenance are expensed as incurred.

Mining rights are stated at cost less accumulated amortisation and any impairment losses. The costs of mining rights are initially capitalised when purchased. If proved and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs are capitalised and are amortised upon production based on actual units of production over the estimated proved and probable reserves of the mines. For mining rights in which proved and probable reserves have not yet been established, the Group assesses the carrying value for impairment at the end of each reporting period. The Group’s rights to extract minerals are contractually limited by time. However, the Group believes that it will be able to extend its licences.

Mining related buildings, mining structures and mining related machinery and equipment are stated at cost less accumulated depreciation and any impairment losses. Those mining related assets for which proved and probable reserves have been established are depreciated upon production based on actual units of production over the estimated proved and probable reserves of the mines.

Reserve estimates are reviewed when information becomes available that indicates a reserve change is needed, or at a minimum once a year. Any material effect from changes in estimates is considered in the period the change occurs.

Depreciation for the following items is calculated on the straight-line basis over each asset’s estimated useful life down to the estimated residual value of each asset.

Estimated useful lives are as follows:

Non-mining related buildings	15 - 35 years
Non-mining related machinery and equipment	5 - 15 years
Motor vehicles	5 - 8 years

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is recognised in the statement of profit or loss.

Construction in progress is carried at cost and is to be depreciated when placed into service over the estimated useful lives or units of production of those assets. Construction costs are capitalised as incurred. Interest is capitalised as incurred during the construction period.

Exploration and evaluation costs

Exploration and evaluation assets include topographical and geological surveys, exploratory drilling, sampling and trenching and activities in relation to commercial and technical feasibility studies, and expenditure incurred to secure further mineralisation in existing coal bodies and to expand the capacity of a mine. Expenditure incurred prior to acquiring legal rights to explore an area is expensed as incurred.

Once the exploration right to explore has been acquired, exploration and evaluation expenditure is charged to the statement of profit or loss as incurred, unless a future economic benefit is more likely than not to be realised. Exploration and evaluation assets acquired in a business combination are initially recognised at fair value. They are subsequently stated at cost less accumulated impairment.

When it can be reasonably ascertained that a mining property is capable of commercial production, exploration and evaluation costs are transferred to tangible or intangible assets according to the nature of the exploration and evaluation assets. If any project is abandoned during the evaluation stage, the total expenditure thereon will be written off.

Income taxes

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated statement of profit or loss or consolidated statement of comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or loss.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•

when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

•

where the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Asset retirement obligations

The Group’s legal or constructive obligations associated with the retirement of non-financial assets are recognised at fair value at the time the obligations are incurred and if it is probable that an outflow of resources will be required to settle the obligation, and a reasonable estimate of fair value can be made. Upon initial recognition of a liability, a corresponding amount is capitalised as part of the carrying amount of the related property, plant and equipment. Asset retirement obligations are regularly reviewed by management and are revised for changes in future estimated costs and regulatory requirements. Changes in the estimated timing of retirement or future estimated costs are dealt prospectively by recording an adjustment against the carrying value of the provision and a corresponding adjustment to property and equipment. Depreciation of the capitalised asset retirement cost is generally determined on a units-of-production basis. Accretion of the asset retirement obligation is recognised over time and generally will escalate over the life of the producing asset, typically as production declines. Accretion is included in the finance costs in the consolidated statement of profit or loss. Any difference between the recorded obligation and the actual costs of reclamation is recorded in the statement of profit or loss in the period the obligation is settled.

Changes in accounting policies and disclosures

The Group has adopted the following new and revised IFRSs for the first time for the current year's financial statements.

IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments: Disclosures – Transfers of Financial Assets
IFRS 10	Consolidated Financial Statements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 11	Joint Arrangements
IFRS 10, IFRS 11and IFRS 12 Amendments	Amendments to IFRS 10, IFRS 11 and IFRS 12 – Transition Guidance
IFRS 13	Fair Value Measurement
IAS 1 Amendments	Amendments to IAS 1 Presentation of Financial Statements– Presentation of Items of Other Comprehensive Income
IAS 19 (2011)	Employee Benefits
IAS 27 (2011)	Separate Financial Statements
IAS 28 (2011)	Investments in Associates and Joint Ventures
Annual Improvements 2009-2011 Cycle	Amendments to a number of IFRSs issued in June 2012

Other than as further explained below regarding the impact of IFRS 10, IFRS 12, IFRS 13 and IAS 1 Amendments, the adoption of the new and revised IFRSs has had no significant financial effect on these financial statements.

The principal effects of adopting these new and revised IFRSs are as follows:

(a)

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements and addresses the issues in SIC Interpretation 12 Consolidation – Special Purpose Entities. It establishes a single control model used for determining which entities are consolidated. To meet the definition of control in IFRS 10, an investor must have (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. The changes introduced by IFRS 10 require management of the Group to exercise significant judgement to determine which entities are controlled.

As a result of the application of IFRS 10, the Group has changed the accounting policy with respect to determining which investees are controlled by the Group.

The application of IFRS 10 does not change any of the consolidation conclusions of the Group in respect of its involvement with investees as at January 1, 2013. The adoption of IFRS 10 did not have any impact on the earnings per share attributable to owners of the parent and other comprehensive income for the year ended December 31, 2012

(b)

IFRS 12 sets out the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities previously included in IAS 27 Consolidated and Separate Financial Statements, IAS 31 Interests in Joint Ventures and IAS 28 Investments in Associates. It also introduces a number of new disclosure requirements for these entities. Details of the disclosures for subsidiaries are included in note 1.2 to the financial statements.

(c)

IFRS 13 provides a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The standard does not change the circumstances in which the Group is required to use fair value, but rather provides guidance on how fair value should be applied where its use is already required or permitted under other IFRSs. IFRS 13 is applied prospectively and the adoption has had no material impact on the Group’s fair value measurements. As a result of the guidance in IFRS 13, the policies for measuring fair value have been amended. The amendments have had no impact on the financial position or performance of the Group.

(d)

The IAS 1 Amendments change the grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) are presented separately from items which will never be reclassified (for example, the revaluation of land and buildings). The amendments have affected the presentation only and have had no impact on the financial position or performance of the Group. The consolidated statement of comprehensive income has been restated to reflect the changes. In addition, the Group has chosen to use the new title “statement of profit or loss” as introduced by the amendments in these financial statements.

Issued but not yet effective International Financial Reporting Standards

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in the current year’s financial statements:

IFRS 9	Financial Instruments(4)
IFRS 9, IFRS 7 and IAS 39 Amendments	Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39(4)
IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments	Amendments to IFRS 10, IFRS 12 and IAS 27 (Revised) – Investment Entities(1)
IFRS 14	Regulatory Deferral Accounts(3)
IAS 19 Amendments	Amendments to IAS 19 Employee Benefits – Defined Benefit Plans: Employee Contributions(2)
IAS 32 Amendments	Amendments to IAS 32 Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities(1)
IAS 36 Amendments	Amendments to IAS 36 Impairment of Assets – Recoverable Amount Disclosures for Non-Financial Assets(1)
IAS 39 Amendments	Amendments to IAS 39 Financial Instruments: Recognition and Measurement Novation of Derivatives and Continuation of Hedge Accounting(1)
IFRIC 21	Levies(1)
Annual Improvements 2010-2012 Cycle	Amendments to a number of IFRSs issued in December 2013(2)
Annual Improvements 2011-2013 Cycle	Amendments to a number of IFRSs issued in December 2013(2)

1	Effective for annual periods beginning on or after January 1, 2014
2	Effective for annual periods beginning on or after July 1, 2014
3	Effective for annual periods beginning on or after January 1, 2016
4	No mandatory effective date yet determined but is available for adoption

Further information about those changes that are expected to significantly affect the Group is as follows:

IFRS 9 issued in November 2009 is the first part of phase 1 of a comprehensive project to entirely replace IAS 39 Financial Instruments: Recognition and Measurement. This phase focuses on the classification and measurement of financial assets. Instead of classifying financial assets into four categories, an entity shall classify financial assets as subsequently measured at either amortised cost or fair value, on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. This aims to improve and simplify the approach for the classification and measurement of financial assets compared with the requirements of IAS 39.

In October 2010, the IASB issued additions to IFRS 9 to address financial liabilities (the “Additions”) and incorporated in IFRS 9 the current derecognition principles of financial instruments of IAS 39. Most of the Additions were carried forward unchanged from IAS 39, while changes were made to the measurement of financial liabilities designated as at fair value through profit or loss using the fair value option (“FVO”). For these FVO liabilities, the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in other comprehensive income (“OCI”). The remainder of the change in fair value is presented in the statement of profit or loss, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in the statement of profit or loss. However, loan commitments and financial guarantee contracts which have been designated under the FVO are scoped out of the Additions.

In November 2013, the IASB added to IFRS 9 the requirements related to hedge accounting and made some related changes to IAS 39 and IFRS 7 which include the corresponding disclosures about risk management activity for applying hedge accounting. The amendments to IFRS 9 relax the requirements for assessing hedge effectiveness which result in more risk management strategies being eligible for hedge accounting. The amendments also allow greater flexibility on the hedged items and relax the rules on using purchased options and non-derivative financial instruments as hedging instruments. In addition, the amendments to IFRS 9 allow an entity to apply only the improved accounting for own credit risk-related fair value gains and losses arising on FVO liabilities as introduced in 2010 without applying the other IFRS 9 requirements at the same time.

IAS 39 is aimed to be replaced by IFRS 9 in its entirety.  Before this entire replacement, the guidance in IAS 39 on impairment of financial assets continues to apply.  The previous mandatory effective date of IFRS 9 was removed by the IASB in November 2013 and a mandatory effective date will be determined after the entire replacement of IAS 39 is completed.  However, the standard is available for application now.  The Group will quantify the effect in conjunction with other phases, when the final standard including all phases is issued.

Amendments to IFRS 10 included a definition of an investment entity and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity.  Investment entities are required to account for subsidiaries at fair value through profit or loss in accordance with IFRS 9 rather than consolidate them.  Consequential amendments were made to IFRS 12 and IAS 27 (Revised).  The amendments to IFRS 12 also set out the disclosure requirements for investment entities.  The Group expects that these amendments will not have any impact on the Group as the Company is not an investment entity as defined in IFRS 10.

The IAS 32 Amendments clarify the meaning of "currently has a legally enforceable right to set off" for offsetting financial assets and financial liabilities.  The amendments also clarify the application of the offsetting criteria in IAS 32 to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous.  The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on January 1, 2014.

The IAS 36 Amendments remove the unintended disclosure requirement made by IFRS 13 on the recoverable amount of a cash-generating unit which is not impaired.  In addition, the amendments require the disclosure of the recoverable amounts for the assets or cash-generating units for which an impairment loss has been recognised or reversed during the reporting period, and expand the disclosure requirements regarding the fair value measurement for these assets or units if their recoverable amounts are based on fair value less costs of disposal.  The amendments are effective retrospectively for annual periods beginning on or after January 1, 2014 with earlier application permitted, provided IFRS 13 is also applied.

B.

Liquidity and Capital Resources

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements and capital expenditures through internally generated cash, proceeds from sales of securities, short-term/ long-term bank loans and non-interest bearing loans from the Shareholder and its affiliates.

Total debt consists of the following:

	December 31,
	2012	2013
	CNY’000	CNY’000	US$’000
Bank Loans
Guizhou Yongfu CNY200 million long-term loan	200,000	180,000	29,731
Guizhou Yongfu CNY50 million long-term loan	45,000	35,000	5,781
Guizhou Yongfu CNY4.65 million long-term loan	—	4,650	768
Guizhou Puxin CNY150 million long-term loan	100,000	—	—
Guizhou Puxin CNY9 million long-term loan	—	9,000	1,487
Guizhou Puxin CNY65 million long-term loan	—	20,000	3,303
Guizhou Puxin CNY105 million long-term loan	—	105,000	17,343
Guizhou Puxin CNY20 million short-term loan	—	20,000	3,303
Guizhou Puxin CNY30 million short-term loan	—	30,000	4,955
Guizhou Puxin CNY50 million short-term loan	—	50,000	8,259
Guizhou Puxin CNY76 million short-term loan	—	76,000	12,553
Guizhou Puxin CNY20 million short-term loan	20,000	20,000	3,303
Guizhou Puxin CNY30 million short-term loan	30,000	30,000	4,955
Guizhou Puxin CNY100 million short-term loan	100,000	—	—
Guizhou Puxin CNY400 million short-term loan	—	400,000	66,069
Guizhou Puxin CNY300 million long-term loan	—	300,000	49,552
Guizhou Puxin CNY60 million short-term loan	60,000	—	—
Guizhou Puxin CNY25 million short-term loan	25,000	—	—
Guizhou Puxin CNY30 million short-term loan	30,000	—	—
Guizhou Puxin CNY250 million short-term loan	—	250,000	41,293
Xinsong Coal CNY50 million long-term loan	50,000	25,000	4,129
Linjiaao Coal CNY90 million long-term loan	81,630	65,904	10,885
Guizhou Dayun CNY300 million long-term loan	180,000	180,000	29,731
Guizhou Dayun CNY150 million long-term loan	10,000	10,000	1,652
Guizhou Dayun CNY0.45 million long-term loan	—	450	74
Dayuan Coal CNY100 million long-term loan	81,900	92,550	15,287
Dayuan Coal CNY1.15 million long-term loan	—	1,150	190
Baiping Coal CNY1.5 million long-term loan	—	1,500	248
Gouchang Coal CNY1 million long-term loan	—	1,000	165
Guizhou Fuyuantong CNY0.25 million long-term loan	—	250	41
Chixin CNY0.6 million long-term loan	—	600	99
Mining right payables
Guizhou Yongfu	53,538	53,538	8,843
Guizhou Dayun	46,640	34,980	5,778
Dayuan Coal	—	5,800	958
Linjiaao Coal	3,200	—	—
Non-interest bearing loans from the Shareholder and its affiliates	677,663	131,000	21,638
Total	1,794,571	2,133,372	352,373

On February 2, 2009, Guizhou Yongfu, an indirect 70%-owned subsidiary of the Company, entered into a bank financing agreement to fund construction and development of the Yongsheng Mine, a coal mine located in Huajuexiang, Jinsha County, Guizhou Province, in the PRC. Guizhou Yongfu owns the mining rights to the Yongsheng Mine. The CNY200 million (US$33.03 million) long-term loan is being provided by the Chongqing Branch of China Minsheng Banking Corp., Ltd., The loan is to be paid in annual installments of principal commencing in 2013 and terminating in 2017. Repayment of the loans is expected to be financed by the operating cash flow of Guizhou Yongfu and other forms of bank borrowings/ equity financing. The loan bears interest, payable quarterly, at a floating rate equal to 30% above the over-5-year base lending rate stipulated by The People’s Bank of China (currently 6.55% per annum, resulting in a current annual interest rate of 8.52% per annum). The loan is also secured by Guizhou Yongfu’s mining permit covering the mine, and payment of the loan is guaranteed by Pingxiang Iron & Steel Co. Ltd. (“Pingxiang”). Pingxiang was a related company controlled by Mr. Li Feilie, who is also an executive officer, director and the principal beneficial owner of the Company. Upon the disposition by Mr. Li Feilie in January 2013, Pingxiang became an independent third party thereafter. Guizhou Yongfu fully drew down CNY200.00 million (US$33.03 million) of the loan by December 31, 2012. The Yongsheng Mine is under construction. Guizhou Yongfu intends to finance the balance of the estimated construction costs through a combination of internally generated funds and additional third-party loans. The CNY2 million (US$0.33 million) first installment of the loan was repaid on January 31, 2013, the CNY8 million (US$1.32 million) second installment of the loan was repaid on March 14, 2013, and the CNY10 million (US$1.65 million) third installment of the loan was repaid on July 23, 2013.

On January 12, 2010, Guizhou Yongfu received a CNY50 million (US$8.26 million) long-term bank loan from Bank of China Corp. Ltd., to be repaid in installments over five years commencing in 2012. The purpose of the loan is to finance the construction of the Yongsheng Mine. The loan bears a floating annual interest rate of 6.55% (the over-5-year official base lending rate stipulated by The People’s Bank of China) (currently 6.55% per annum). Guizhou Yongfu fully drew down the loan in January 2010. The loan is secured by Guizhou Yongfu’s mining permit covering the mine, and the payment of the loan is guaranteed by Pingxiang. The CNY5 million (US$0.83 million) first installment of the loan was repaid on January 16, 2012, CNY10 million (US$1.65 million) second installment of the loan was repaid on January 16, 2013 and CNY15 million (US$2.48 million) third installment of the loan was repaid on January 16, 2014.

On August 24, 2010, Guizhou Puxin received a CNY150 million (US$24.78 million) long-term bank loan from the Chongqing Branch of China Minsheng Banking Corp., Ltd., to finance the acquisition of business projects. The loan is to be repaid in two installments, i.e., CNY50 million (US$8.26 million) and CNY100 million (US$16.52 million), on December 31, 2012 and August 11, 2013, respectively. The loan bears interest, payable quarterly at a floating rate of 30% above the 3-year base lending rate stipulated by The People’s Bank of China (currently 6.15% per annum, resulting in a current annual interest rate of 8.00% per annum). Guizhou Puxin fully drew down the loan as of September 2010. The loan is guaranteed by Mr. Li Feilie, who is also an executive officer, director and principal beneficial owner of the Company. The loan is also guaranteed by Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, Xinsong Coal, and Guizhou Yongfu, and Wuhu Port. In addition, the loan is collateralized by a pledge of the outstanding capital stock of Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, and Xinsong Coal. The CNY50 million (US$8.26 million) first installment of the loan was repaid on December 31, 2012 and the CNY100 million (US$16.52 million) second installment of the loan was repaid on August 11, 2013.

On May 5, 2011, Xinsong Coal received a CNY50 million (US$8.26 million) long-term bank loan from the Chongqing Branch of China Minsheng Banking Corp., Ltd., to be repaid in installments over two years commencing in 2013. The purpose of the loan is to finance the improvement project of the Xinsong Mine. The loan bears a floating annual interest rate equal to 30% above the 3-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.15% per annum, resulting in a current annual interest rate of 8.00% per annum). Xinsong Coal fully drew down loan in May 2011. The loan is secured by Xinsong Coal’s mining permit covering the mine. The loan is also guaranteed by Wuhu City Feishang Industrial Development Company Limited (“WFID”). The CNY5 million (US$0.83 million) first installment of the loan was repaid on May 5, 2013, the CNY20 million (US$3.30 million) second installment of the loan was repaid on December 31, 2013 and the CNY5 million (US$0.83 million) third installment of the loan was repaid on Feburary 21, 2014.

On August 23, 2011, Linjiaao Coal received a CNY90 million (US$14.87 million) long-term bank loan from Bank of Chongqing to be repaid in installments payable from June 2013 to August 2015. The purpose of the loan is to finance the improvement project of the Zhulinzhai Mine. The payment of the loan is guaranteed by Mr. Li Feilie and WFID. The loan bears a floating annual interest rate equal to the 5-year base lending rate stipulated by The People’s Bank of China (currently 6.40% per annum). In addition, Linjiaao paid Bank of Chongqing a lump sum of CNY14.37 million (US$2.37 million) as a consulting fee for arranging the loan. Linjiaao Coal fully drew down the loan during the period from August to December 2011. The CNY8 million (US$1.32 million) first installment of the loan was repaid on July 1, 2013 and the CNY12 million (US$1.98 million) second installment of the loan was repaid on December 31, 2013.

On December 19, 2011, Guizhou Dayun received a CNY300 million (US$49.55 million) long-term bank loan from China Merchants Bank Co., Ltd., to finance the improvement project of Dayun Mine. The loan is to be repaid in installments over three years commencing in 2015. The loan bears a floating annual interest rate equal to 30% above the over-5-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.55% per annum, resulting in a current annual interest rate of 8.52% per annum). Guizhou Dayun drew down CNY50 million (US$8.26 million), CNY100 million (US$16.52 million) and CNY30 million (US$4.96 million) of the loan in December 2011, January 2012 and March 2012, respectively. The balance of the loan facility can be drawn down as needed in accordance with the construction plan for the mine. The loan is guaranteed by Mr. Li Feilie, Feishang Enterprise, Gouchang Coal and Dayuan Coal. The loan is also secured by the mining permit of Guizhou Dayun. In addition, the loan is collateralized by a pledge of the outstanding capital stock of Dayun Coal.

On January 31, 2012, Guizhou Puxin received and drew down in full in February 2012 a CNY20 million (US$3.30 million) short-term bank loan from China Merchants Bank Co., Ltd., to be repaid on January 30, 2013. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 30% above the 1-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in an annual interest rate of 7.80% per annum). The loan is guaranteed by WFID. The loan was repaid on January 28, 2013.

On February 27, 2012, Guizhou Puxin received and drew down in full a CNY30 million (US$4.96 million) short-term bank loan from China Merchants Bank Co., Ltd., to be repaid on February 26, 2013. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 30% above the 1-year base lending rate stipulated by The People’s Bank of China (6.00% per annum, resulting in an annual interest rate of 7.80% per annum). The loan is guaranteed by WFID. The loan was repaid on February 26, 2013.

On April 20, 2012, Guizhou Puxin received and drew down in full a CNY100 million (US$16.52 million) short-term bank loan from China Minsheng Banking Corp., Ltd., to be repaid on April 20, 2013. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears interest, payable quarterly at a floating rate equal to 50% above the 1-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in a current annual interest rate of 9.00% per annum). The loan is guaranteed by WFID. The loan was repaid on April 20, 2013.

On June 26, 2012, Dayuan Coal received a CNY100 million (US$16.52 million) long-term bank loan from the Guizhou Branch of Bank of Communication to be repaid in installments over three years commencing in December 2012. The purpose of the loan is to finance the improvement project of the Dayuan Mine. The loan bears a floating annual interest rate equal to 30% above the three-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.15% per annum, resulting in a current annual interest rate of 8.00% per annum). Dayuan Coal fully drew down the loan in Januray, 2013. The CNY3.10 million (US$0.51 million) first instalment was repaid on December 31, 2012, the CNY2.20 million (US$0.36 million) second installment was repaid on July 5, 2013 and the CNY2.15 million (US$0.36 million) third installment was repaid on December 31, 2013.

On July 20, 2012, Guizhou Puxin received a CNY60 million (US$9.91 million) short-term trust loan from CITIC Trust to be repaid on July 10, 2013. The loan bears a floating interest rate equal to 50% above the one-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in an annual interest rate of 9.00% per annum). The loan is guaranteed by Wuhu Port. Guizhou Puxin fully drew down the loan on July 20, 2012. The loan was repaid on July 10, 2013.

On September 27, 2012, Guizhou Puxin received a CNY25 million (US$4.13 million) short-term bank loan from Industrial and Commercial Bank of China Limited to be repaid on October 7, 2013. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a floating annual interest rate equal to 20% above the one-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in an annual interest rate of 7.20% per annum). The loan is guaranteed by each of Feishang Enterprise and Mr. Li Feilie. Guizhou Puxin fully drew down the loan on October 8, 2012. The loan was repaid on September 18, 2013.

On November 2, 2012, Guizhou Puxin received a CNY30 million (US$4.96 million) short-term bank loan from China Everbright Bank Chongqing Branch to be repaid on November 2, 2013. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 7.20% per annum. The loan is guaranteed by Feishang Enterprise. Guizhou Puxin fully drew down the loan on November 2, 2012. The loan was repaid on October 22, 2013.

On December 17, 2012, Guizhou Dayun received a CNY150 million (US$24.78 million) long-term bank loan from Jinsha Sub-branch of Industrial and Commercial Bank of China Limited, to be repaid six years following the date of the initial drawdown. The purpose of the loan is to finance the construction and development of the Dayun Mine. The loan is guaranteed by Feishang Enterprise and Mr. Li Feilie. The loan bears a floating annual interest rate equal to 10% above the over-five-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.55% per annum, resulting in a current annual interest rate of 7.21% per annum). Guizhou Dayun drew down CNY10 million (US$1.65 million) on December 26, 2012, CNY10 million (US$1.65 million) on February 26, 2014, and CNY10 million (US$1.65 million) on March 14, 2014, respectively. The CNY120 million (US$19.82 million) balance of the loan is expected to be drawn down in accordance with the construction plan for the Dayun Mine.

On January 29, 2013, Guizhou Puxin received and fully drew down a CNY20 million (US$3.30 million) short-term bank loan from China Merchants Bank Co., Ltd., to be repaid on January 28, 2014. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 30% above the 1-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in an annual interest rate of 7.80% per annum). The loan is guaranteed by WFID. The loan was repaid on January 22, 2014.

On February 4, 2013, Guizhou Puxin received and fully drew down a CNY20 million (US$3.30 million) short-term bank loan from China Everbright Bank Chongqing Branch to be repaid on February 3, 2014. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 6.30% per annum. The loan is guaranteed by Feishang Enterprise and Mr. Li Feilie. The loan was repaid on January 23, 2014.

On February 27, 2013, Guizhou Puxin received and fully drew down a CNY30 million (US$4.96 million) short-term bank loan from China Merchants Bank Co., Ltd., to be repaid on February 26, 2014. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 30% above the 1-year base lending rate stipulated by The People’s Bank of China (6.00% per annum, resulting in an annual interest rate of 7.80% per annum). The loan is guaranteed by WFID. The loan was repaid on February 26, 2014.

In March 2013, Guizhou Puxin and certain of its subsidiaries received and fully drew down a total of CNY83.60 million (US$13.81 million) long-term entrust loans from Yangpu Banghua Industrial Company Limited (“Yangpu Banghua”), an unrelated third party, to be repaid in March 2016. The purpose of the loans is to finance working capital, mine construction and debt settlement. The loans bear fixed interest rate equal to 20% above the three-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.15% per annum, resulting in a current annual interest rate of 7.38% per annum).

On March 27, 2013, Guizhou Puxin received and fully drew down a CNY400 million (US$66.07 million) short-term bank loan from China Minsheng Banking Corp., Ltd.,. The purpose of the loan is to satisfy indebtedness owed by Guizhou Puxin to two of its fellow subsidiaries. The loan bears interest, payable quarterly at a floating rate equal to 20% above the 1-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in a current annual interest rate of 7.20% per annum). The loan is guaranteed by Xinsong Coal. CNY100 million (US$16.52 million) of the loan was repaid on March 19, 2014 and CNY300 million (US$49.55 million) was repaid on March 21, 2014.

On March 29, 2013, Guizhou Puxin received and fully drew down CNY50 million (US$8.26 million) short-term bank loan from Chongqing Bank Guiyang Branch. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 40% above the one-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.00 % per annum, resulting in a current annual interest rate of 8.40% per annum). The loan is guaranteed by Feishang Enterprise. The loan was repaid on March 28, 2014.

On May 14, 2013, Guizhou Puxin received and fully drew down CNY300 million (US$49.55 million) two-year bank loan from Guizhou Bank, to be repaid on May 13, 2015. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 30% above the one-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.15 % per annum, resulting in a current annual interest rate of 8.00% per annum). The loan is guaranteed by Feishang Enterprise, Feishang Energy and Mr. Li Feilie.

On July 5, 2013, Guizhou Puxin received and fully drew down a total of CNY105 million (US$17.34 million) long-term trust loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party, to be repaid on July 5, 2016. The purpose of the loan is to finance working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears a fixed interest rate of 7.38% per annum and bears a commission fee at a rate of 0.33%.

On July 18, 2013, the Group obtained a legally binding coimmitment letter from China Minsheng Banking Corp., Ltd., to provide a term loan with an aggregate principal amount of up to CNY1.6 billion (US$264.27 million) that may be drawn down on or before January 29, 2015, subject to certain conditions. On July 29, 2013, the Group obtained a revised confirmation letter from China Minsheng Banking Corp., Ltd., which extends the expiry period of the loan facility from a year to one and a half years.

On August 14, 2013 and October 17, 2013, Guizhou Puxin received a CNY100 million (US$16.52 million) and CNY150 million (US$24.78 million) one-year bank loan from China Minsheng Banking Corp., Ltd., Chongqing Branch, respectively. The purpose of the loans is to finance the purchase of coal and to finance the working capital of Guizhou Puxin, respectively. The loans are guaranteed by WFID and Pingxiang. The loans are also collateralized by a pledge of the outstanding stock of Guizhou Puxin. The loans bear floating annual interest rate of 6.60% and 6.00% per annum, respectively. The loans were fully drawn down in August 2013 and October 2013, respectively.

On August 29, 2013, Guizhou Puxin received and fully drew down a CNY76 million (US$12.55 million) one-year entrusted loan from China Industrial International Trust Limited, to be repaid on August 28, 2014. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed interest rate of 7.29% per annum. The loan is secured by a CNY16 million (US$2.64 million) bank deposit.

On October 10, 2013, the Group obtained a legally binding coimmitment letter from China Merchants Bank Co., Ltd., to provide a term loan with an aggregate principal amount of up to CNY350 million (US$57.81 million) that may be drawn down before March 10, 2015, subject to certain conditions, including a repayment term of not less than one year for each draw down.

On October 22, 2013, Guizhou Puxin received and fully drew down a CNY30 million (US$4.96 million) six months’ short-term bank loan from China Everbright Bank, to be repaid on April 21, 2014. The purpose of the loan is to finance the purchase of coal. The loan is guaranteed by Feishang Enterprise. The loan bears a fixed interest rate of 6.72% per annum. The loan was repaid on February 21, 2014.

On January 8, 2014, Guizhou Puxin received and fully drew down a CNY25 million (US$4.13 million) short-term bank loan from Industrial and Commercial Bank of China Limited to be repaid on January 7, 2015. The purpose of the loan is to finance the purchase of coal. The loan bears interest at a floating annual interest rate equal to 20% above the one-year base lending rate stipulated by the People’s Bank of China (currently 6.00% per annum, resulting in an annual interest rate of 7.20% per annum). The loan is guaranteed by Feishang Enterprise.

On January 8, 2014, Guizhou Puxin received and fully drew down a CNY27 million (US$4.46 million) three-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears interest at a fixed interest rate of 7.38% per annum and bears a commission fee at a rate of 0.66%.

On January 15, 2014, Guizhou Puxin received and fully drew down a CNY20 million (US$3.30 million) half-year bank loan from China Merchants Bank Co., Ltd., to be repaid on July 14, 2014. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears interest at a fixed annual interest rate equal to 30% above the half-year base lending rate stipulated by the People’s Bank of China (currently 5.60% per annum, resulting in an annual interest rate of 7.28% per annum). The loan is guaranteed by WFID.

On January 22, 2014, Guizhou Puxin received and fully drew down a CNY18 million (US$2.97 million) three-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears interest at a fixed interest rate of 7.38% per annum and bears a commission fee at a rate of 0.33%.

On February 28, 2014, Guizhou Puxin received and fully drew down a CNY30 million (US$4.96 million) short-term bank loan from China Merchants Bank Co., Ltd., to be repaid on February 27, 2015. The purpose of the loan is to purchase raw materials for Guizhou Puxin. The loan bears interest at a fixed annual interest rate equal to 30% above the one-year base lending rate stipulated by the People’s Bank of China (6.00% per annum, resulting in an annual interest rate of 7.80% per annum). The loan is guaranteed by WFID.

On March 18, 2014, Guizhou Puxin received a CNY100 million (US$16.52 million) one-year bank loan from Bank of China. The purpose of the loan is to finance the purchase of coal. The loan bears a floating annual interest rate equal to 20% above the one-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in an annual interest rate of 7.20% per annum). Guizhou Puxin drew down CNY58.1 million (US$9.60 million) on March 18, 2014 and CNY41.9 million (US$6.92 million) on March 26, 2014. The loan is guaranteed by Feishang Enterprise.

On March 19, 2014, Guizhou Puxin received and fully drew down a CNY100 million (US$16.52 million) half-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears fixed interest rate of 6.16% per annum and bears a commission fee at a rate of 0.03%.

On March 20, 2014, Guizhou Puxin received and fully drew down a CNY100 million (US$16.52 million) half-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears fixed interest rate of 6.16% per annum and bears a commission fee at a rate of 0.03%.

On March 26, 2014, Guizhou Puxin received and fully drew down a CNY100 million (US$16.52 million) one-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party.  The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement.  The loan bears fixed interest rate of 6.6% per annum and bears a commission fee at a rate of 0.06%.

On March 28, 2014, Guizhou Puxin received and fully drew down a CNY130 million (US$21.47 million) one-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party.  The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement.  The loan bears fixed interest rate of 6.6% per annum and bears a commission fee at a rate of 0.06%.

See Item 5.F. for a summary of our contractual obligations for future cash payments at December 31, 2013.

We believe that the Company is in material compliance with its material financial or other covenants in respect of the aforesaid bank financing agreements.

Revenue and expenses of our PRC subsidiaries are denominated in Renminbi. We pay our corporate expenses in either Hong Kong dollars or US dollars. Conversion of Renminbi is strictly regulated by the Chinese Government. Under PRC foreign exchange rules and regulations, payment of routine transactions under current accounts, including trade and service transactions and payment of dividends, may be made in foreign currencies without prior approval from the SAFE but are subject to procedural requirements. Strict foreign exchange control continues to apply to capital account transactions, such as direct investment and capital contribution. These transactions must be approved by the SAFE. See Item 10.D. for a further discussion of exchange controls in the PRC.

As of December 31, 2013, the breakdown of cash (in thousands) held in different currencies are as follows:

Currency and Amount	CNY Equivalent	US$ Equivalent
CNY91,165	91,165	15,058
HK$71,345	55,718	9,203
Total	146,883	24,261

The Company’s cash in HK$ was mainly generated from our financing activities including proceeds from the placement of shares to CHNR. The Company expects to maintain a balanced portfolio of foreign currencies in order to meet its cash obligations in different currencies for its expenses, capital expenditures and acquisitions. Management does not anticipate the payment of dividends or any similar profit distribution from the Company’s PRC subsidiaries in the foreseeable future.

The following table sets forth the Company’s cash flow for each of the three years ended December 31, 2011, 2012 and 2013:

	Years Ended December 31,
	2011	2012	2013
	CNY'000	CNY'000	CNY'000
Cash and cash equivalents at beginning of year	76,482	73,642	160,984
Net cash used in operating activities	(62,562)	(70,648)	(150,099)
Net cash used in investing activities	(464,669)	(385,152)	(293,389)
Net cash provided by financing activities	524,372	542,810	428,996
Net (decrease) increase in cash and cash equivalents	(2,859)	87,010	(14,492)
Effect of exchange rate changes on cash	19	332	391
Cash and cash equivalents at end of year	73,642	160,984	146,883

The following table sets forth the Company’s financial condition and liquidity at the dates indicated:

	Years Ended December 31,
	2011	2012	2013
Current ratio	0.22x	0.22x	0.20x
Working capital (CNY'000)	(632,096)	(1,030,111)	(1,168, 208)
Gearing ratio	60.38%	68.75%	88.69%

In 2011, 2012 and 2013, net cash used in operating activities was CNY62.56 million (US$10.33 million), CNY70.65 million (US$11.67 million) and CNY150.10 million (US$24.79 million), respectively. They were mainly caused by the loss before income tax for the corresponding years, which were CNY55.15 million (US$9.11 million), CNY82.27 million (US$13.59 million) and CNY382.35 million (US$63.15 million), respectively.

In 2011, 2012 and 2013, net cash outflow used in investing activities was CNY464.67 million (US$76.75 million), CNY385.15 million (US$63.62 million) and CNY293.39 million (US$48.46 million), respectively. The decrease in net cash outflow used in investing activites in 2012, compared to that of 2011, was mainly due to a payment of CNY140.10 million (US$23.14 million) in respect of the balance of the purchase price for the acquisition of Guizhou Puxin in 2011, which did not recur in 2012, partly offset by a decrease of CNY54.94 million (US$9.07 million) in repayments from related companies in 2012. The decrease in net cash outflow used in investing activites in 2013, compared to that of 2012, was mainly due to a decrease of CNY62.53 million (US$10.33 million) in purchase of property, plant and equipment with the completion of construction of coal mines.

In 2011, 2012 and 2013, net cash provided by financing activities was CNY524.37 million (US$86.61 million), CNY542.81 million (US$89.66 million) and CNY429 million (US$70.86 million) respectively. The decrease in net cash provided by financing activities in 2013 was mainly attributable to a significant repayments of CNY2,337.23 million (US$386.04 million) to related parties, partly offset by the advances of CNY1,800.93 million (US$297.46 million) from related parities and the net proceeds of CNY890.25 million (US$147.04 million) from interest-bearing loans in 2013.

As of December 31, 2013, the Company has a working capital deficiency of CNY1,168.21 million (US$192.96 million), and the Company has undrawn loan facilities totaling CNY260.00 million (US$42.94 million). Subsequent to year end, the Company has secured additional loan facilities as at April 29, 2014 totaling CNY650.00 million (US$107.36 million). Moreover, the Group obtained confirmation letters from the banks for the provision of loan facilities totalling CNY1,950.00 million (US$322.09 million) pursuant to certain conditions. The Company’s internal forecasts and projections, taking account of reasonably possibly changes in trading performance, operating as well as capital expenditures, continued Shareholder support and the availability of bank facilities, demonstrate that the Company should be able to operate within the level of its current capacity.

Our liquidity, including our working capital, has been affected by many factors including:

•	Funding of our on-going mining activities through internally generated funds;
•	The timing of expenditures in relation to when our accounts receivable are paid;
•	Our ability to secure bank financing as and when required, on acceptable terms;

As of December 31, 2013, the Company had contractual capital commitments of approximately CNY63.17 million (US$10.43 million) in respect of the mine construction and upgraded mine development projects of the coal mines. As of December 31, 2012, the Company had capital commitments of approximately CNY94.63 million (US$15.63 million) in respect of the mine construction and upgraded mine development projects of the coal mines. The Company intends to finance the capital commitments by internal resources and bank borrowings. See Item 5.F. for a tabular payment schedule of capital commitments of the Company.

Except as disclosed above, there have been no significant changes in the Company’s financial condition and liquidity during the years ended December 31, 2011, 2012 and 2013. The Company believes that its internally generated funds, and bank loans will be sufficient to satisfy its anticipated working capital and mine construction needs for at least the next 12 months. However, we continue to evaluate expansion and growth prospects as they are presented to us from time to time and will continue to do so in the ordinary course. We anticipate that there will be significant capital expenditures ahead in the event of additional acquisitions. We expect to fund acquisitions with cash-on-hand, the issuance of our debt or equity securities, or a combination of both, and we may use our securities to raise capital to be used to fund operations. The use of our securities in this manner may be dilutive to shareholders.

C.

Research and development, patents and licenses, etc.

The Company did not incur any significant amounts on company-sponsored research and development activities during each of the last three fiscal years.

D.

Trend information

Except as set forth in the following paragraph, the Company does not believe that there have been recent trends in production, sales and inventory, the state of the order book and costs and selling prices since the latest financial year, nor any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect of the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Management is cautiously optimistic about the PRC economy, although it is difficult to predict the demand for and the future price trend of iron, zinc, anthracite and other ore, and recent trend information suggests a less than robust less optimism for the price of metals in the near term. These uncertainties may continue to have an impact on the current and future operating results and the financial condition of the Company.

E.

Off balance sheet arrangements

Under SEC regulations, we are required to disclose our off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

•	Obligations under certain guarantee contracts;
•	A retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;
•	Any obligation under a derivative instrument that is both indexed to our stock and classified in stockholder’s equity, or not reflected, in our statement of financial position; and
•

Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

As of December 31, 2013, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular disclosure of contractual obligations

Contractual Obligations as at December 31, 2013	Payments due by period
	Total	2014	2015-2016	2017-2018	Later years
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000
Repayment on bank loan	1,908,054	1,018,550	829,504	60,000	—
Interest payment on bank loan	171,384	106,434	64,482	468	—
Payment on mining right payable	94,318	38,875	44,735	10,708	—
Interest payment on mining right payable	37,269	11,617	18,639	7,013	—
Operating lease obligations	1,445	766	679	—	—
Capital commitments	63,173	63,173		—	—
Assets retirement obligations	8,222	—	—	—	8,222
Total	2,283,865	1,239,415	958,039	78,189	8,222

G.

Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act, or the statutory safe harbors, applies to forward-looking information provided pursuant to Item 5.F above. For our cautionary statement on the forward looking statement in this Annual Report, see “Forward-Looking Statements” on page iii of this Annual Report.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Executive Officers and Directors

The following table sets forth the current directors and executive officers of the Company, and their ages and positions with the Company:

Name	Age	Position

Li Feilie	48	Chairman of the Board of Directors and Chief Executive Officer
Han Weibing	42	Executive Director and Chief Operating Officer
Wan Huojin	68	Executive Director and Chief Technical Officer
Tam Cheuk Ho	51	Executive Director
Wong Wah On Edward	50	Executive Director
Lo Kin Cheung	49	Independent Non-executive Director
Huang Zuye	69	Independent Non-executive Director
Gu Jianshe	61	Independent Non-executive Director
Yue Ming Wai Bonaventre	46	Chief Financial Officer and Company Secretary

Mr. Li Feilie is the chairman of the board of directors and chief executive officer of the Company.  He is primarily responsible for the overall corporate strategy, planning and business development of the Group.  Mr. Li also plays an integral role in supervising the Company’s operational management, and has more than 20 years of experience in corporate management and acquisitions.  Mr. Li also has served as a director and the chairman of CHNR since February 2006; and has been the chairman of Feishang Enterprise Company Limited, the natural resources flagship holding company of nonferrous metal production, iron production, transportation and logistics as well as forestry business.  He graduated from Peking University with a bachelor’s degree and a master’s degree in economics in July 1988 and January 1991, respectively.

Mr. Han Weibing has been the executive director and chief operating officer of the Company since December 2013.  He is primarily responsible for overseeing the day-to-day management and operations of the Group.  Mr. Han has served as the vice president of the coal division of CHNR since January 2012, taking charge of the development and management of their coal mining related business.  He was the general manager and the vice president of the human resources department of Feishang Enterprise from March 2009 to March 2012, and he also served as the assistant president of Feishang Enterprise from February 2010 to February 2011.  From August 1995 to March 2007, Mr. Han served as the deputy manager of the human resources department of a multinational logistics equipment manufacturing company listed on the Shenzhen Stock Exchange.  He graduated from Sun Yat-Sen University with an executive master of business administration degree in June 2007 and from Wright State University in the United States with a master of business administration degree in November 2008.

Mr. Wan Huojin was appointed as the executive director and chief technical officer of the Company in December 2013.  He is primarily responsible for overseeing the coal mine construction and coal production of the Group.  Mr. Wan has over 45 years of experience in the mining industry, particularly on coal production.  He was the deputy general manager of Guizhou Puxin from March 2010 to June 2010, and has been its general manager since June 2010.  His responsibilities include determining and overseeing the overall business strategies and plans, including the plans for coal mine operation and development.  During the period between August 1968 and December 2007, Mr. Wan served different positions in Fengcheng Mining Bureau of Jiangxi Province and was finally promoted to its head in January 2001.  Mr. Wan graduated from Jiangxi Polytechnic College with a secondary vocational school’s diploma in coal mining in August 1968.  He was accredited as a senior engineer by the Jiangxi Branch of China Universal Allocation Coal Mining Company in September 1992.  He has received a number of awards in recognition of his contribution to the coal mining industry over the years.

Mr. Tam Cheuk Ho was appointed as the executive director of the Company in February 2013.  Mr. Tam had been with the CHNR Group for approximately 20 years and has extensive knowledge and experience of the Company’s operations and resigned from the position of executive director and executive vice-president upon the completion of the Spin-Off.  During the period from May 2002 to April 2003, Mr. Tam was an executive director and the deputy chairman of a Hong Kong listed company engaged in property development and securities investment operations.  He has been a partner of a certified public accountant firm in Hong Kong since July 1995, and was the finance director of a private investment company from October 1992 to December 1994.  He was the company secretary of a Hong Kong listed company operating Chinese restaurants chain and engaging in property investments from February 1993 to December 2012, and was its financial controller from February to September 1992.  From July 1984 to December 1991, Mr. Tam worked at an international certified public accountant firm and his last position at such firm was as an audit manager.  Mr. Tam graduated from the Chinese University of Hong Kong with a bachelor’s degree in business administration in 1984.  He was accredited as a certified public accountant (practicing) by the Hong Kong Institute of Certified Public Accountants in July 1992, and was admitted as a fellow in November 1999.  He was also admitted as a fellow of the Association of Chartered Certified Accountants in October 1992.

Mr. Wong Wah On Edward was appointed as the executive director of the Company in February 2013.  Mr. Wong has been with the CHNR Group approximately 20 years and resigned from the positions of executive director, chief financial officer and corporate secretary upon the completion of the Spin-Off in January 2014. From December 2000 to December 2006, Mr. Wong was an independent non-executive director of a Hong Kong listed company engaged in the trading of construction materials.  He has also served as a partner of a certified public accountant firm in Hong Kong since July 1995.  From October 1992 to December 1994, Mr. Wong was the deputy finance director of a private investment company.  From July 1988 to October 1992, Mr. Wong worked at the audit department of an international certified public accountant firm, providing professional auditing services to clients in a variety of business sectors, and he left the firm as a senior auditor.  Mr. Wong graduated from the Hong Kong Polytechnic University with a professional diploma in company secretaryship and administration in 1988.  He was accredited as a certified public accountant (practicing) by the Hong Kong Institute of Certified Public Accountants in September 1993, and was admitted as a fellow in November 1999.  He was also a fellow of the Association of Chartered Certified Accountants and an associate of the Hong Kong Institute of Chartered Secretaries.

Mr. Lo Kin Cheung was appointed as our independent non-executive director of the Company in December 2013.  He acted as an independent non-executive director of CHNR from December 2004 to June 2006 and an independent non-executive director of China Resources Development, Inc., a member of the predecessor group of CHNR, from May 2000 to December 2004.  He also served as an independent non-executive director of a Hong Kong listed company operating Chinese restaurant chains and engaged in property investments during the period from August 2004 to August 2011.  Mr. Lo has been the chief financial officer of a private company engaging in the printing business since September 2001.  From March 1998 to July 2001, Mr. Lo was an executive director of a Hong Kong listed company then involved in the baby care product industry and the multimedia industry.  From July 1986, Mr. Lo spent nearly 12 years with an international certified public accountant firm and his last position at such firm was as a principal.  Over these years, Mr. Lo has gained extensive experience in finance and accounting.  He graduated from the University of Hong Kong with a bachelor’s degree in science in 1986 and completed the advanced management program at Harvard Business School in May 2004.  Mr. Lo was admitted as a fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants in March 2000 and July 1994, respectively.  He was also an associate of the Institute of Chartered Accountants in England and Wales and a member and certified general accountant of the Certified General Accountants Association of Canada.

Mr. Huang Zuye was appointed as our independent non-executive director of the Company in December 2013.  Mr. Huang has over 35 years of experience in the coal mining industry.  He retired from the Coal Mining Engineering Institute of Guizhou Province in April 2005.  Prior to that, he had worked at the institute for 30 years since May 1975, serving as its Communist Party of China (“CPC”) secretary from December 1997 to March 2005, its head of institute from June 1994 to March 2003, its deputy head of institute from February 1988 to May 1994 and taking positions of assistant engineer and engineer from May 1975 to February 1988.  During such period, Mr. Huang’s responsibilities ranged from project construction design, coal mine design, research and development to the overall management of the institute.  He worked as a technician at Laoying mine of Shuicheng Mining Bureau from August 1967 to April 1975 and was primarily responsible for handling the general technological issues relating to coal mine extraction.  Mr. Huang graduated from Guizhou Institute of Technology with a diploma in underground coal mining extraction in August 1967.  He obtained his master’s degree in project management from University of Quebec at Chicoutimi in Canada in March 2006.  Mr. Huang was accredited a number of professional qualifications, such as a senior engineer by the Department of Personnel of Guizhou Province in August 1992, a consultant engineer and a cost engineer jointly by the Ministry of Personnel of the PRC and the Ministry of Construction of the PRC in March 1997 and October 2001, respectively, and a registered consulting engineer jointly by the Ministry of Personnel of the PRC and the State Development Planning Commission of the PRC in March 2003.

Mr. Gu Jianshe was appointed as our independent non-executive director of the Company in December 2013.  Mr. Gu has approximately 40 years of experience in the mining industry.  He was a member of the CPC committee and also the head of the discipline and inspection group of Guizhou Energy Bureau from May 2009 to May 2013.  He took a number of positions including the member of the CPC committee, a professional discipline and inspection supervisor, the head of the discipline and inspection group as well as the head of office and the deputy secretary of the CPC committee during his stay with Guizhou Coal Management Bureau from November 2002 to May 2009.  He was a senior economist and the head of the development and planning department of Shuicheng Mining (Group) Corporation from September 2001 to November 2002.  Prior to that, he worked at Shuicheng Mining Bureau) from July 1985 to September 2001, during which he served as a senior economist and the head of its office from June 1997 to September 2001, the deputy secretary of the CPC committee and the secretary of the discipline committee of its mechatronic general factory from June 1995 to June 1997, the secretary and deputy manager of its office from July 1985 to June 1995.  Between September 1983 and July 1985, Mr. Gu stayed at Yunnan Normal University as a student of the politics and education faculty. He worked at Wangjiazhai Coal Selection Plant of Shuicheng Mining Bureau from September 1971 to September 1983 during which he also served as the deputy head of the publicity division of Shuicheng Mining Bureau’s mechatronic general factory.  Mr. Gu obtained a junior college’s diploma in politics and education from Yunan Normal University in July 1985.  He also obtained his bachelor’s degree in economics and management from CPC Guizhou Committee Party School in July 1997.  Mr. Gu was accredited as a senior economist by the Department of Personnel of Guizhou Province in December 1999.

Mr. Yue Ming Wai Bonaventure was appointed as our chief financial officer and company secretary in January 2014.  He was the financial controller of CHNR from 2008 to 2013 and was seconded from CHNR to the Group upon the completion of the Spin-Off.  Mr. Yue has over 22 years of experience in accounting, finance and compliance for various industries gained through his associations with international certified public accountant firm, investment advisory firm and listed companies in both Hong Kong and the United States.  Mr. Yue graduated from the Hong Kong Baptist University with a bachelor of business administration (Honours) degree in 1990 and was awarded a master of science degree in accounting and finance with the University of Manchester in 1994.  He was admitted as a fellow member of the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretaries in 2002 and 2005, respectively.  Mr. Yue was also an associate of the Institute of Chartered Accountants in England & Wales, a member of both the Institute of Chartered Accountants in Australia and the American Institute of Certified Public Accountants.

Key Employees

The following table sets forth the senior management of the Group, and his age and position:

Name	Age	Position

Hu Lubao	51	Deputy Chief Engineer

Mr. Hu Lubao was appointed as the deputy chief engineer of Guizhou Puxin in June 2012. Mr. Hu has more than 30 years of experience in the coal mining industry. Prior to joining our Company, Mr. Hu worked as the head of the production technology department and a senior engineer at Anyuan Coal Industry Group Co., Ltd. (“Anyuan Coal”) from March 2010 to May 2012. He was primarily responsible for the review, supervision and implementation of the technology-related plans as well as the standardization of safety and quality requirements. He served as the general manager and a senior engineer of Anyuan Qujiang Coal Development Co., Ltd., a subsidiary of Anyuan Coal, from December 2008 to March 2010. During this period, he was in charge of the overall management of the coal mine, including aspects related to safety, production, operation and public relations. He was the deputy general manager and a senior engineer of Qujiang Coal Development Co., Ltd. of Fengcheng Mining Bureau from May 2003 to December 2008, during which he mainly focused on coal production, coal extraction and coal mine maintenance. He was the deputy division chief, manager engineer and an engineer of the production and technology division of Fengcheng Mining Bureau from November 1999 to May 2003, focusing on production technology-related affairs. He also held a number of positions at the Industry Corporation of Fengcheng Mining Bureau from July 1986 to October 1999, with his last position as the deputy chief engineer and deputy general manager. During this period, he was primarily responsible for the production, technology, project quality and safety supervision management. He was a teacher at Fengcheng Mining Bureau Technician School from September 1985 to July 1986. He worked as a technician at Jianxin coal mine of Fengcheng Mining Bureau from August 1982 to August 1985 and was responsible for establishing the internal coal mining-related operational policies and involved in the design and construction of a coal beneficiation plant. Mr. Hu graduated from Huainan Mining College with a bachelor’s degree in engineering in May 1989 and obtained a diploma in mining engineering in November 1988. He was accredited as a senior engineer by the Professional Titles Reform Work Leading Group of Jiangxi Province in November 2000.

Family Relationships

There are no family relationships between any of the individuals identified above. There are no arrangements or understandings between major shareholders, customers, suppliers or others pursuant to which any of the individuals identified above was selected as a director or member of senior management.

B.

Compensation

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2013, to each of the individuals identified in Item 6(A) above.

Name	Compensation (CNY’000)	Number of options to purchase ordinary shares	Exercise price (HK$/ share)	Expiration date
Directors and Officers
Li Feilie	—	—	—	—
Han Weibing	351	—	—	—
Wan Huojin	291	—	—	—
Tam Cheuk Ho	—	—	—	—
Wong Wah On Edward	—	—	—	—
Lo Kin Cheung	2	—	—	—
Hunag Zuye	2	—	—	—
Gu Jianshe	2	—	—	—
Yue Ming Wai Bonaventure	257	—	—	—

Senior Management
Hu Lubao	308	—	—	—

The Company and its subsidiaries have not set aside or accrued any amounts to provide pension, retirement or similar benefits to the Company’s directors.

The Company and its subsidiaries have not set aside or accrued any amounts to provide pension, retirement or similar benefits to the Company’s directors.

Effective December 23, 2013, we entered into Service Agreements with each of Li Feilie, Han Weibing, Wan Huojin, Tam Cheuk Ho and Wong Wah On Edward, covering their services as executive directors. In view of the Company’s desire to maximize its fiscal resources at this early stage of the Company’s mining operations, each of the Company’s executive directors has agreed to serve as an executive officer of the Company for a nominal amount of cash compensation (HK$1.00 dollar per year). The annual amount of cash compensation may be increased at the end of each year of service at a rate to be determined by the Remuneration Committee and approved by the board of directors. Our executive directors may, based upon a determination by the Remuneration Committee and approval of the board, be granted equity awards under the Company’s equity compensation plan. Each of the Agreements contains customary provisions to protect our confidential information and trade secrets and, in addition, provides that (a) the Service Agreement may be terminated in the event of the death or incapacity of the executive or upon the occurrence of other customary grounds for termination, (b) the executive be indemnified for liabilities incurred in good faith during the course of the performance of his services to the Company, and (c) the executive be reimbursed for reasonable expenses incurred in the performance of his responsibilities under the Agreement.

There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive directors. For each of the three years ended December 31, 2013, no increases in cash compensation were determined by the Remuneration Committee under the Service Agreements, and we paid or accrued HK$nil, HK$nil and HK$nil, respectively, for cash compensation to our executive officers for their services as such.

In addition to their Service Agreements with the Company, the Group has entered into separate employment agreements with Mr. Han Weibing and Mr. Wan Huojin for their services as chief operating officer and chief technical officer, respectively. Under these agreements, the Group maintains retirement, fringe benefit or similar plans for the benefit of Mr. Han and Mr. Wan in their capacities as executive officer. The employment agreement with with Mr. Han Weibing is for a term from March 1, 2013 to March 12, 2015, provides for an annual salary of CNY351,000, and may be terminated by either party by giving one month’s notice or one month’s pay in lieu of notice. The employment agreement with Mr. Wan Huojin is for a term from January 1, 2014 to January 1, 2015, provides for an annual salary of CNY291,000, and may be terminated by either party by giving one week’s notice or one month’s pay in lieu of notice.

The Company may enter into new or additional employment agreements with its officers and key employees, adopt new or additional benefit plans and begin paying compensation to its executive officers and executive directors as it deems appropriate to attract and retain the services of such persons or other qualified individuals as the need arises.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2013:

Plan Category	Number of Securities to be issued upon exercise of outstanding options(a)	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
2013 Share Option Scheme	12,455,458	N/A	0
Equity compensation plans not approved by security holders	—	N/A	0
Total	12,455,458	N/A	0

Share Option Scheme

During the years ended December 31, 2011, 2012 and 2013, the Company did not grant any options to employees and officers to purchase the Company’s ordinary shares under the 2013 Option Scheme.

The following is a summary of principal terms of the 2013 Share Option Scheme (the “2013 Option Scheme”) of our Company conditionally approved by a resolution of the then sole Shareholder passed on December 23, 2013 (the “Adoption Date”). The terms of the Share Option Scheme are in compliance with the provisions of Chapter 17 of the Listing Rules.

Purpose

The purposes of the Share Option Scheme are to provide incentives to participants to contribute to our Company through the grant of option(s) to subscribe for Shares (“Options”) and to enable our Company to recruit high caliber employees and attract or retain human resources that are valuable to our Group.

Eligibility of participants

Eligible participant (“Eligible Participant”) means (a) any employee, director or consultant of the Company or any subsidiary; or (b) any other person who has contributed to the success of the Listing, in each case, as determined by the board of directors. The eligibility of an Eligible Participant will be determined by the board of directors with reference to his or her past and expected commitment and contribution to the Company and/ or the subsidiaries of the Company.

Maximum number of Shares

The maximum number of Shares in respect of which Options may be granted under the Share Option Scheme is 12,455,458, which is equal to 10% of the issued share capital of our Company as at the Adoption Date, provided, however, that:

(a)

the maximum number of Shares may be “refreshed” with the approval of our Shareholders in a general meeting up to a maximum of 10% of the issued share capital of our Company at the date of such Shareholders’ approval; and

(b)

the total maximum number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the Share Option Scheme and any other share option scheme shall not exceed 30% of the issued share capital of our Company from time to time.

Maximum entitlement of each participant

Unless approved by our Shareholders in a general meeting (with the relevant participant and his associates abstaining from voting), no participant shall be granted an Option if the total number of Shares issued and to be issued upon exercise of the Options granted to such participant in any 12-month period up to the date of the latest grant would exceed 1% of the issued share capital of our Company at the time the Option is granted.

The maximum number of Shares referred to above will be adjusted, in  such  manner  as  the auditors for  the  time  being  of our  Company  or  an  independent financial adviser  shall  confirm  in writing to the board of directors in accordance with the provisions relating to adjustment, in the event of any alteration in the capital structure of our Company whether by way of capitalization  of  profits  or reserves, rights issue, consolidation, subdivision or reduction of the share capital of our Company provided that no such adjustment shall be made in the event of an issue of Shares as consideration in respect of a transaction to which our Company or any of our subsidiaries is a party or an issue of shares pursuant to, or in connection with, any share option scheme, share appreciation rights scheme or any arrangement for remunerating or incentivizing any employee, consultant or adviser to the Company or any of our subsidiaries.

Offer and grant of Options and option period

On and subject to the terms of the Share Option Scheme, the board of directors shall be entitled from time to time on any day within 10 years after the Adoption Date to offer to grant to any participant as the board of directors may in its absolute discretion select and subject to such conditions (including but not limited to imposition of any performance target(s) and/or vesting scale) as the board of directors may think fit an Option to subscribe for such number of Shares (being a board lot or an integral multiple thereof) as the board of directors may determine at the subscription price.

An offer of the grant of an Option shall be made to a participant by letter in such form as the board of directors may from time to time determine specifying the number of Shares, the subscription price, any condition (including but not limited to imposition of any performance target(s) and/or vesting scale), the option period in respect of which the offer is made, the date by which the Option must be accepted being a date not more than 30 days after the offer date and further requiring  the  participant  to undertake to hold the Option on the terms on which it is to be granted and  to  be  bound  by  the provisions of the Share Option Scheme. Such offer shall be personal to the participant concerned and shall not be transferable.

The option period, which is the period during which a grantee may exercise an Option, shall commence on the date on which the offer is accepted and in any event shall end not later than 10 years from the offer date but subject to the early termination provisions of the Share Option Scheme.

Granting Options to connected persons

An offer of the grant of an Option to a director, chief executive or substantial Shareholder of our Company or any of their respective associates must be approved by our independent non-executive directors (excluding any independent non-executive director who is the grantee of the Options). Where any grant of Options to a substantial Shareholder or an independent non-executive director, or any of their respective associates, would result in our Shares issued and to be issued upon exercise of all options already granted and to be granted (including Options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant (a) representing in aggregate over 0.1% of our Shares in issue from time to time; and (b) having an aggregate value, based on the closing price of our Shares at the date of each grant, in excess of HK$5.0 million, such further grant of options must be approved by our Shareholders. All connected persons of our Company must abstain from voting in favor at such general meeting.

Offer period and number accepted

Any offer of the grant of an Option may be accepted or deemed to have been accepted in respect of less than the number of Shares in respect of which it is offered provided that it is accepted in respect of a board lot or an integral multiple thereof. To the extent that the offer of the grant of an Option is not accepted within 30 days from the date upon which it is made in the manner indicated in this paragraph, it will be deemed to have been irrevocably declined. An Option shall be deemed to have been granted and accepted and to have taken effect on the relevant offer date when the duplicate letter comprising acceptance of the offer of the grant of the Option duly signed by the grantee together with a remittance in favor of our Company of HK$1.0 by way of consideration for the grant thereof is received by our Company within the specified time period. Such remittance shall in no circumstances be refundable.

Restriction on the time of grant of Options

The board of directors shall not offer the grant of any Option to any participant after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision, or after any inside information has come to the knowledge of the Company, until such price sensitive or inside information has been published or disclosed in accordance with the applicable laws, rules and regulations. In particular, no Option may be offered during the period commencing one month immediately preceding the earlier of:

(a)

the date of the board of directors meeting (as such date is first notified to the Hong Kong Stock Exchange in accordance with the Listing Rules) for the approval of our Company’s results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and

(b)

the deadline for our Company to publish an announcement of our results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules), and ending on the date of the results announcement.

Minimum holding period, vesting and performance target

On and subject to the terms of the Share Option Scheme, the board of directors may in its absolute discretion grant an Option to any participant subject to such conditions (including but not limited to imposition of any vesting and performance target(s) and/ or minimum holding period) as the board of directors may think fit.

Subscription price

The subscription price in respect of any Option shall be a price determined by the board of directors and notified to a Share Option Scheme participant (subject to any adjustments made pursuant to the terms and conditions of the Share Option Scheme) which shall be the higher of:

(a)	the closing price of our Shares as stated in the Hong Kong Stock Exchange daily quotations sheet on the relevant offer date, which must be a business day;
(b)	the average closing price of our Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five trading days immediately preceding the relevant offer date; and

(c)	the nominal value of our Shares.

Exercise of Option

An Option may be exercised in whole or in part (but if in part only, in respect of a board lot or any integral multiple thereof) in the manner as set out in Share Option Scheme by the grantee (or his or her legal personal representative(s)) giving notice in writing to our Company stating that the Option is thereby exercised and specifying the number of Shares to be subscribed. Each such notice must be accompanied by a remittance for the full amount of the aggregate subscription price for our Shares in respect of which the notice is given. Within 21 days after receipt of the notice and the remittance and, where appropriate, receipt of the auditors’ certificate pursuant to Share Option Scheme, our Company shall allot and issue the relevant Shares to the grantee (or his or her legal personal representative(s)) credited as fully paid and issue to the grantee (or his or her legal personal representative(s)) a share certificate in respect of our Shares so allotted.

Save as provided in the Share Option Scheme, the Option may be exercised by the grantee, in accordance with the terms of the grant letter at any time or times during the option period provided that:

(a)

in the event of the grantee ceasing to be an employee, director or consultant  of  our Company or any subsidiary for any reason other than his or her death or disability or the termination of his or her employment on one or more of the grounds specified in the Share Option Scheme, the grantee may exercise the Option that has vested at the date of cessation of his or her employment (to the extent not already exercised) within the period of one month following the date of such cessation, which date shall be the last actual working day of his employment with our Company or the relevant subsidiary whether payment in lieu of notice is made or not (if applicable);

(b)

in the event that the grantee ceases to be an employee, director or consultant  of  our Company or any subsidiary by reason of death and none of the events which would be a ground for termination of his employment under the Share Option Scheme has occurred, the legal personal representative(s) of the grantee shall be entitled within a period of one year from the date of death (or such longer period as the board of directors may determine) to exercise the Option in full (to the extent not already exercised);

(c)

in the event that the grantee ceases to be an employee, director or consultant  of  our Company or any subsidiary by reason of disability and none of the events which would be a ground for termination of his employment under the Share Option Scheme has occurred, for the purposes of Option vesting only, the grantee shall be treated as if his her employment with the Company or the relevant subsidiary continued for the lesser of: (i) three years after the date of disability; and (b) the remaining term of the Option, and during such time the Option shall continue to vest and remain exercisable;

(d)

if a general offer (whether by way of take-over offer, share repurchase offer or otherwise in like manner but other than by way of scheme of arrangement) is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or in concert with the offeror) and such offer becomes, or is declared, unconditional, the grantee shall be entitled to exercise the Option in full (to the extent not already exercised) to its full extent by giving notice  to  the Company at any time after the general offer becomes or is declared unconditional and up to the close of such offer;

(e)

in the event a general offer for Shares by way of scheme of arrangement is made by any person to all the Shareholders and has been approved by the necessary number of Shareholders at the requisite meetings, the Grantee shall be entitled to exercise the Option (to the extent not already exercised) to its full extent by giving notice to the Company at any time after the meetings whereby the scheme is approved and up to the record date for determining entitlements under such scheme of arrangement;

(f)

in the event a notice is given by the Company to the Shareholders to convene a Shareholders’ meeting for the purpose of approving a resolution to voluntarily wind-up the Company, the Company shall give notice thereof to all the grantees on the same day as it dispatches to the Shareholders the notice convening the meeting and, each grantee shall be entitled to exercise the Option (to the extent not already exercised) to its full extent by giving notice to the Company, such notice to be given not later than three business days prior to the date of the proposed meeting. The Company shall as soon as possible and in any event no later than two business days immediately prior to the date of the proposed meeting, allot and issue such number of Shares to the grantee which falls to be issued on such exercise of the Option, credited as fully paid. With effect from the date two business days prior to the date of such meeting, the rights of all grantees to exercise their respective Options shall forthwith be suspended. If, for any reason, the resolution for the voluntary winding-up of the Company is not approved by the Shareholders, the rights of the grantees to exercise their respective Options shall be restored in full, to the extent that they had not been exercised at the date such rights were suspended, as if such resolution for the voluntary winding-up of the Company had not been proposed by the Company; and

(g)

if, pursuant to the Companies Act, a compromise or arrangement (other than a scheme of arrangement) between our Company and our Shareholders and/or creditors is proposed for the purposes of or in connection with a scheme for the reconstruction of our Company or our amalgamation with any other company or companies, our Company shall give notice thereof to all grantees on the same date as we dispatch to each Shareholder and/or creditor of our Company a notice summoning the meeting to consider such a compromise or arrangement, and thereupon each grantee shall be entitled to exercise the Option (to the extent not already exercised) to its full extent by giving notice to the Company, such notice to be given not later than three business days prior to the date of the proposed meeting. The Company shall as soon as possible and in any event no later than two business days immediately prior to the date of the proposed meeting, allot and issue such number of Shares to the grantee which falls to be issued on such exercise of the Option, credited as fully paid. With effect from the date that is two business days before the date of such meeting, the rights of all grantees to exercise their respective Options shall forthwith be suspended. The board of directors shall endeavor to procure that the Shares issued upon the exercise of the Options in such circumstances shall for the purposes of such compromise or arrangement form part of the issued share capital of the Company on the effective date thereof and that such Shares shall in all respects be subject to such compromise or arrangement. If, for any reason, such compromise or arrangement is not approved by the relevant court (whether upon the terms presented to the relevant court or upon any other terms as may be approved by such court), the rights of the grantees to exercise  their respective Options shall, with effect from the date of the making of the order by the relevant court and to the extent they had not been exercised at the date such rights were suspended, be restored in full as if such compromise or arrangement had not been proposed by the Company.

Ranking of Shares

Voting, dividend, transfer and other rights, including but not limited to rights arising on liquidation of the Company, shall not attach to the Options themselves. However, the Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the Articles of Association for the time being in force and will rank pari passu with the fully paid Shares in issue on the date of exercise, and accordingly will entitle the holders to participate in all dividends and other distributions paid or made on or after the date of exercise other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor is before the date of exercise.

Life of Share Option Scheme

Subject to relevant terms of the Share Option Scheme, the Share Option Scheme shall be valid and effective for a period of 10 years commencing on the Adoption Date, after which period no further Options will be offered but the provisions of the Share Option Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any Options granted prior thereto or otherwise as may be required in accordance with the provisions of the Share Option Scheme.

Administration

The Share Option Scheme of our Company shall be subject to the administration of the board of directors whose decision (save as otherwise provided) shall be final and binding on all parties.

Lapse of Options

An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the earliest of:

(a)	the expiry of the option period;
(b)	the expiry of any of the periods in relation to the exercise of the Option;
(c)	subject to relevant terms in the Share Option Scheme, the date of the commencement of the winding-up of our Company;
(d)

the date on which  the grantee ceases  to be an employee, director or consultant  of our Company or any of our subsidiaries by reason of the termination of his or her employment or service on any one or more of the grounds that he or she has been guilty of serious misconduct, or has committed an act of bankruptcy or has become insolvent or has made any arrangement or composition with his or her creditors generally, or has been convicted of any criminal offence involving his or her integrity or honesty or (if so determined by the board of directors or the board of directors of the relevant subsidiary) on any other grounds on which an employer or principal would be entitled to terminate his or her employment or service at common law or pursuant to any applicable laws or under the grantee’s service contract with our Company or the relevant subsidiary. A resolution of the board of directors to the effect that the employment or service of a grantee has or has not been terminated on one or more of the grounds specified above shall be conclusive; and

(e)	the date on which the grantee commits a breach of the terms and conditions in relation to transferability.

Adjustment

In the event of any alteration in the capital structure of our Company whilst any Option remains exercisable, whether by way of capitalization of profits or reserves, rights issue, consolidation, subdivision or reduction of the share capital of our Company in accordance with applicable laws and regulatory requirements (other than an issue of Shares as consideration in respect of a transaction to which our Company or any of our subsidiaries is a party or an issue of shares pursuant to, or in connection with, any share option scheme, share appreciation rights scheme or any arrangement for remunerating or incentivizing any employee, consultant or adviser to the Company or any subsidiary), such corresponding adjustments (if any) shall be made to:

(a)	the number or nominal amount of Shares, the subject matter of the Option (insofar as it is unexercised);
(b)	the maximum number of Shares in respect of which Options may be granted under the Share Option Scheme;
(c)	the subscription price; and/or
(d)	the method of exercise of the Option,

as the auditors or an independent financial adviser shall confirm in writing to the board of directors that the adjustments satisfy the requirements set out in the note to Rule 17.03(13) of the Listing Rules or otherwise comply with the Listing Rules or other rules, practices, directions, future guidance or interpretation of the Listing Rules of or issued by the Hong Kong Stock Exchange in force from time to time. Any such adjustments shall give the Share Option Scheme participant the same proportion of the equity capital of the Company and any adjustments to the advantage of the Share Option Scheme participant to the exercise price or to the number of Shares subject to the Options must be approved by the Shareholders in general meeting, and no adjustment may be made to the extent that Shares would be issued at less than their nominal value. The capacity of the auditors or the independent financial adviser is that of experts and not of arbitrators and their certification shall be final and binding on our Company and the grantees in the absence of manifest error. The costs of the auditors or the independent financial adviser shall be borne by the Company.

Share Capital

The exercise of any Option shall be subject to the Shareholders of our Company in general meeting approving any necessary increase in the authorized share capital of our Company. Subject thereto, the board of directors shall make available sufficient authorized but unissued share capital of our Company to meet subsisting requirements on the exercise of Options.

Cancellation of Options not exercised

The board of directors may at any time with the consent of and on such terms as may be agreed with the relevant grantee cancel Options previously granted to but not yet exercised by the grantee. Where any Option is cancelled and new Option is intended to be granted to the same Share Option Scheme participant, the Share Option Scheme must have available unissued Options (excluding the cancelled Option(s)) within the maximum number of Shares as aforementioned.

Termination of Share Option Scheme

Our Company by ordinary resolution in general meeting or the board of directors may at any time terminate the operation of the Share Option Scheme and in such event no further Options will be offered but the provisions of the Share Option Scheme shall remain in force in all other respects. All Options granted prior to such termination shall continue to be valid and exercisable in accordance with the terms of the Share Option Scheme.

Transferability of Options

An Option shall be personal to the grantee and shall not be assignable and no grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favor of any third party over or in relation to any Option or attempt so to do, except with the prior written consent of the board of directors from time to time.

Amendment of Share Option Scheme

The Share Option Scheme may be altered in any respect by resolution of the board of directors except that the amendments shall not affect adversely any rights which have accrued to any grantee and provided that the specific provisions in the Share Option Scheme which relate to the matters set out in Rule 17.03 of the Listing Rules shall not be altered to the advantage of grantees or prospective grantees except with the prior sanction of a resolution of our Shareholders in a general meeting. Any alterations to the terms and conditions of the Share Option Scheme which are of a material nature or any change to the terms of the Options granted shall be subject to the approval of our Shareholders, save where the alterations take effect automatically under the existing terms of the Share Option Scheme. After any alteration, the amended terms of the Share Option Scheme must comply with the relevant requirements of the Listing Rules. Any change to the authority of the board of directors in relation to any alteration to the terms of the Share Option Scheme shall be subject to the approval of our Shareholders in a general meeting.

C.

Board Practices

Our board of directors consists of eight directors, of which five are executive directors and three are independent non-executive directors. The directors are elected at the general meetings of the Shareholders. At every annual general meeting of Shareholders, one-third of the directors must retire from office by rotation and every director is required to be subject to retirement by rotation at least once every three years. The retiring directors will be eligible for re-election. The functions and duties of our board of directors include convening general meetings of the Shareholders, implementing the resolutions passed at the Shareholders’ meetings, determining our business plans and strategies, formulating our annual budget and final accounts, formulating our proposals for profit distributions as well as exercising other powers, functions and duties as conferred by our Articles of Association.

In accordance with Article 14.19 of the Articles of Association, Mr. Li Feilie shall retire from office at the 2014 Annual General Meeting.  In addition, Mr. Tam Cheuk Ho and Mr. Wong Wah On Edward who were appointed by the board of directors on February 1, 2013 shall hold office until the 2014 Annual General Meeting pursuant to Article 14.2 of the Articles of Association.  Mr. Han Weibing, Mr. Wan Huojin, Mr. Lo Kin Cheung, Mr. Huang Zuye and Mr. Gu Jianshe who were appointed by the Shareholder on December 23, 2013 shall hold office until the 2014 Annual General Meeting pursuant to Article 14.3 of the Articles of Association.  All of the above retiring directors, being eligible, will offer themselves for re-election as directors at the forthcoming annual general meeting.

Commencing December 23, 2013, we pay our independent non-executive directors a monthly directors’ fee equal to HK$10,000 (US$1,700). We will reimburse out-of-pocket expenses incurred by directors in attending board and committee meetings. During the fiscal year ended December 31, 2013, no long-term incentive plans or pension plans were in effect with respect to any of the Company’s executive officers or directors.

Audit Committee

We have established an audit committee with written terms of reference in compliance with the Listing Rules and paragraph C3 of the Corporate Governance Code as set forth in Appendix 14 of the Listing Rules. The primary duties of the audit committee are to assist our board of directors to provide an independent review of the effectiveness of the financial reporting process, internal control and risk management.

Our audit committee consists of three independent non-executive directors, Mr. Huang Zuye, Mr. Lo Kin Cheung and Mr. Gu Jianshe. Mr. Lo Kin Cheung, who has professional qualifications in accountancy, is the chairman of the audit committee. In evaluating the independence of directors, we apply the standards of the Hong Kong Stock Exchange.

The responsibilities of our audit committee include, among others: appointing and overseeing the work of our independent auditors and pre-approving all non-audit services to be provided by our independent auditors; reviewing our annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of our disclosure controls and procedures and important trends and developments in financial reporting practices and requirements; reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of our internal audit team and the quality and effectiveness of our internal controls; reviewing our risk assessment and management policies; and establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls, auditing matters, potential violations of law and questionable accounting or auditing matters.

Remuneration committee

We have established a remuneration committee with written terms of reference in compliance with Rule 3.25 of the Listing Rules and paragraph B1 of the Corporate Governance Code as set forth in Appendix 14 to the Listing Rules. The primary duties of the remuneration committee are to consider and recommend to the board of directors the emoluments and other benefits paid by us to our directors and to assess the appropriateness of the nature and amount of emoluments of such senior management on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum Shareholder benefit from the retention of talented individuals.

Our remuneration committee consists of three independent non-executive directors, Mr. Lo Kin Cheung, Mr. Huang Zuye and Mr. Gu Jianshe, and two executive directors, Mr. Li Feilie and Mr. Han Weibing. Mr. Gu Jianshe is the chairman of the remuneration committee.

The responsibilities of our remuneration committee include, among others: approving and overseeing the total compensation package for our executive officers, evaluating the performance of and determining and approving the compensation to be paid to our senior management; reviewing and making recommendations to our board of directors with respect to directors’ compensation, including equity-based compensation; administering and periodically reviewing and making recommendations to our board of directors regarding the long-term incentive compensation or equity plans made available to our directors, employees and consultants; and reviewing and making recommendations to our board of directors regarding executive compensation philosophy, strategy and principles and preparing annual reports on the compensation of our senior management.

Nomination committee

We have established a nomination committee with written terms of reference in compliance with paragraph A5.2 of the Corporate Governance Code as set forth in Appendix 14 to the Listing Rules. The primary duties of the nomination committee are to formulate the nomination procedures and standards for candidates for directors and senior management, conduct preliminary review of the qualifications and other credentials of the candidates for directors and senior management, and recommend suitable candidates for directors and senior management to the board of directors.

Our nomination committee consists of three independent non-executive directors, Mr. Lo Kin Cheung, Mr. Huang Zuye and Mr. Gu Jianshe, and two executive directors, Mr. Li Feilie and Mr. Tam Cheuk Ho. Mr. Huang Zuye is the chairman of the nomination committee.

The responsibilities of our nomination committee include, among others: reviewing the structure, size and composition of the board of directors and making recommendations on any proposed changes to the board of directors to complement the Company’s corporate strategy; identifying individuals suitably qualified to become Board members and making recommendations to the board of directors on the selection of individuals nominated for directorships; assessing the independence of independent non-executive directors; and making recommendations to the board of directors on the appointment or re-appointment of directors and succession planning for directors.

Corporate social responsibility committee

We have established a corporate social responsibility committee with written terms of reference. The primary purpose of such committee is to assist the board of directors in reviewing the policies and overseeing the issues with respect to corporate social responsibility, including workplace quality, occupational health and safety, environmental protection, operating practices and community involvement.

Our corporate social responsibility committee consists of two executive directors, Mr. Wan Huojin and Mr. Han Weibing, and one independent non-executive director, Mr. Gu Jianshe. Mr. Gu Jianshe is the chairman of the committee.

The responsibilities of our corporate social responsibility committee include, among others: considering and formulating the Company’s value and strategy as regards corporate social responsibility; developing and reviewing the Company’s corporate social responsibility policies and occupational health and safety standards; identifying corporate social responsibility issues, and related risks and opportunities that are relevant to the Company’s operations; monitoring and overseeing the implementation of the Company’s corporate social responsibility policies and practices; and evaluating and enhancing the Company’s corporate social responsibility performance and making recommendation to the board of directors for improvement.

Hong Kong Stock Exchange Requirements

Our ordinary shares are currently listed on the Main Board of the Hong Kong Stock Exchange and, for so long as our securities continue to be listed, we will remain subject to the Listing Rules as being applicable to listed companies.  We currently comply with the Listing Rules and relevant regulations.

The Hong Kong Stock Exchange promulgates its own rules governing share trading and disclosure of information to shareholders and investors. Companies listed on the Hong Kong Stock Exchange are required to comply with the provisions of the Listing Rules, which provide for, among other things, the issuance of interim and audited annual accounts to shareholders and the making of prompt public disclosure of material transactions and developments. In addition, the Takeovers Codes do not have the force of law, provide guidelines for the fair treatment of shareholders and preservation of an impartial trading market in connection with takeovers and mergers of public companies in Hong Kong and guidelines for share repurchases by such companies. Part XV of the Securities and Futures Ordinance also contains provisions which require certain persons interested (or deemed to be interested) in shares, underlying shares and short positions in listed companies in Hong Kong to disclose their interest in those shares in certain circumstances.

The Hong Kong Stock Exchange imposes a requirement on us to keep the Hong Kong Stock Exchange, the Shareholders and other holders of our listed securities informed as soon as reasonably practicable of any information relating to us, including information which (i) is necessary to avoid a false market in our securities, or (ii) constitutes inside information within the meaning of the Securities and Futures Ordinance and which is required to be disclosed under Part XIVA of the Securities and Futures Ordinance.

There are also requirements under the Listing Rules for us to obtain prior shareholders’ approval and/or to disclose to shareholders details of certain acquisitions or disposal of assets and connected transactions.

Trading on the Hong Kong Stock Exchange takes place on each business day with continuous trading being divided into morning and afternoon sessions. Trading is order-based using a computer-assisted trading system that conveys bid and ask prices for securities. Trades are then effected on a matched trade basis directly between buyers and sellers. Our Company’s board lot is 500 shares. Odd lots are traded separately usually at a small discount to the board lot prices.

Settlement of trades on the Hong Kong Stock Exchange is required to take place on the second trading day after the day the trade takes place. All trades on the Hong Kong Stock Exchange are required to be settled between Exchange Participants (as defined in the Listing Rules) through Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited (“CCASS”) on the second Business Day after any trading day, the central clearing and settlement system, operated by HKSCC. CCASS is the central depositary of share certificates and provides a computerized book-entry settlement of share transactions between its participants, which includes all broker participants of the Hong Kong Stock Exchange. Share certificates kept at CCASS are electronically recorded in the stock accounts of its participants. CCASS also facilitates money settlement between participants. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational procedures in effect from time to time. There are no market-makers in the Hong Kong Stock Exchange except in the market for exchange-traded options, but exchange dealers may act as dual capacity broker-dealers. Short selling of securities at or through the Hong Kong Stock Exchange is currently prohibited except in respect of a limited group of securities.

D.

Employees

As of December 31, 2013, the Group employed approximately 366 full time employees (not including workers provided by third party labour agencies) for its principal activities. The Group believes that its relations with employees are generally good.

The following table sets out the number of employees at the end of each of the past two financial years, including their principal category of activity and geographic location.

		Years Ended December 31,
		2012	2013

Hong Kong	Accounting, administration and management	—	4
		—	4

The PRC	Accounting, administration and management	156	107
	Sales and quality inspection	21	20
	Purchasing and supplies	14	6
	Production	1,261	186
	Cashier	11	11
	Others	193	32
		1,656	362

Total		1,656	366

The Group entered into an arrangement with a third party labor agency in December 2012 to provide mining workers. These workers are employed by the labor agency but are supervised directly by the Group. As of December 31, 2013, the Group had 1,557 workers provided by the third party labor agency.

E.

Share Ownership

The following table sets forth, as of April 24, 2014, the share ownership of the Company’s ordinary shares by each of our directors, executive officers and key employees.

As of April 24, 2014, there were 124,554,580 ordinary shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	73,902,965	(1)	59.33%
Han Weibing	—		—
Wan Huojin	—		—
Tam Cheuk Ho	1,409,630		1.13%
Wong Wah On Edward	2,000,000		1.60%
Lo Kin Cheung	—		—
Hunag Zuye	—		—
Gu Jianshe	—		—
Yue Ming Wai Bonaventure	—		—
Hu Lubao	—		—
Officers and directors as a group (10 persons)	77,312,595		62.06%

———————

(1)

Consists of (a) 72,402,965 outstanding ordinary shares held in the name of Feishang Group, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 1,500,000 outstanding ordinary shares held by Mr. Li.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Major Shareholders

The following table sets forth, as of April 24, 2014, to the knowledge of management, the share ownership of each person who is the beneficial owner of more than 5% of our outstanding ordinary shares.

As of April 24, 2014, there were 124,554,580 ordinary shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s major shareholders do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	73,902,965	(1)	59.33%
Rosetta Stone Capital Limited	11,250,000	(2)	9.03%

———————

(1)

Consists of (a) 73,902,965 outstanding ordinary shares held in the name of Feishang Group, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 1,500,000 outstanding ordinary shares held by Mr. Li.

(2)

Consists of 11,250,000 outstanding ordinary shares. Based upon the information provided by Rosetta Stone Capital Limited, we understand that Rosetta Stone Capital Limited is owned 32.5% by Mr. Guozhong Xie, 29.17% by Keen View Investments Limited, 29.17% by Sun Fortune Investments Limited, 5.83% by Eastern Prime Capital Investments Limited (formerly known as Smartmind Investments Limited) and 3.33% by Mr. Yuen Kin Lo. Mr. Guozhong Xie is the sole director of Rosetta Stone Capital Limited. Ms. Pan Pan Hui is the sole shareholder and director of Keen View Investments Limited. Ms. Yi Mei Liu is a controlling shareholder and director of Sun Fortune Investments Limited. Eastern Wisdom Forever Incorporated is the sole shareholder of Eastern Prime Capital Investments Limited and, Mr. Wendong Zhang and Ms. Ying Xia are directors of Eastern Prime Capital Investments Limited and shareholders of Eastern Wisdom Forever Incorporated. We also understand that Rosetta Stone Capital Limited maintains an office at 10th Floor, Center Point, 181 Gloucester Road, Hong Kong.

Significant Changes in Ownership

During the past three years, there have been no significant changes in the percentage ownership held by any major shareholder.

Geographic Breakdown of Shareholders

The then sole shareholder of the Company as of December 31, 2013 was CHNR.  Based upon a review of the shareholder records of CHNR as of December 31, 2013, on that date the ordinary shares of CHNR were held of record by a total of 179 persons, 150 of whom, who held approximately 29% of the outstanding common shares of CHNR on that date, were located in the United States (host country). Shares registered in the name(s) of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

Control

To our knowledge, (a) there are no arrangements the operation of which may, at a subsequent date, result in a change in control of the Company and (b) except as otherwise disclosed in this Annual Report, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

B.

Related Party Transactions

Commercial Transactions with Related Companies

Commercial transactions with related companies are summarized as follows:

	Years Ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000
Payment of its share of office rental, rates and others to Anka Consultants Limited (“Anka”) (1)	—	—	217

———————

(1)

On September 1, 2013, the Company and CHNR entered into license agreements with Anka, a private Hong Kong company that is owned by certain directors of the Company, respectively in which the Company and CHNR share 238 square meters on equal basis and also share certain costs and expenses in connection with their use of the office. Anka also provides shared certain costs and expenses in connection with its use of the office continues to the Company.

Receivables/ Payables with Related Parties

Loans with related companies are summarized as follows:

	As of December 31,
	2012	2013
	CNY’000	CNY’000

Payables to related parties
Wuhu Feishang Mining Development Co. Limited (“Wuhu Feishang”) (1)	118,000	—
Feishang Management (1)	540,010	131,000
CHNR(2)	9,537	—
Feishang Enterprise (2)	4,854	—
	672,401	131,000

———————

(1)	These are subsidiaries under the control of CHNR and Feishang Group.
(2)	These are subsidiaries under the control of Feishang Group.

Loan Guarantee provided by Related Companies

See Item 5.B. above for a more detailed description of the loans that have been guaranteed by related parties.

C.

Interests of Experts and Counsel

No disclosure is required in response to this Item.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The Company's Consolidated Financial Statements for the fiscal years ended December 31, 2011, 2012 and 2013 are included herewith as Appendix A and are incorporated herein by reference.

We have no direct business operations, other than through the ownership of our subsidiaries. We have not paid any dividends on our ordinary shares and we have no current intention of paying dividends in the foreseeable future, it being our intention to retain earnings to support the development of our business. However, should we, as a holding company, decide in the future to pay any dividends, they will be paid at the discretion of the Company’s board of directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the board of directors. In addition, our operating subsidiaries are subject to restrictions on their ability to make distributions to us, including as a result of restrictions imposed under PRC law.

See Item 3.A. for the details of reserve allocation of PRC’s subsidiaries.

There are no legal or arbitration proceedings (including governmental proceedings pending or known to be contemplated), including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability. Moreover, there are no material proceedings in which any director, any member of senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

B.

Significant Changes

There have been no significant changes that have occurred since the date of the annual financial statements included in this report.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The following table sets forth the monthly high and low trade prices of our ordinary shares as reported by the Main Board of the Hong Kong Stock Exchange for each month since our ordinary shares became listed on the Main Board of the Hong Kong Stock Exchange on January 22, 2014.

Period	High		Low

Month Ended:
March 31, 2014	HK$	14.50	HK$	12.20
February 28, 2014	HK$	19.20	HK$	14.00
January 31, 2014	HK$	30.00	HK$	16.90
December 31, 2013		n/a		n/a
November 30, 2013		n/a		n/a
October 31, 2013		n/a		n/a

B.

Plan of Distribution

No disclosure is required in response to this Item.

C.

Markets

Our ordinary shares have been listed on the Main Board of the Hong Kong Stock Exchang since January 22, 2014, under the symbol “1738”.

D.

Selling Shareholders

No disclosure is required in response to this Item.

E.

Dilution

No disclosure is required in response to this Item.

F.

Expenses of the Issue

No disclosure is required in response to this Item.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

No disclosure is required in response to this Item.

B.

Memorandum and Articles of Association

1.	Memorandum of Association

The Memorandum of Association was adopted on December 23, 2013 and states, inter alia, that the liability of members of the Company is limited, that the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the BVI.

1.1	Classes of Shares

The Company is authorized to issue ordinary shares. Pursuant to the Memorandum of Association, the maximum number of shares that the Company is authorized to issue is 1,000,000,000 shares with a par value of HK$0.01.

2.	Articles of Association

The Articles of Association were adopted on December 23, 2013 and include provisions to the following effect:

2.1	Directors

(a)	Power to allot and issue Shares

Subject to the provisions of the Companies Act and the Memorandum of Association and Articles of Association, the unissued shares in the Company (whether forming part of its original or any increased number of shares the Company is authorized to issue) shall be at the disposal of the directors, who may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration, and upon such terms, as the directors shall determine.

Subject to the provisions of the Articles of Association and to any direction that may be given by the Company in general meeting and without prejudice to any special rights conferred on the holders of any existing shares or attaching to any class of shares, any share may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividend, voting, return applicable to shares or otherwise, and to such persons at such time and for such consideration as the directors may determine. Subject to the Companies Act and to any special rights conferred on any members or attaching to any class of shares, any share may, with the sanction of a special resolution of members, be issued on terms that it is, or at the option of the Company or the holder thereof, liable to be redeemed.

(b)	Power to dispose of the assets of the Company or any subsidiary

The management of the business of the Company shall be vested in the directors who, in addition to the powers and authorities by the Articles of Association expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done or approved by the Company and are not by the Articles of Association or the Business Companies Act expressly directed or required to be exercised or done by the Company in general meeting.

(c)	Compensation or payment for loss of office

Payment to any director or past director of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the director is contractually entitled) must first be approved by the Company in general meeting.

(d)	Loans to Directors

There are provisions in the Articles of Association prohibiting the making of loans to directors and associates which are equivalent to the restrictions imposed by the Companies Ordinance.

(e)	Financial assistance to purchase Shares

Subject to all applicable laws, the Company may give financial assistance to directors and employees of the Company, its subsidiaries or any holding company or any subsidiary of such holding company in order that they may buy shares in the Company or any such subsidiary or holding company. Further, subject to all applicable laws, the Company may give financial assistance to a trustee for the acquisition of shares in the Company or shares in any such subsidiary or holding company to be held for the benefit of employees of the Company, its subsidiaries, any holding company of the Company or any subsidiary of any such holding company (including salaried directors).

(f)	Disclosure of interest in contracts with the Company or any of its subsidiaries

No director or proposed director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any director shall be a member or otherwise interested be capable on that account of being avoided, nor shall any director so contracting or being any member or so interested be liable to account to the Company for any profit so realized by any such contract or arrangement by reason only of such director holding that office or the fiduciary relationship thereby established, provided that such director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the board of directors at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which may be made by the Company.

A director shall not be entitled to vote on (nor shall he be counted in the quorum in relation to) any resolution of the directors in respect of any contract or arrangement or any other proposal in which the director or any of his associates has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution), but this prohibition shall not apply to any of the following matters, namely:

(i)

the giving to such director or any of his associates of any security or indemnity in respect of money lent or obligations incurred by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(ii)

the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the director or any of his associates has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii)

any proposal concerning an offer of shares, debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the director or any of his associates is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv)	any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:

(A)	the adoption, modification or operation of any employees’ share scheme or any share incentive scheme or share option scheme under which the director or any of his associates may benefit;

(B)

the adoption, modification or operation of a pension or provident fund or retirement, death or disability benefits scheme which relates both to directors, their associates and employees of the Company or any of its subsidiaries and does not provide in respect of any director or any of his associates as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v)

any contract or arrangement in which the director or any of his associates is/are interested in the same manner as other holders of shares or debentures or other securities  of  the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(g)	Remuneration

The directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the directors, or the Company in general meeting or by the directors, as the case may be, such sum (unless otherwise directed by the resolution by which it is determined) to be divided amongst the directors in such proportions and in such manner as they may agree, or failing agreement, equally, except that in such event any director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. Such remuneration shall be in addition to any other remuneration to which a director who holds any salaried employment or office in the Company may be entitled by reason of such employment or office.

The directors shall also be entitled to be paid all expenses, including travel expenses, reasonably incurred by them in or in connection with the performance of their duties as directors including their expenses of travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as directors.

The directors may grant special remuneration to any director, who shall perform any special or extra services at the request of the Company. Such special remuneration may be made payable to such director in addition to or in substitution for his ordinary remuneration as a director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be agreed.

The remuneration of an executive director or a director appointed to any other office in the management of the Company shall from time to time be fixed by the directors and may be by way of salary, commission, or participation in profits or otherwise or by all or any of those modes and with such other benefits (including share option and/or pension and/or gratuity and/or other benefits on retirement) and allowances as the directors may from time to time decide. Such remuneration shall be in addition to such remuneration as the recipient may be entitled to receive as a director.

(h)	Retirement, appointment and removal

The directors shall have power from time to time and at any time to appoint any person to be a director either to fill a casual vacancy or as an addition to the existing directors. Any director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting.

The Company may by resolution of members remove any director (including a managing director or other executive director) before the expiration of his period of office notwithstanding anything in the Articles of Association or in any agreement between the Company and such director (but without prejudice to any claim for compensation or damages payable to him in respect of the termination of his appointment as director or of any other appointment or office as a result of the termination of his appointment as director). The Company may by resolution of members appoint another person in his place. Any director so appointed shall hold office during such time only as the director in whose place he is appointed would have held the same if he had not been removed. The Company may also by resolution of members elect any person to be a director, either to fill a casual vacancy or as an addition to the existing directors. Any director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election. No person shall, unless recommended by the directors, be eligible for election to the office of director at any general meeting unless, during the period, which shall be at least seven days, commencing no earlier than the day after the dispatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date of such meeting, there has been given to the secretary of the Company notice in writing by a member of the Company (not being the person to be proposed) entitled to attend and vote at the meeting for which  such  notice  is  given  of  his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

There is no shareholding qualification for directors nor is there any specified age limit for directors.

The office of a director shall be vacated:

(i)	if he resigns his office by notice in writing to the Company at its registered office or its principal office in Hong Kong;

(ii)

if an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the directors resolve that his office be vacated;

(iii)	if, without leave, he is absent from meetings of the directors (unless an alternate director appointed by him attends) for 12 consecutive months, and the directors resolve that his office be vacated;

(iv)	if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(v)	if he ceases to be or is prohibited from being a director by law or by virtue of any provision in the Articles of Association;

(vi)

if he is removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of the directors (including himself) for the time being then in office; or

(vii)	if he shall be removed from office by a resolution of members of the Company under the Articles of Association.

At every annual general meeting of the Company one-third of the directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third, shall retire from office by rotation provided that every director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any directors retire may fill the vacated office by electing a like number of persons to be directors.

(i)	Borrowing powers

The directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and assets (present and future) and uncalled amounts owing on the shares in the Company or any part thereof.

The rights of the directors to exercise these powers may only be varied by a special resolution of members of the Company.

(j)	Proceedings of the Board

The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit in any part of the world. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

2.2	Alteration to constitutional documents

No alteration or amendment to the Memorandum of Association or Articles of Association may be made except by special resolution of members of the Company.

2.3	Variation of rights of existing shares or classes of shares

If at any time the authorized shares of the Company is divided into different classes of shares, all or any of the rights attached to any class of shares for the time being issued (unless otherwise provided for in the terms of issue of the shares of that class) may, subject to the provisions of the Companies Act be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution of members of the Company passed at a separate meeting of the holders of the shares of that class. To every such separate meeting all the provisions of the Articles of Association relating to general meetings shall mutatis mutandis apply, but so that the quorum for the purposes of any such separate meeting and of any adjournment thereof shall be a person or persons together holding (or representing by proxy or duly authorized representative) at the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class.

The special rights conferred upon the holders of shares of any class shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

2.4	Alteration to the number of shares the Company is authorized to issue

The members of the Company may from time to time by resolution of members increase the maximum number of shares that the Company is authorized to issue.

The Company may from time to time by resolution of members:

(a)

consolidate and divide all or any of its shares into shares of larger amount than its existing shares. On any consolidation of fully paid shares and division into shares of larger amount, the directors may settle any difficulty which may arise as they think expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into each consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the directors for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares ratably in accordance with their rights and interests or may be paid to the Company for the Company’s benefit;

(b)

cancel any shares which at the date of the passing of the resolution of members of the Company have not been taken or agreed to be taken by any person, and diminish  the maximum number of shares the Company is authorized to issue by the number of the shares so cancelled subject to the provisions of the Companies Act; and

(c)

sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of the Companies Act, and so that the resolution of members whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the company has power to attach to unissued or new shares, provided that where shares are consolidated or sub-divided, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

2.5	Special resolution — majority required

A “special resolution of members” is defined in the Articles of Association to mean a resolution passed by a majority of not less than three-fourths of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting of which not less than 21 days’ notice specifying the intention to propose the resolution as a special resolution has been duly given and includes a special resolution approved in writing by all of the members of the Company entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of such members, and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments (if more than one) is executed.

In contrast, a “resolution of members” is defined in the Articles of Association to mean a resolution passed by a simple majority of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with the Articles of Association and includes a resolution approved in writing by all the members of the Company aforesaid.

2.6	Voting rights

Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting where a show of hands is allowed, every member present in person (or, in the case of a member being a corporation, by its duly authorized representative) shall have one vote, and on a poll every member present in person (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have one vote for each share registered in his name in the register of members of the Company. All members of the Company has a right to attend and speak at any general meeting of the Company.

Where any member of the Company is, under the Listing Rules, required to abstain from voting on any particular resolution or is restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

In the case of joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register in respect of the relevant joint holding.

A member of the Company in respect of whom an order has been made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote by any person authorized in such circumstances to do so and such person may vote by proxy.

Save as expressly provided in the Articles of Association or as otherwise determined by the directors, no person other than a member of the Company duly registered and who shall have paid all sums for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another member of the Company), or to be counted in a quorum, either personally or by proxy at any general meeting.

At any general meeting a resolution put to the vote of the meeting is to be decided by way of a poll save that the Chairman may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Listing Rules to be voted on by a show of hands.

If a recognized clearing house (or its nominee) is a member of the Company it may authorize such person or persons as it thinks fit to act as its proxy(ies) or representative(s) at any general meeting of the Company or at any general meeting of any class of members of the Company provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision shall be entitled to exercise the same rights and powers on behalf of the recognized clearing house (or its nominee) which he represents as that recognized clearing house (or its nominee) could exercise as if such person were an individual member of the Company holding the number and class of shares specified in such authorization.

2.7	Annual general meetings

The Company shall in each year hold a general meeting as its annual general meeting in addition to any other general meeting in that year and shall specify the meeting as such in the notice calling it; and not more than 15 months (or such longer period as the Hong Kong Stock Exchange may authorize) shall elapse between the date of one annual general meeting of the Company and that of the next.

2.8	Accounts and audit

The directors shall cause to be kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to show and explain its transactions and otherwise in accordance with the Companies Act.

The directors shall from time to time determine whether, and to what extent, and at what times and places and under what conditions, the accounts and books of the Company, or any of them, shall be open to the inspection of members of the Company (other than a director) and no such member (not being a director) shall have any right to inspect any accounts or books or documents of the Company except as conferred by the Companies Act or as authorized by a resolution of the directors.

The directors shall, commencing with the first annual general meeting, cause to be prepared and to be laid before the members of the Company at every annual general meeting a profit and loss account for the period, in the case of the first account, since the incorporation of the Company and, in any other case, since the preceding account, together with a balance sheet as at the date at which the profit and loss account is made up and a director’s report with respect to the profit or loss of the Company for the period covered by the profit and loss account and the state of the Company’s affairs as at the end of such period, an auditor’s report on such accounts and such other reports and accounts as may be required by law. Copies of those documents to be laid before the members of the Company at an annual general meeting shall not less than 21 days before the date of the meeting, be sent in the manner in which notices may be served by the Company as provided in the Articles of Association to every member of the Company and every holder of debentures of the Company provided that the Company shall not be required to send copies of those documents to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

The Company shall at any annual general meeting appoint an auditor or auditors of the Company who shall hold office until the next annual general meeting. The removal of an auditor before the expiration of his period of office shall require the approval of an ordinary resolution of the members in general meeting. The remuneration of the auditors shall be fixed by the Company at the annual general meeting at which they are appointed provided that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the directors.

2.9	Notice of meetings and business to be conducted thereat

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution of members shall be called by notice of not less than 21 days and any other extraordinary general meeting shall be called by not less than 14 days. The notice shall be inclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the time, place and agenda of the meeting, particulars of the resolutions to be considered at the meeting and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution of members shall specify the intention to propose the resolution as a special resolution of members. Notice of every general meeting shall be given to the auditors and all members of the Company (other than those who, under the provisions of the Articles of Association or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company).

Notwithstanding that a meeting of the Company is called by shorter notice than that mentioned above, it shall be deemed to have been duly called if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all members of the Company entitled to attend and vote thereat or their proxies; and

(b)

in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent in nominal value of the shares giving that right.

All business shall be deemed special that is transacted at an extraordinary general meeting and also all business shall be deemed special that is transacted at an annual general meeting with the exception of the following, which shall be deemed ordinary business:

(a)	the declaration and sanctioning of dividends;

(b)	the consideration and adoption of the accounts and balance sheets and the reports of the directors and the auditors and other documents required to be annexed to the balance sheet;

(c)	the election of directors in place of those retiring;

(d)	the appointment of auditors;

(e)	the fixing of, or the determining of the method of fixing of, the remuneration of the directors and of the auditors;

(f)

the granting of any mandate or authority to the directors to offer, allot, grant options over or otherwise dispose of the unissued shares of the Company representing not more than 20 per cent. (or such other percentage as may from time to time be specified in the Listing Rules) in nominal value of its then existing shares and the number of any securities repurchased pursuant to sub-paragraph (g) below; and

(g)	the granting of any mandate or authority to the directors to repurchase securities of the Company.

2.10	Transfer of Shares

Transfers of shares may be effected by an instrument of transfer in the usual common form or in such other form as the directors may approve which is consistent with the standard form of transfer as prescribed by the Hong Kong Stock Exchange.

The instrument of transfer shall be executed by or on behalf of the transferor and, unless the directors otherwise determine, the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members of the Company in respect thereof. All instruments of transfer shall be retained by the Company.

The directors may refuse to register any transfer of any share which is not fully paid up or on which the Company has a lien. The directors may also decline to register any transfer of any shares unless:

(a)

the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates (which shall upon the registration of the transfer be cancelled) and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of shares;

(c)	the instrument of transfer is properly stamped (in circumstances where stamping is required);

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

(e)	the shares concerned are free of any lien in favor of the Company; and

(f)

a fee of such maximum as the Hong Kong Stock Exchange may from time to time determine to be payable (or such lesser sum as the directors may from time to time require) is paid to the Company in respect thereof.

If the directors refuse to register a transfer of any share they shall, within two months after the date on which the instrument of transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice (or on 6 business days’ notice in the case of a rights issue) being given by advertisement published on the Hong Kong Stock Exchange’s website or, subject to the Listing Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles of Association or by advertisement published in the newspapers, be suspended and the register of members of the Company closed at such times for such periods as the directors may from time to time determine, provided always that the registration of transfers shall not be suspended or the register closed for more than 30 days in any year (or such longer period as the members of the Company may by resolution of members determine provided that such period shall not be extended beyond 60 days in any year). In the event that there is an alteration of book closure dates, the Company shall give at least 5 business days’ notice before the announced closure, or the new closure, whichever is earlier. If, however, there are exceptional circumstances (e.g. during a Number 8 or higher typhoon signal and black rainstorm warning) that render the giving of such publication of advertisement impossible, the Company shall comply with these requirements as soon as practicable.

2.11	Power of the Company to purchase its own Shares

The Company is empowered by the Companies Act and the Articles of Association to purchase its own shares subject to certain restrictions and the directors may only exercise this power on behalf of the Company subject to the authority of its members in general meeting as to the manner in which they do so and to any applicable requirements imposed from time to time by the Hong Kong Stock Exchange and the Securities and Futures Commission of Hong Kong.

The directors shall not, unless permitted pursuant to the Companies Act, purchase any of the shares in the Company unless immediately after such purchase the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due.

2.12	Power of any subsidiary of the Company to own Shares

There are no provisions in the Articles of Association relating to the ownership of shares by a subsidiary.

2.13	Dividends and other methods of distributions

Subject to the Companies Act and Articles of Association, the directors may, by resolution of directors, declare a dividend in any currency if they are satisfied, on reasonable grounds that, immediately after the payment of the dividend, the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For these purposes no amount paid up on a share in advance of calls shall be treated as paid up on the share.

The directors may from time to time pay to the members of the Company such interim dividends as appear to the directors to be justified by the profits of the Company. The directors may also pay half-yearly or at other intervals to be selected by them at a fixed rate if they are of the opinion that the profits available for distribution justify the payment.

The directors may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. The directors may also deduct from any dividend or other monies payable to any member of the Company all sums of money (if any) presently payable by him to the Company on account of calls, installments or otherwise.

No dividend shall carry interest against the Company.

Whenever the directors or the Company in general meeting have resolved that a dividend be paid or declared on the shares in the Company, the directors may further resolve: (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted are to be of the same class as the class already held by the allottee, provided that the members of the Company entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or (b) that the members of the Company entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the directors may think fit on the basis that the shares so allotted are to be of the same class as the class already held by the allottee. The Company may upon the recommendation of the directors by resolution of members resolve in respect of any one particular dividend of the Company that notwithstanding the foregoing a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to members of the Company to elect to receive such dividend in cash in lieu of such allotment.

Unless otherwise directed by the directors, any dividend, interest or other sum payable in cash to a holder of shares may be paid by check or warrant sent through the post addressed to the registered address of the member of the Company entitled, or in the case of joint holders, to the registered address of the person whose name stands first in the register of members of the Company in respect of the joint holding or to such person and to such address as the holder or joint holders may in writing direct. Every check or warrant so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register of members of the Company in respect of such shares, and shall be sent at his or their risk and the payment of any such check or warrant by the bank on which it is drawn shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. The Company may cease sending such checks for dividend entitlements or dividend warrants by post if such checks or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise its power to cease sending checks for dividend entitlements or dividend warrants after the first occasion on which such a check or warrant is returned undelivered. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

Any dividend unclaimed for six years from the date of declaration of such dividend may be forfeited by the directors and shall revert to the Company.

The directors may, with the sanction of the resolution of members of the Company, direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, and where any difficulty arises in regard to such distribution the directors may settle it as they think expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to the benefit of the Company, and may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any members of the Company upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the directors.

2.14	Proxies

Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person who must be an individual as his proxy to attend and vote instead of him and a proxy so appointed shall have the same right as the member to speak at the meeting. A proxy need not be a member of the Company.

Instruments of proxy shall be in common form or in such other form that complies with the Listing Rules as the directors may from time to time approve provided that it shall enable a member of the Company to instruct his proxy to vote in favor of or against (or in default of instructions or in the event of conflicting instructions, to exercise his discretion in respect of) each resolution to be proposed at the meeting to which the form of proxy relates. The instrument of proxy shall be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates provided that the meeting was originally held within 12 months from such date.

The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorized in writing, or if the appointor is a corporation either under its seal or under the hand of an officer, attorney or other person authorized to sign the same.

The instrument appointing a proxy and (if required by the directors) the power of attorney or other authority (if any) under which it is signed, or a notorially certified copy of such power or authority, shall be delivered at the registered office of the Company (or at such other place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than 48 hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date named in it as the date of its execution. Delivery of any instrument appointing a proxy shall not preclude a member of the Company from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

2.15	Calls on Shares and forfeiture of Shares

The directors may from time to time make calls upon the members of the Company in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed times and each member of the Company shall (subject to the Company serving upon him at least 14 days’ notice specifying the time and place of payment and to whom such payment shall be made) pay to the person at the time and place so specified the amount called on his shares. A call may be revoked or postponed as the directors may determine. A person upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the shares in respect of which the call was made.

A call may be made payable either in one sum or by installments and shall be deemed to have been made at the time when the resolution of the directors authorizing the call was passed. The joint holders of a share shall be jointly and severally liable to pay all calls and installments due in respect of such share or other moneys due in respect thereof.

If a sum called in respect of a share shall not be paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the directors may determine, but the directors shall be at liberty to waive payment of such interest wholly or in part.

If any call or installment of a call remains unpaid on any share after the day appointed for payment thereof, the directors may at any time during such time as any part thereof remains unpaid serve a notice on the holder of such shares requiring payment of so much of the call or installment as is unpaid together with any interest which may be accrued and which may still accrue up to the date of actual payment.

The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which, and the place where, the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time and at the place appointed, the shares in respect of which such call was made or installment is unpaid will be liable to be forfeited.

If the requirements of such notice are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or installments and interest due in respect thereof has been made, be forfeited by a resolution of the directors to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited shares and not actually paid before the forfeiture. A forfeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of.

A person whose shares have been forfeited shall cease to be a member of the Company in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares, together with (if the directors shall in their discretion so require) interest thereon at such rate not exceeding 15 per cent. per annum as the directors may prescribe from the date of forfeiture until payment, and the directors may enforce payment thereof without being under any obligation to make any allowance for the value of the shares forfeited, at the date of forfeiture.

2.16	Inspection of register of members

The register of members of the Company shall be kept in such manner as to show at all times the members of the Company for the time being and the shares respectively held by them. The register may, on 14 days’ notice being given by advertisement published on the Hong Kong Stock Exchange’s website, or subject to the Listing Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles of Association or by advertisement published in the newspapers be closed at such times and for such periods as the directors may from time to time determine either generally or in respect of any class of  shares, provided that the register shall not be closed for more than 30 days in any year (or such longer period as the members of the Company may by resolution of members determine provided that such period shall not be extended beyond 60 days in any year).

Any register of members held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the directors may impose) be open to inspection by any member of the Company without charge and by any other person on payment of such fee not exceeding HK$2.50 (or such higher amount as may from time to time be permitted under the Listing Rules) as the directors may determine for each inspection.

2.17	Quorum for meetings and separate class meetings

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting.

Two members of the Company present in person or by proxy shall be a quorum provided always that if the Company has only one member of record the quorum shall be that one member present in person or by proxy.

A corporation being a member of the Company shall be deemed for the purpose of the Articles of Association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation or by power of attorney, authorize such person as it thinks fit to act as its representative at the relevant general meeting of the Company or at any relevant general meeting of any class of members of the Company.

The quorum for a separate general meeting of the holders of a separate class of shares of the Company is described in sub-paragraph 2.3 above.

2.18	Rights of minorities in relation to fraud or oppression

There are no provisions in the Articles of Association concerning the rights of minority shareholders in relation to fraud or oppression.

2.19	Procedure on liquidation

If the Company shall be wound up, and the assets available for distribution amongst the members of the Company as such shall be insufficient to repay the whole of the amounts paid up on the shares in the Company, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members of the Company in proportion to the nominal value of such shares, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the members of the Company shall be more than sufficient to repay the whole of the amounts paid up on the issued shares in the Company at the commencement of the winding up, the excess shall be distributed amongst the members of the Company in proportion to the nominal value of such shares at the commencement of the winding up on the shares held by them respectively. The foregoing is without prejudice to the rights of the holders of shares issued upon special terms and conditions.

If the Company shall be wound up, the liquidator may, with the authority of a special resolution of members of the Company and any other sanction required by the Companies Act, divide amongst the members of the Company in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members of the Company. The liquidator may, with the like authority or sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members of the Company as the liquidator, with the like authority or sanction and subject to the Companies Act, shall think fit, but so that no member of the Company shall be compelled to accept any assets, shares or other securities in respect of which there is a liability.

2.20	Untraceable members

The Company shall be entitled to sell any shares of a member of the Company or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or operation of law if: (i) all checks or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years; (ii) the Company has not during that time or before the expiry of the three month period referred to in (iv) below received any indication of the whereabouts or existence of the member or person entitled to such shares by death, bankruptcy or operation of law; (iii) during the 12 year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the member; and (iv) upon expiry of the 12 year period, the Company has caused an advertisement to be published in the newspapers or subject to the Listing Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles of Association, giving notice of its intention to sell such shares and a period of three months has elapsed since such advertisement and the Hong Kong Stock Exchange has been notified of such intention. The net proceeds of any such sale shall belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds.

C.

Material Contracts

Other than contracts entered into the ordinary course of business, during the two preceding fiscal years the Company has entered into the following material contracts (which are included as exhibits to this report):

•	Memorandum and Articles of Association of Feishang Anthracite Resources Limited (formerly known as Wealthy Year Limited)
•	Form of Amended and Restated Memorandum and Articles of Association of Feishang Anthracite Resources Limited
•

Form of Deed of Non-Competition by Feishang Group Limited, Laitan Investments Limited, Mr. Li Feilie, Guizhou Feishang Energy Co., Ltd., and Feishang Anthracite Resources Limited, in favor of Feishang Anthracite Resources Limited

•	Form of Service Agreement for Executive Officers and Executive Directors of the Registrant
•	Form of Share Option Scheme of Feishang Anthracite Resources Limited

D.

Exchange Controls

There are no exchange control regulations or currency restrictions in the BVI.

Under the Regulations on Foreign Exchange Control of the PRC, which became effective on April 1, 1996 and as amended on August 5, 2008, payments made in foreign currencies for international trades such as the sale or purchase of goods are not subject to governmental control or restrictions. Certain organizations in the PRC such as foreign-invested enterprises may purchase, sell and remit foreign currencies at certain banks authorized to engage in foreign exchange business by providing valid supporting documents to the banks. However, regulatory approvals are required for certain capital account transactions such as overseas investments by a domestic company.

The SAFE issued the Notice of the SAFE on Issues Relating to the Administration of Foreign Exchange on Fund Raisings by PRC Residents Through Offshore Special Purpose Vehicles and Round-trip Investment in October 2005 (“SAFE Circular No. 75”), requiring PRC residents to register with the competent local branch of the SAFE before establishing or controlling any company outside of the PRC for the purpose of capital financing with assets or equities in PRC companies, referred to in the notice as an “offshore special purpose company”. In addition, any PRC resident that is a shareholder of an offshore special purpose company is required to amend its registration with the local branch of the SAFE with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, long-term equity or debt investment, creation of any security interest over assets or any other material change in share capital not involving a round-trip investment.

E.

Taxation

The following is a summary of anticipated material U.S. federal income and British Virgin Islands tax consequences of an investment in our ordinary shares. The summary has been prepared based upon management’s understanding of applicable tax consequences, but has not been reviewed by counsel or other experts in U.S. or British Virgin Islands taxation. The summary does not address all possible tax consequences relating to an investment in our ordinary shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which, such as dealers in securities, insurance companies and tax-exempt entities, may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other non-U.S. and non-British Virgin Islands tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the ordinary shares. The discussion below is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to change.

United States Federal Income Taxation

The following discussion addresses only the material U.S. federal income tax consequences to a U.S. person, defined as a U.S. citizen or resident, a U.S. corporation, or an estate or trust subject to U.S. federal income tax on all of its income regardless of source, making an investment in the ordinary shares. For taxable years beginning after December 31, 1996, a trust will be a U.S. person only if:

•	a court within the United States is able to exercise primary supervision over its administration; and
•	one or more United States persons have the authority to control all of its substantial decisions.

In addition, the following discussion does not address the tax consequences to a person who holds or will hold, directly or indirectly, 10% or more of our ordinary shares, which we refer to as a “10% Shareholder”. Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in our ordinary shares.

A U.S. investor receiving a distribution of our ordinary shares will be required to include such distribution in gross income as a taxable dividend, to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of our earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital, to the extent of the U.S. investor’s adjusted tax basis in our ordinary shares, and then as gain from the sale or exchange of a capital asset, provided that our ordinary shares constitutes a capital asset in the hands of the U.S. investor. U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on our ordinary shares.

Gain or loss on the sale or exchange of our ordinary shares will be treated as capital gain or loss if our ordinary shares is held as a capital asset by the U.S. investor. Such capital gain or loss will be long-term capital gain or loss if the U.S. investor has held our ordinary shares for more than one year at the time of the sale or exchange.

A holder of ordinary shares may be subject to “backup withholding” at the rate of 31% with respect to dividends paid on our ordinary shares if the dividends are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers to the holder outside the United States. In addition, the proceeds of the sale, exchange or redemption of ordinary shares may be subject to backup withholding, if such proceeds are paid by a paying agent, broker or other intermediary in the United States.

Backup withholding may be avoided by the holder of ordinary shares if such holder:

•	is a corporation or comes within other exempt categories; or
•	provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules.

In addition, holders of ordinary shares who are not U.S. persons are generally exempt from backup withholding, although they may be required to comply with certification and identification procedures in order to prove their exemption.

Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that amount withheld is claimed as federal taxes withheld on the holder’s U.S. federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a U.S. income tax return must generally file a claim for refund or, in the case of non-U.S. holders, an income tax return in order to claim refunds of withheld amounts.

British Virgin Islands Taxation

Companies incorporated or registered under the Companies Act are currently exempt from income and corporate tax. In addition, the BVI currently does not levy capital gains tax on companies incorporated or registered under the Companies Act.

F.

Dividends and Paying Agents

No disclosure is required in response to this Item.

G.

Statement by Experts

No disclosure is required in response to this Item.

H.

Documents on Display

The documents concerning the Company that are referred to in this Annual Report may be inspected at the Company’s principal executive offices at Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. Certain documents described in response to Item 19 of this Annual Report are filed with this report and others are incorporated by reference to documents previously filed by the Company with the United States Securities and Exchange Commission. The documents that are filed herewith or incorporated by reference can be viewed on the SEC’s web site at www.sec.gov.

I.

Subsidiary Information

See Exhibit 8 for further information about our subsidiaries.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange rate risk

All of the Company’s sales and purchases are made domestically and are denominated in Renminbi. The administrative expenses of the Company’s head office in Hong Kong are denominated either in United States dollars or Hong Kong dollars. As the reporting currency of the Company’s consolidated financial statements is Renminbi, the Company has material market risk with respect to currency fluctuation between Hong Kong dollars and United States dollars to Renminbi and translation difference may arise on consolidation. The Company may also suffer an exchange loss when it converts Renminbi to other currencies, such as Hong Kong dollars or United States dollars. If market conditions allow, the Company endeavors to match the currency used in operating/ investing activities with that used in financing activities. We have not engaged any foreign currency contract to hedge our potential foreign currency exchange exposure, if any.

Interest rate risk

We are exposed to interest rate risk arising from our interest bearing debts, namely, fixed rate bank loans, floating rate bank loans, and floating rate mining right payables. An upward fluctuation in interest rates increases the cost of new bank loan and the cost of servicing our floating rate bank loans and mining right payables. We do not use interest rate derivatives to hedge our interest rate exposure.

As of December 31, 2013, the interest rates for only 33.44% of our interest bearing debts were fixed. The weighted average tenure of the outstanding fixed interest rate loan was approximately 0.87 years. As of December 31, 2012, fixed interest rate loan constituted approximately 12.50% of our total outstanding interest bearing debts. The weighted average tenure of the outstanding fixed interest rate loan was approximately 0.45years. The weighted average tenure of the outstanding fixed interest rate loan has been increased from 0.45 years in 2012 to 0.87 years in 2013. A fixed interest rate can reduce the volatility of finance costs in uncertain markets. In view of the anticipated increases in interest rates, the Company intends to seek more bank loans with fixed interest rates.

The following table sets forth additional information about the expected maturity dates of our outstanding bank loan and mining right payable as of December 31, 2013:

	2014	2015	2016	2017	2018	2019	Total
	(CNY in millions, except percentages)
Bank loan, including current portion of long-term debt.
Principal @ fixed rate	226.00	300.00	143.60	—	—	—	669.60
Average interest rate	7.408%	7.995%	7.380%	—	—	—

Principal @ floating rate	792.55	215.90	170.00	60.00	—	—	1,238.45
Interest rates	6.712%	7.995%	8.419%	8.515%	—	—

Mining right payable
Principal @ floating rate	38.87	22.37	22.37	10.71	—	—	94.32
Average interest rates	6.386%	6.489%	6.483%	6.550%	—	—

Commodity price risk

The Company is exposed to fluctuation in the prices of zinc, iron and anthracite which we produce and/ or trade. These commodity prices can fluctuate widely and are affected by factors beyond our control which affect our earnings and cashflow. We have not engaged in any formal hedging transactions to manage possible price fluctuations.

The following table sets forth the sensitivity analysis of the commodity price change to the Company’s sales revenue and gross profit in 2013:

	2013	Coal Price
	Actual	10%	-10%
	(CNY in millions, except percentage)
Total Sale	178.50	17.85	(17.85)
% Change		10.00%	-10.00%

Gross Profit	70.26	17.85	(17.85)
% Change		25.41%	-25.41%

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

No disclosure is required in response to this Item.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages and delinquencies or other information required to be disclosed in response to this Item.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no modifications to the rights of security holders and there is no other information to disclose in response to this Item.

ITEM 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2013, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

In designing and evaluating its disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2013, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the SEC’s rules and regulations.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2013 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

ITEM 16.

[Reserved]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

In general, an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K, is an individual member of the Audit Committee who:

•	understands generally accepted accounting principles and financial statements,
•	is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,
•	has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to the our financial statements,
•	understands internal controls over financial reporting, and
•	understands audit committee functions.

An “audit committee financial expert” may acquire the foregoing attributes through:

•	education and experience as a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions;
•

experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions; experience overseeing or assessing the performance of companies or public accounts with respect to the preparation, auditing or evaluation of financial statements; or

•	other relevant experience.

Our board of directors has determined that Mr. Lo Kin Cheung, our independent non-executive director, is an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K.

ITEM 16B.

CODE OF ETHICS

A Code of Ethics is a written standard designed to deter wrongdoing and to promote:

•	honest and ethical conduct,
•	full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements,
•	compliance with applicable laws, rules and regulations,
•	the prompt reporting violation of the code, and
•	accountability for adherence to the Code of Ethics.

We have adopted a Code of Ethics that is applicable to all of our employees, and also contains provisions that apply only to our Chief Executive Officer, principal financial and accounting officers and persons performing similar functions. A copy of our Code of Ethics is incorporated by reference as Exhibit 11 to this Annual Report.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid or expect to pay for audit and other services provided by Ernst & Young.

	Fiscal 2012	Fiscal 2013

Audit Fees	—	CNY1,250,000
Audit-Related Fees*	CNY2,425,000	CNY7,025,000
Tax Fees	—	—
All Other Fees	—	—

Total	CNY2,425,000	CNY8,275,000

———————

*

The amount represented the auditors’ remuneration for the audit services provided to the Company during its listing by way of introduction on the Hong Kong Stock Exchange.

Audit Fees — This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years. This category also includes advice on audit and certain other services that arose during, or as a result of, the audit or the review of interim financial statements. The services for the fees disclosed under this category include consultation regarding our correspondence with the SEC and other accounting consulting.

Audit-Related Fees — This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements in relation to the listing by way of introduction of the Company on the main board of the Hong Kong Stock Exchange and are not reported above under “Audit Fees.”

Tax Fees — This category consists of professional services rendered by the Company’s independent registered public accounting firm for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Ernst & Young with respect to fiscal year 2013 were approved by the Audit Committee. The audit fees paid to E&Y with respect to fiscal year 2012 were approved by the audit committee of CHNR, our parent, before the establishment of our Audit Committee.

ITEM 16D.

EXEMPTION FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEE

There have been no exemptions from listing standards required to be disclosed in response to this Item.

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of equity securities required to be disclosed in response to this Item.

ITEM 16F.

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

No disclosure is required in response to this Item.

ITEM 16G.

CORPORATE GOVERNANCE

Our ordinary shares are currently listed on the Main Board of the Hong Kong Stock Exchange and, for so long as our securities continue to be listed, we will remain subject to the Listing Rules and other regulations that apply to listed companies. The Listing Rules include various corporate governance requirements applicable to listed securities.

ITEM 16H.

MINE SAFETY DISCLOSURE

All of the Company’s mining rights cover mines located in the People’s Republic of China and, accordingly, no disclosure is required in response to this Item.

PART III

ITEM 17.

FINANCIAL STATEMENTS

No disclosure is required in response to this Item.

ITEM 18.

FINANCIAL STATEMENTS

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Reports of Independent Registered Public Accounting Firm, together with consolidated financial statements for the Company and subsidiaries, including:

a.	Consolidated statements of financial position as of December 31, 2012 and 2013
b.	Consolidated statements of profit or loss for the years ended December 31, 2011, 2012 and 2013
c.	Consolidated statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013
d.	Consolidated statements of changes in equity for the years ended December 31, 2011, 2012 and 2013
e.	Consolidated statements of cash flows for the years ended December 31, 2011, 2012 and 2013
f.	Notes to consolidated financial statements.

ITEM 19.

EXHIBITS

The following Exhibits are filed as part of this Form 20-F:

Exhibit No.	Exhibit Description
1.1

Memorandum and Articles of Association of Feishang Anthracite Resources Limited (formerly known as Wealthy Year Ltd.) (incorporated by reference to Exhibit 1.1 to the Registrant’s Registration Statement on Form 20-F filed December 31, 2013)

1.2

Form of Amended and Restated Memorandum and Articles of Association of Feishang Anthracite Resources Limited (incorporated by reference to Exhibit 1.2 to the Registrant’s Registration Statement on Form 20-F filed December 31, 2013)

4.1

Form of Deed of Non-Competition by Feishang Group Limited, Laitan Investments Limited, Mr. Li Feilie, Guizhou Feishang Energy Co., Ltd., and Feishang Anthracite Resources Limited, in favor of Feishang Anthracite Resources Limited (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 20-F filed December 31, 2013)

4.2

Form of Service Agreement for Executive Officers and Executive Directors of the Registrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form 20-F filed December 31, 2013)

4.4	Form of Share Option Scheme of Feishang Anthracite Resources Limited (incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form 20-F filed December 31, 2013)
6	Computation of Earnings Per Share for Fiscal Year ended December 31, 2013 (contained in Financial Statements).
7	Computation of Ratios for Fiscal Years ended December 31, 2011, 2012 and 2013.
8	Subsidiaries of the Registrant.
11	Code of Ethics
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FEISHANG ANTHRACITE RESOURCES LIMITED

Date: April 29, 2014	By:	/s/ LI FEILIE
Li Feilie, CEO

FEISHANG ANTHRACITE RESOURCES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Pages

Report of independent registered public accounting firm	F-2

Consolidated statements of profit or loss	F-3

Consolidated statements of comprehensive income	F-4

Consolidated statements of financial position	F-5-F-6

Consolidated statements of changes in equity	F-7

Consolidated statements of cash flows	F-8-F-9

Notes to consolidated financial statements	F-10-F-59

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Feishang Anthracite Resources Limited

We have audited the accompanying consolidated statements of financial position of Feishang Anthracite Resources Limited (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of profit or loss, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2012 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young
Certified Public Accountants
Hong Kong

April 29, 2014

FEISHANG ANTHRACITE RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

		Year ended December 31,
		2011	2012	2013
	Notes	CNY’000	CNY’000	CNY’000

Revenue	4	105,211	141,939	178,501
Cost of sales	5	(74,289)	(95,889)	(108,242)
Gross profit		30,922	46,050	70,259
Selling and distribution expenses		(2,930)	(3,694)	(6,110)
Administrative expense		(49,432)	(77,334)	(142,064)
Impairment loss on property, plant and equipment	16	—	—	(184,417)
Other operating expenses		(1,545)	(1,624)	(6,003)

OPERATING LOSS		(22,985)	(36,602)	(268,335)

Finance costs	6	(31,841)	(44,533)	(115,253)
Interest income	8	564	1,048	1,102
Non-operating expenses, net	7	(888)	(2,179)	132

LOSS BEFORE INCOME TAX	8	(55,150)	(82,266)	(382,354)

Income tax (expense) / benefit	12	(9,750)	15,210	47,817

LOSS FOR THE YEAR		(64,900)	(67,056)	(334,537)

Attributable to:
Owner of the Company	13	(64,165)	(75,312)	(334,119)
Non-controlling interests		(735)	8,256	(418)
		(64,900)	(67,056)	(334,537)

LOSS PER SHARE ATTRIBUTABLE TO OWNER OF THE COMPANY (CNY PER SHARE)
Basic	14	(0.53)	(0.63)	(2.78)
Diluted	14	(0.53)	(0.63)	(2.78)

FEISHANG ANTHRACITE RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	Year ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000

LOSS FOR THE YEAR	(64,900)	(67,056)	(334,537)

Other comprehensive income:
Items to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	425	82	907

Total other comprehensive income for the year, net of tax	425	82	907

TOTAL COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX	(64,475)	(66,974)	(333,630)

Attributable to:
Owner of the Company	(63,740)	(75,230)	(333,212)
Non-controlling interests	(735)	8,256	(418)
	(64,475)	(66,974)	(333,630)

FEISHANG ANTHRACITE RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2012 AND 2013

		As of December 31,
		2012	2013
	Notes	CNY’000	CNY’000

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	16	2,327,641	2,461,963
Rehabilitation fund	17	29,894	37,350
Prepayments, deposits and other receivables	20	115,821	100,658
Deferred tax assets	12	3,752	9,830

TOTAL NON-CURRENT ASSETS		2,477,108	2,609,801

CURRENT ASSETS
Inventories	18	11,266	14,363
Trade and bills receivables	19	48,967	68,059
Corporate income tax refundable		3,901	12,007
Prepayments, deposits and other receivables	20	33,554	30,584
Pledged and restricted time deposits	21	7,082	24,864
Term deposits with an original maturity over three months	21	20,000	—
Cash and cash equivalents	21	160,984	146,883

TOTAL CURRENT ASSETS		285,754	296,760

TOTAL ASSETS		2,762,862	2,906,561

FEISHANG ANTHRACITE RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

DECEMBER 31, 2012 AND 2013

		As of December 31,
		2012	2013
	Notes	CNY’000	CNY’000
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade and bills payables	22	103,798	143,246
Other payables and accrued liabilities	23	60,155	117,315
Interest-bearing bank and other borrowings	24	443,900	1,018,550
Due to related companies	31	672,401	131,000
Interest payable		9,093	15,102
Income tax payable		950	879
Mining rights payables	25	25,568	38,876

TOTAL CURRENT LIABILITIES		1,315,865	1,464,968

NON-CURRENT LIABILITIES
Interest-bearing bank and other borrowings	24	569,630	889,504
Interest payable		17,894	16,729
Deferred tax liabilities	12	267,004	216,320
Mining rights payables	25	77,810	55,442
Asset retirement obligations	26	7,064	8,222

TOTAL NON-CURRENT LIABILITIES		939,402	1,186,217

TOTAL LIABILITIES		2,255,267	2,651,185

EQUITY
Issued capital	27	—	973
Reserves	29	413,654	160,880

EQUITY ATTRIBUTABLE TO OWNER OF THE COMPANY		413,654	161,853
NON-CONTROLLING INTERESTS		93,941	93,523
TOTAL EQUITY		507,595	255,376

TOTAL LIABILITIES AND EQUITY		2,762,862	2,906,561

FEISHANG ANTHRACITE RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	Attributable to owners of the Company
	Issued capital	Share premium account*	Safety fund and production maintenance fund*	Special reserve*	Merger reserve*	Retained earnings/ (accumulated losses)*	Exchange fluctuation reserve*	Total	Non- controlling interests	Total
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000
	Note 27	Note 29 (a)	Note 29 (b)	Note 29 (c)	Note 29 (d)

At January 1, 2011	—	—	1,066	18,873	1,000	533,532	360	554,831	76,133	630,964
Loss for the year	—	—	—	—	—	(64,165)	—	(64,165)	(735)	(64,900)
Foreign currency translation adjustments	—	—	—	—	—	—	425	425	—	425
Total comprehensive (loss) / income for the year	—	—	—	—	—	(64,165)	425	(63,740)	(735)	(64,475)
Distribution to the owner of the Company	—	—	—	—	(1,000)	(20)	—	(1,020)	—	(1,020)
(Loss) / gain from Yangpu Dashi and Guizhou Dayun reorganisation	—	—	—	—	—	(10,287)	—	(10,287)	10,287	—
Appropriation and utilisation of safety fund and production maintenance fund, net	—	—	3,255	—	—	(3,255)	—	—	—	—
At December 31, 2011	—	—	4,321	18,873	—	455, 805	785	479,784	85,685	565,469
(Loss) / profit for the year	—	—	—	—	—	(75,312)	—	(75,312)	8,256	(67,056)
Foreign currency translation adjustments	—	—	—	—	—	—	82	82	—	82
Total comprehensive (loss) / income for the year	—	—	—	—	—	(75,312)	82	(75,230)	8,256	(66,974)
Deemed contribution from the owner of the Company (note 31(c))	—	—	—	9,100	—	—	—	9,100	—	9,100
Appropriation and utilisation of safety fund and production maintenance fund, net	—	—	4,127	—	—	(4,127)	—	—	—	—
At December 31, 2012	—		8,448	27,973	—	376,366	867	413,654	93,941	507,595
Loss for the year	—	—	—	—	—	(334,119)	—	(334,119)	(418)	(334,537)
Foreign currency translation adjustments	—	—	—	—	—	—	907	907	—	907
Total comprehensive income/(loss) for the year	—	—	—	—		(334,119)	907	(333,212)	(418)	(333,630)
Issue of shares	973	75,859	—	—	—	—	—	76,832	—	76,832
Deemed contribution from the owner of the Company (note 31(c))	—	—	—	4,579	—	—	—	4,579	—	4,579
Appropriation and utilisation of safety fund and production maintenance fund, net	—	—	(1,386)	—	—	1,386	—	—	—	—
At December 31, 2013	973	75,859	7,062	32,552	—	43,633	1,774	161,853	93,523	255,376

———————

*

These reserve accounts comprise the consolidated reserves of CNY479.8 million, CNY413.7 million and CNY160.9 million as of December 31, 2011, 2012 and 2013, respectively

FEISHANG ANTHRACITE RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

		Year ended December 31,
		2011	2012	2013
	Notes	CNY’000	CNY’000	CNY’000

OPERATING ACTIVITIES
Loss before income tax		(55,150)	(82,266)	(382,354)
Adjustments for:
Interest income	8	(564)	(1,048)	(1,102)
Finance costs		31,366	44,410	105,518
Depreciation and amortisation	8	13,037	17,812	25,141
Loss on disposal of items of property, plant and equipment	8	250	194	—
Impairment loss on property, plant and equipment	8,16	—	—	184,417
Impairment of inventories	8,18	—	—	1,069
Sub-total		(11,061)	(20,898)	(67,311)
Increase in rehabilitation fund		(3,511)	(6,876)	(7,456)
Increase in trade and bills receivables		(23,242)	(15,409)	(22,474)
Increase in inventories		(4)	(5,938)	(4,166)
(Increase) / Decrease in prepayments, deposits and other receivables		(8,920)	(8,696)	1,752
Increase in trade and bills payables		2,996	20,294	9,969
Increase in other payables and accrued liabilities		17,931	20,049	56,637
Cash used in operations		(25,811)	(17,474)	(33,049)
Interest received		564	1,048	1,102
Interest paid		(31,294)	(43,816)	(101,030)
Income tax paid		(6,021)	(10,406)	(17,122)

Net cash flows used in operating activities		(62,562)	(70,648)	(150,099)

INVESTING ACTIVITIES
Prepayment for purchase of land use rights		(14,812)	(12,508)	(12,244)
Purchase of items of property, plant and equipment		(326,655)	(347,672)	(285,145)
Net proceeds from disposal of items of property, plant and equipment		—	888	—
Net cash paid for acquisition of subsidiaries		(140,100)	—	—
Advances to related companies		(21,180)	(29,000)	—
Repayments from related companies		58,078	3,140	—
Increase in pledged time deposits		—	—	(16,000)
Decrease in term deposits with an original maturity over three months		(20,000)	—	20,000

Net cash flows used in investing activities		(464,669)	(385,152)	(293,389)

FEISHANG ANTHRACITE RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

		Year ended December 31,
		2011	2012	2013
	Notes	CNY’000	CNY’000	CNY’000

FINANCING ACTIVITIES
Proceeds from issue of shares	27	—	—	76,832
Proceeds from interest-bearing bank and other borrowings		360,000	501,258	1,379,600
Repayments of interest-bearing bank and other borrowings		(100,000)	(228,100)	(489,350)
Increase / (decrease) in restricted time deposits		(21,000)	13,918	(1,782)
Advances from related companies		433,940	456,226	1,800,926
Repayments to related companies		(134,198)	(200,492)	(2,337,230)
Prepayment of deferred bank loan interest		(14,370)	—	—
Net cash flows from financing activities		524,372	542,810	428,996

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		(2,859)	87,010	(14,492)

NET FOREIGN EXCHANGE DIFFERENCE		19	332	391

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		76,482	73,642	160,984

CASH AND CASH EQUIVALENTS AT END OF YEAR	21	73,642	160,984	146,883

Supplementary disclosures of cash flow information:
Total cash paid for interest (including capitalised interest of CNY22.9 million, CNY42.8 million and CNY32.6 million, for the years ended December 31, 2011, 2012 and 2013, respectively)		54,162	86,579	133,633

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

1.

GENERAL INFORMATION

1.1

CORPORATE INFORMATION

The Company is a limited liability company incorporated in the British Virgin Islands (“BVI”) on 6 January 2010. The registered office address of the Company is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

China Natural Resources, Inc. (“CHNR”) is a BVI holding company incorporated in 1993 with its shares listed on the NASDAQ Capital Market in the United States. The Company was a wholly-owned subsidiary of CHNR during the year. As further discussed in note 36, CHNR completed the spin off (“Spin-off”) of its shareholding in the Company and the Company was listed by introduction on the Main Board of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on January 22, 2014. After the Spin-off, CHNR’s shareholders hold the equity interest in the Company directly.

CHNR’s principal shareholder is Feishang Group Limited (“Feishang” or the “controlling shareholder”), a company incorporated in the British Virgin Islands. Mr. Li Feilie, the director and beneficial owner of Feishang, is the chairman and chief executive officer of the Company. In the opinion of the directors of the Company, the ultimate holding company of the Company is Laitan Investments Limited, a company incorporated in the British Virgin Islands.

The Company is an investment holding company. During the year, the Company’s subsidiaries were engaged in the acquisition, construction and development of anthracite coal mines and extraction and sale of anthracite coal.

As at December 31, 2012 and 2013, the Group had net current liabilities of CNY1,030.1 million and CNY1,168.2 million, and total assets less current liabilities of CNY1,447.0 million and CNY1,441.6 million.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

1.2

PARTICULARS OF PRINCIPAL SUBSIDIARIES

As at the date of this report, the Company had direct and indirect interests in its subsidiaries, all of which are private limited liability companies or have substantially similar characteristics to a private company incorporated in Hong Kong or registered in Mainland China, the particulars of which are set out below:

		Nominal value	Percentage of
		of issued	equity
	Place and date of	ordinary/	attributable to
	incorporation/	registered	the Company
Name	registration and operations	share capital CNY’000	Direct %	Indirect %	Principal activities
Bijie Feishang Energy Co., Ltd.	Mainland China October 19, 2010	10,000	—	100	Investment holding

Guizhou Dayun Mining Co., Ltd.	Mainland China April 14, 2004	150,000	—	100	Coal development and mining

Guizhou Fuyuantong Energy Co., Ltd.	Mainland China March 10, 2010	10,000	—	100	Investment holding

Guizhou Nayong Dayuan Coal Mining Co., Ltd.	Mainland China January 22, 2009	46,000	—	99	Coal development and mining

Guizhou Puxin Energy Co., Ltd.	Mainland China January 15, 2009	150,000	—	100	Investment holding and coal trading

Guizhou Yongfu Mining Co., Limited	Mainland China June 27, 2005	100,000	—	70	Coal development and mining

Hong Kong Smartact Limited	Hong Kong January 25, 2010	—	100	—	Investment holding

Hainan Yangpu Dashi Industrial Co., Limited	Mainland China April 13, 2004	1,000	—	100	Investment holding

Jinsha Baiping Mining Co., Ltd.	Mainland China January 15, 2009	58,000	—	70	Coal development and mining

Jinsha Juli Energy Co., Ltd.	Mainland China November 16, 2012	30,000	—	100	Preparatory work for the construction of coal beneficiation plant in Jinsha County

Liuzhi Linjiaao Coal Mining Co., Ltd.	Mainland China November 19, 2008	30,600	—	99	Coal development and mining

Liuzhi Xinsong Coal Mining Co., Ltd.	Mainland China November 13, 2008	60,000	—	99	Coal development and mining

Nayong Gouchang Coal Mining Co., Ltd.	Mainland China September 10, 2009	40,000	—	99	Coal development and mining

Shenzhen Chixin Information and Consulting Co., Ltd.	Mainland China July 18, 2012	1,000	—	100	Provision of management and consulting services to other companies in the Group

———————

*

The English names of certain companies above represent the best efforts by the management of the company in directly translating the Chinese names of these companies as no English names have been registered.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.1

BASIS OF PREPARATION

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), which comprise all standards and interpretations approved by the International Accounting Standards Board (“IASB”). They have been prepared under the historical cost convention. These financial statements are presented in Chinese Yuan (“CNY”) and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries (collectively referred to as the “Group”) for the years ended December 31, 2011, 2012 and 2013. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Profit or loss and each component of other comprehensive income are attributed to the owner of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described in the accounting policy for subsidiaries below. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognises (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interest and (iii) the cumulative translation differences recorded in equity; and recognises (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognised in other comprehensive income is reclassified to profit or loss or retained earnings, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

Going concern

As of December 31, 2013, the Group had a working capital deficiency of CNY1,168.2 million and had undrawn loan facilities totalling CNY260.0 million available to finance its future operations. Subsequent to the end of the reporting period, the Group has secured additional loan facilities as at April 29, 2014 totaling CNY650.0 million. Moreover, the Group obtained confirmation letters from the banks for the provision of loan facilities totalling CNY1,950.0 million pursuant to certain conditions.

In the opinion of the Directors, the Group’s forecasts and projections, after taking account of reasonably possible changes in trading performance, operating as well as capital expenditure, and the available bank facilities, support the Group’s ability to continue to operate within the level of its current capacity and that the Group is expected to have sufficient liquidity to finance its operations for the next twelve months. Therefore, the financial statements have been prepared on a going concern basis. The going concern basis assumes that the Group will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities and commitments in the normal course of business.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.2

CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following new and revised IFRSs for the first time for the current year's financial statements.

IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments: Disclosures – Transfers of Financial Assets
IFRS 10	Consolidated Financial Statements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 11	Joint Arrangements
IFRS 10, IFRS 11and IFRS 12 Amendments	Amendments to IFRS 10, IFRS 11 and IFRS 12 – Transition Guidance
IFRS 13	Fair Value Measurement
IAS 1 Amendments	Amendments to IAS 1 Presentation of Financial Statements– Presentation of Items of Other Comprehensive Income
IAS 19 (2011)	Employee Benefits
IAS 27 (2011)	Separate Financial Statements
IAS 28 (2011)	Investments in Associates and Joint Ventures
Annual Improvements 2009-2011 Cycle	Amendments to a number of IFRSs issued in June 2012

Other than as further explained below regarding the impact of IFRS 10, IFRS 12, IFRS 13 and IAS 1 Amendments, the adoption of the new and revised IFRSs has had no significant financial effect on these financial statements.

The principal effects of adopting these new and revised IFRSs are as follows:

(a)

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements and addresses the issues in SIC Interpretation 12 Consolidation – Special Purpose Entities. It establishes a single control model used for determining which entities are consolidated. To meet the definition of control in IFRS 10, an investor must have (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. The changes introduced by IFRS 10 require management of the Group to exercise significant judgement to determine which entities are controlled.

As a result of the application of IFRS 10, the Group has changed the accounting policy with respect to determining which investees are controlled by the Group.

The application of IFRS 10 does not change any of the consolidation conclusions of the Group in respect of its involvement with investees as at January 1, 2013. The adoption of IFRS 10 did not have any impact on the earnings per share attributable to owners of the parent and other comprehensive income for the year ended December 31, 2012.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.2

CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (CONTINUED)

(b)

IFRS 12 sets out the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities previously included in IAS 27 Consolidated and Separate Financial Statements, IAS 31 Interests in Joint Ventures and IAS 28 Investments in Associates. It also introduces a number of new disclosure requirements for these entities. Details of the disclosures for subsidiaries are included in note 1.2 to the financial statements.

(c)

IFRS 13 provides a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The standard does not change the circumstances in which the Group is required to use fair value, but rather provides guidance on how fair value should be applied where its use is already required or permitted under other IFRSs. IFRS 13 is applied prospectively and the adoption has had no material impact on the Group’s fair value measurements. As a result of the guidance in IFRS 13, the policies for measuring fair value have been amended. The amendments have had no impact on the financial position or performance of the Group.

(d)

The IAS 1 Amendments change the grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) are presented separately from items which will never be reclassified (for example, the revaluation of land and buildings). The amendments have affected the presentation only and have had no impact on the financial position or performance of the Group. The consolidated statement of comprehensive income has been restated to reflect the changes. In addition, the Group has chosen to use the new title “statement of profit or loss” as introduced by the amendments in these financial statements.

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in the current year’s financial statements:

IFRS 9	Financial Instruments(4)
IFRS 9, IFRS 7 and IAS 39 Amendments	Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39(4)
IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments	Amendments to IFRS 10, IFRS 12 and IAS 27 (Revised) – Investment Entities(1)
IFRS 14	Regulatory Deferral Accounts(3)
IAS 19 Amendments	Amendments to IAS 19 Employee Benefits – Defined Benefit Plans: Employee Contributions(2)
IAS 32 Amendments	Amendments to IAS 32 Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities(1)
IAS 36 Amendments	Amendments to IAS 36 Impairment of Assets – Recoverable Amount Disclosures for Non-Financial Assets(1)
IAS 39 Amendments	Amendments to IAS 39 Financial Instruments: Recognition and Measurement Novation of Derivatives and Continuation of Hedge Accounting(1)
IFRIC 21	Levies(1)
Annual Improvements 2010-2012 Cycle	Amendments to a number of IFRSs issued in December 2013(2)
Annual Improvements 2011-2013 Cycle	Amendments to a number of IFRSs issued in December 2013(2)

———————

1	Effective for annual periods beginning on or after January 1, 2014
2	Effective for annual periods beginning on or after July 1, 2014
3	Effective for annual periods beginning on or after January 1, 2016
4	No mandatory effective date yet determined but is available for adoption

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Further information about those changes that are expected to significantly affect the Group is as follows:

IFRS 9 issued in November 2009 is the first part of phase 1 of a comprehensive project to entirely replace IAS 39 Financial Instruments: Recognition and Measurement. This phase focuses on the classification and measurement of financial assets. Instead of classifying financial assets into four categories, an entity shall classify financial assets as subsequently measured at either amortised cost or fair value, on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. This aims to improve and simplify the approach for the classification and measurement of financial assets compared with the requirements of IAS 39.

In October 2010, the IASB issued additions to IFRS 9 to address financial liabilities (the “Additions”) and incorporated in IFRS 9 the current derecognition principles of financial instruments of IAS 39. Most of the Additions were carried forward unchanged from IAS 39, while changes were made to the measurement of financial liabilities designated as at fair value through profit or loss using the fair value option (“FVO”). For these FVO liabilities, the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in OCI. The remainder of the change in fair value is presented in the statement of profit or loss, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in the statement of profit or loss. However, loan commitments and financial guarantee contracts which have been designated under the FVO are scoped out of the Additions.

In November 2013, the IASB added to IFRS 9 the requirements related to hedge accounting and made some related changes to IAS 39 and IFRS 7 which include the corresponding disclosures about risk management activity for applying hedge accounting. The amendments to IFRS 9 relax the requirements for assessing hedge effectiveness which result in more risk management strategies being eligible for hedge accounting. The amendments also allow greater flexibility on the hedged items and relax the rules on using purchased options and non-derivative financial instruments as hedging instruments. In addition, the amendments to IFRS 9 allow an entity to apply only the improved accounting for own credit risk-related fair value gains and losses arising on FVO liabilities as introduced in 2010 without applying the other IFRS 9 requirements at the same time.

IAS 39 is aimed to be replaced by IFRS 9 in its entirety.  Before this entire replacement, the guidance in IAS 39 on impairment of financial assets continues to apply.  The previous mandatory effective date of IFRS 9 was removed by the IASB in November 2013 and a mandatory effective date will be determined after the entire replacement of IAS 39 is completed.  However, the standard is available for application now.  The Group will quantify the effect in conjunction with other phases, when the final standard including all phases is issued.

Amendments to IFRS 10 included a definition of an investment entity and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity.  Investment entities are required to account for subsidiaries at fair value through profit or loss in accordance with IFRS 9 rather than consolidate them.  Consequential amendments were made to IFRS 12 and IAS 27 (Revised).  The amendments to IFRS 12 also set out the disclosure requirements for investment entities.  The Group expects that these amendments will not have any impact on the Group as the Company is not an investment entity as defined in IFRS 10.

The IAS 32 Amendments clarify the meaning of "currently has a legally enforceable right to set off" for offsetting financial assets and financial liabilities.  The amendments also clarify the application of the offsetting criteria in IAS 32 to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous.  The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on January 1, 2014.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

The IAS 36 Amendments remove the unintended disclosure requirement made by IFRS 13 on the recoverable amount of a cash-generating unit which is not impaired.  In addition, the amendments require the disclosure of the recoverable amounts for the assets or cash-generating units for which an impairment loss has been recognised or reversed during the reporting period, and expand the disclosure requirements regarding the fair value measurement for these assets or units if their recoverable amounts are based on fair value less costs of disposal.  The amendments are effective retrospectively for annual periods beginning on or after January 1, 2014 with earlier application permitted, provided IFRS 13 is also applied.

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Subsidiaries

A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company.  Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)

the contractual arrangement with the other vote holders of the investee;

(b)

rights arising from other contractual arrangements; and

(c)

the Group’s voting rights and potential voting rights.

The results of subsidiaries are included in the Company's statement of profit or loss to the extent of dividends received and receivable.  The Company's investments in subsidiaries that are not classified as held for sale in accordance with IFRS 5 are stated at cost less any impairment losses.

(b)

Business combinations

The acquisition of subsidiaries and businesses under common control, where applicable, has been accounted for using merger accounting. The financial statements of the combining entities or businesses under common control are prepared for the same reporting period as the Company, using consistent accounting policies.

The merger method of accounting involves incorporating the financial statement items of the combining entities or businesses in which the common control combinations occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling shareholder. The net assets of the combining entities or businesses are combined using the existing book values from the controlling shareholder’s perspective. No amount is recognised in respect of goodwill or the excess of the acquirers’ interest in the net fair value of acquirees’ identifiable assets, liabilities and contingent liabilities over the cost of investment at the time of common control combination.

The consolidated statement of profit or loss includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control or since their respective dates of incorporation/establishment, where this is a shorter period, regardless of the date of the common control combination. All intra-group balances, transactions, unrealised gains and losses resulting from intra-group transactions and dividends are eliminated on consolidation.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)

Business combinations (continued)

Business combinations, other than business combinations under common control, are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owner of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through the statement of profit or loss.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 is measured at fair value with changes in fair value either recognised in profit or loss or as a change to other comprehensive income. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the subsidiary acquired, the difference is, after reassessment, recognised in the statement of profit or loss as a gain on bargain purchase.

(c)

Related parties

A party is considered to be related to the Group if:

(1)

the party is a person or a close member of that person’s family and that person

(i)

has control or joint control over the Group;

(ii)

has significant influence over the Group; or

(iii)

is a member of the key management personnel of the Group or of a parent of the Group;

or

(2)

the party is an entity where any of the following conditions applies:

(i)

the entity and the Group are members of the same group;

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)

Related parties (continued)

(ii)

one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)

the entity and the Group are joint ventures of the same third party;

(iv)

one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)

the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)

the entity is controlled or jointly controlled by a person identified in (1); and

(vii)

a person identified in (1)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(d)

Property, plant and equipment

Property, plant and equipment comprise buildings, mining structures, mining rights, machinery and equipment, motor vehicles, exploration rights and construction in progress.

Exploration rights are capitalised and amortised over the term of the licence granted to the Group by the authorities.

When proved and probable coal reserves have been determined, costs incurred to develop coal mines are capitalised as part of the cost of the mining structures.

Buildings, mining structures, machinery and equipment, and motor vehicles are stated at cost less accumulated depreciation and any impairment losses. Expenditures for routine repairs and maintenance are expensed as incurred.

Mining rights are stated at cost less accumulated amortisation and any impairment losses. The costs of mining rights are initially capitalised when purchased. If proved and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs are capitalised and are amortised upon production based on actual units of production over the estimated proved and probable reserves of the mines. For mining rights in which proved and probable reserves have not yet been established, the Group assesses the carrying value for impairment at the end of each reporting period. The Group’s rights to extract minerals are contractually limited by time. However, the Group believes that it will be able to extend its licences.

Mining related buildings, mining structures and mining related machinery and equipment are stated at cost less accumulated depreciation and any impairment losses. Those mining related assets for which proved and probable reserves have been established are depreciated upon production based on actual units of production over the estimated proved and probable reserves of the mines.

Reserve estimates are reviewed when information becomes available that indicates a reserve change is needed, or at a minimum once a year. Any material effect from changes in estimates is considered in the period the change occurs.

Depreciation for the following items is calculated on the straight-line basis over each asset’s estimated useful life down to the estimated residual value of each asset.

Estimated useful lives are as follows:

Non-mining related buildings	15 - 35 years
Non-mining related machinery and equipment	5 - 15 years
Motor vehicles	5 - 8 years

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)

Property, plant and equipment (continued)

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is recognised in the statement of profit or loss.

Construction in progress is carried at cost and is to be depreciated when placed into service over the estimated useful lives or units of production of those assets. Construction costs are capitalised as incurred. Interest is capitalised as incurred during the construction period.

(e)

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

(f)

Exploration and evaluation costs

Exploration and evaluation assets include topographical and geological surveys, exploratory drilling, sampling and trenching and activities in relation to commercial and technical feasibility studies, and expenditure incurred to secure further mineralisation in existing coal bodies and to expand the capacity of a mine. Expenditure incurred prior to acquiring legal rights to explore an area is expensed as incurred.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)

Exploration and evaluation costs (continued)

Once the exploration right to explore has been acquired, exploration and evaluation expenditure is charged to the statement of profit or loss as incurred, unless a future economic benefit is more likely than not to be realised. Exploration and evaluation assets acquired in a business combination are initially recognised at fair value. They are subsequently stated at cost less accumulated impairment.

When it can be reasonably ascertained that a mining property is capable of commercial production, exploration and evaluation costs are transferred to tangible or intangible assets according to the nature of the exploration and evaluation assets. If any project is abandoned during the evaluation stage, the total expenditure thereon will be written off.

(g)

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, financial assets, etc.), the asset’s recoverable amount is estimated.

An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. The calculation of fair value less costs of disposal is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset or other appropriate valuation techniques. The value in use calculation is based on a discounted cash flow model, using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statement of profit or loss in the period in which it arises in those categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years.

(h)

Financial assets

As of December 31, 2012 and 2013, the Group’s financial assets within the scope of IAS 39 are all classified as loans and receivables. All financial assets are recognised initially at fair value plus transaction costs that are attributable to the acquisition of the financial assets.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)

Financial assets (continued)

Subsequent measurement of loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the reporting date, which are classified as non-current assets. Loans and receivables are included in “trade and bills receivables”, “prepayments, deposits and other receivables”, “term deposits with an original maturity over three months”, “restricted time deposits”, “cash and cash equivalents”, “rehabilitation fund” and “due from related companies” in the consolidated statements of financial position. These assets are subsequently carried at amortised cost using the effective interest rate method (“EIR”) less any provision for impairment. Gains and losses are recognised in interest income or finance costs in the consolidated statement of profit or loss when the loans and receivables are derecognised as well as through the amortisation process.

Fair value of loans and receivables

As of December 31, 2012 and 2013, the carrying amounts of rehabilitation fund are not materially different from their fair values. The carrying values of other financial assets approximated to their fair values due to the short-term maturities of these instruments.

Impairment of loans and receivables

The Group assesses at the end of each reporting date whether there is objective evidence that the loans and receivables are impaired. The Group first assesses whether impairment exists individually for loans and receivables that are individually significant, or collectively for loans and receivables that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed loans and receivables, whether significant or not, it includes the asset in a group of loans and receivables with similar credit risk characteristics and collectively assesses them for impairment. Loans and receivables that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognised in the statement of profit or loss. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Group.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the consolidated statement of profit or loss, to the extent that the carrying value of the asset does not exceed amortised cost at the reversal date.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)

Financial assets (continued)

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice.

Derecognition of loans and receivables

For financial assets classified as loans and receivables, the financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when:

i)

the rights to receive cash flows from the asset have expired;

ii)

the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; or

iii)

the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

(i)

Financial liabilities at amortised cost

Financial liabilities including trade and bills payables, amounts due to related companies, other payables and certain accrued liabilities, interest-bearing loans, mining rights payable and interest payable are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest rate. The related interest expense is recognised within “finance costs” in the consolidated statement of profit or loss.

Gains and losses are recognised in the consolidated statement of profit or loss when the liabilities are derecognised as well as through the amortisation process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the statement of profit or loss.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)

Financial liabilities at amortised cost (continued)

Fair value

As of December 31, 2012 and 2013, the carrying values of these financial liabilities other than long-term interest-bearing loans and mining rights payable approximated to their fair values due to the short-term maturities of these instruments. The carrying values of long-term interest bearing-loans and mining rights payable approximated to their fair values as the interest rates on almost all the balances are reset each year based on prevailing interest rates stipulated by the People’s Bank of China.

The Group had no financial liabilities measured at fair value on a recurring or a non-recurring basis as of December 31, 2012 and 2013.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the consolidated statement of profit or loss.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position, if and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

(j)

Financial guarantee contracts

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts are recognised initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognised less cumulative amortisation.

(k)

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined by the weighted-average method. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal. Major types of inventories include:

•

Spare parts and consumables

•

Coal

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)

Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

For the purpose of the statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

(m)

Employee benefits

Pension obligations

The Group contributes on a monthly basis to various defined contribution retirement benefit plans administered by the People's Republic of China (“PRC”) government. The relevant government agencies undertake to assume the retirement benefit obligation payable to all existing and future retired employees under these plans and the Group has no further obligation for post-retirement benefits beyond the contributions made. Further information is set out in note 9.

Housing funds

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

(n)

Asset retirement obligations

The Group’s legal or constructive obligations associated with the retirement of non-financial assets are recognised at fair value at the time the obligations are incurred and if it is probable that an outflow of resources will be required to settle the obligation, and a reasonable estimate of fair value can be made. Upon initial recognition of a liability, a corresponding amount is capitalised as part of the carrying amount of the related property, plant and equipment. Asset retirement obligations are regularly reviewed by management and are revised for changes in future estimated costs and regulatory requirements. Changes in the estimated timing of retirement or future estimated costs are dealt prospectively by recording an adjustment against the carrying value of the provision and a corresponding adjustment to property and equipment. Depreciation of the capitalised asset retirement cost is generally determined on a units-of-production basis. Accretion of the asset retirement obligation is recognised over time and generally will escalate over the life of the producing asset, typically as production declines. Accretion is included in the finance costs in the consolidated statement of profit or loss. Any difference between the recorded obligation and the actual costs of reclamation is recorded in the statement of profit or loss in the period the obligation is settled.

(o)

Borrowing costs

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)

Revenue recognition

The Group sells its products pursuant to sales contracts entered into with its customers. Revenue for all products is recognised when the significant risks and rewards of ownership have passed to the customer and when collectability is reasonably assured. The passing of the significant risks and rewards of ownership to the customer is based on the terms of the sales contract, generally upon delivery and acceptance of the product by the customer.

In accordance with the relevant tax laws in the PRC, value-added tax (“VAT”) is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable in the consolidated statement of financial position. VAT on sales amounted to CNY18.4 million, CNY29.8 million and CNY38.1 million for the years ended December 31, 2011, 2012 and 2013, respectively. The Group recognises revenues net of VAT.

The price adjustment fund (“PAF”) was imposed by the Guizhou Provincial Government of the PRC at predetermined rates and on the quantity of coal sold by entities operating in Guizhou Province. The PAF paid can be claimed as a deductible expense for corporate income tax purposes and the amount claimed is based on the actual amount paid. The Group recognises PAF in “cost of sales” in the consolidated statement of profit or loss.

(q)

Income taxes

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated statement of profit or loss or consolidated statement of comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or loss.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•

when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)

Income taxes (continued)

•

when the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(r)

Share-based payment transactions

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled in employee benefit expense. The cumulative expense recognised for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of profit or loss for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest for the Group.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)

Foreign currency translation

The functional currency of substantially all the operations of the Group is the CNY, the national currency of the PRC. Transactions denominated in currencies other than the CNY recorded by the entities of the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies have been translated into CNY at the functional currency rates of exchange prevailing at the end of the reporting period. The resulting exchange gains or losses are credited or charged to the statement of profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions.

The financial statements of certain overseas subsidiary operations with a functional currency other than the CNY have been translated into CNY. The assets and liabilities of these entities have been translated using the exchange rates prevailing at the reporting date and the statements of profit or loss have been translated using the weighted average exchange rate for the year. Resulting translation adjustments are reported as a separate component of other comprehensive income.

On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of profit or loss.

(t)

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the statement of profit or loss.

(u)

Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the lower of its fair value of the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the statement of profit or loss so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals payable under operating leases net of any incentives received from the lessor are charged to the statement of profit or loss on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.5

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities at the reporting date and the reported amounts of revenues and expenses during the year. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognised in the financial statements.

(i)

Commercial production start date

The Group assesses the stage of each coal mine under construction to determine when a coal mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each coal mine construction project. The Group considers various relevant criteria to assess when the coal mine is substantially complete, ready for its intended use and is reclassified from “Construction in progress” to respective categories including “Mining structures”, “Building”, “Machinery and equipment”. The criteria will include, but are not limited, to the following:

•

The level of capital expenditure compared to the construction cost estimates

•

Completion of a reasonable period of testing of the mine and equipment

•

Ability to produce coal in saleable form (within specifications)

•

Ability to sustain ongoing production of coal

When a mine construction project moves into the production stage, the capitalisation of certain coal mine construction costs ceases, and further extraction costs incurred are either regarded as inventories or expensed, except for costs that qualify for capitalisation relating to mining asset additions or improvements, underground mine development or mineable reserve development. The commercial production start date is also the date when depreciation and/or amortisation of the mining structure assets commences.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustments to the carrying amounts of assets and liabilities within the next financial year, are discussed below. The Company has based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

(i)

Impairment of property, plant and equipment

Long-lived assets to be held and used, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. In estimating the recoverable amounts of assets, various assumptions, including future cash flows to be associated with the non-current assets and discount rates, are made. If future events do not correspond to such assumptions, the recoverable amounts will need to be revised, and this may have an impact on the Group’s results of operations or financial position.

Other than those disclosed in note 16, there were no impairments recognised for the years ended December 31, 2012 and 2013.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.5

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONTINUED)

(ii)

Units-of-production depreciation for mining related assets

The Group determines the depreciation and/or amortisation of mining related assets by the actual units of production over the estimated reserves of the mines. The reserve estimates are discussed in note 2.5 (iv).

(iii)

Useful lives of non-mining related property, plant and equipment

The Group’s management determines the estimated useful lives and related depreciation charges for its non-mining related property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of non-mining related property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovation and competitor action in response to severe industry cycles. Management will increase the depreciation charges where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

(iv)

Reserve estimates

Proved and probable coal reserve estimates are estimates of the amount of coal that can be economically and legally extracted from the Group’s mining properties. In determining the estimates, recent production and technical information of each mine will be considered.

Fluctuations in factors including the price of coal, production costs and transportation costs of coal, a variation on recovery rates or unforeseen geological or geotechnical perils may render it necessary to revise the estimates of coal reserves.

Because the economic assumptions used to estimate reserves changes from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Group’s financial results and financial position in a number of ways, including the following:

•

Asset carrying values may be affected due to change in estimated future cash flows.

•

Depreciation, depletion and amortisation charged to the statement of profit or loss may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•

Asset retirement obligations may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

•

The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

(v)

Trade and other receivables

The Group’s management determines the provision for impairment of trade and other receivables. This estimate is based on the credit history of its customers and current market conditions. Management reassesses the provision at the end of each reporting period.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.5

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONTINUED)

(vi)

Income taxes

There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, the differences will be reflected in the income tax and deferred tax provisions in the period in which the determination is made. In addition, the realisation of future income tax assets is dependent on the Group’s ability to generate sufficient taxable income in future years to utilise income tax benefits and income tax loss carryforwards. Deviations of future profitability from estimates or in the income tax rate would result in adjustments to the value of future income tax assets and liabilities that could have a significant effect on earnings.

(vii)

Provision for asset retirement obligations

The provision for asset retirement obligations is determined by management based on the past experience and best estimation of future expenditures, taking into account existing relevant PRC regulations. However, insofar as the effect on the land and the environment from current mining activities becomes apparent in future years, the estimate of the associated costs may be subject to revision from time to time.

3.

OPERATING SEGMENT INFORMATION

For management purposes, the Group operates in one business unit based on its products, and has only one reportable segment which is the exploration and mining of coal. The Group conducts its principal operation in Mainland China. Management monitors the operating results of its business unit for the purpose of making decisions about resources allocation and performance assessment.

Geographic information

The Group’s revenue from external customers is derived solely from its operation in Mainland China, and no non-current assets of the Group are located outside Mainland China.

Information about major customers

During the year ended December 31, 2011, sales derived from three customers accounted for 29.2%, 19.0% and 14.8% of the consolidated revenue, respectively.During the year ended December 31, 2012, sales derived from two customers accounted for 24.1% and 15.3% of the consolidated revenue, respectively.During the year ended December 31, 2013, sales derived from three customers accounted for 27.7%, 19.0% and 14.5% of the consolidated revenue, respectively.

4.

REVENUE

Revenue represents the following:

	Year ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000

Sale of coal	105,211	141,939	178,501

All of the Group’s revenue is derived solely from its operations in Mainland China.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

5.

COST OF SALES

Cost of sales represents the following:

	Year ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000

Sale of coal (note 8)	74,289	95,889	108,242

6.

FINANCE COSTS

	Year ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000

Interest on interest-bearing bank and other borrowings	48,980	83,490	132,215
Interest on payables for mining rights	11,908	5,892	6,263
Total interest expense	60,888	89,382	138,478
Less: capitalised interest (note 16)	(30,065)	(45,609)	(33,684)
Bank charges	475	123	1,832
Entrusted loan commission fee	—	—	7,903
Accretion expenses (note 26)	543	637	724
	31,841	44,533	115,253

7.

NON-OPERATING INCOME/(EXPENSES), NET

	Year ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000

Reversal of other payable	—	—	1,271
Loss on disposal of items of property, plant and equipment (note 8)	(250)	(194)	—
Donation	(297)	(1,445)	(853)
Others	(341)	(540)	(286)
	(888)	(2,179)	132

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

8.

LOSS BEFORE INCOME TAX

The Group’s loss before income tax is arrived at after charging/(crediting):

	Year ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000
Crediting:
Interest income on bank deposits	564	1,048	1,102

Charging:
Cost of inventories sold (a)	65,808	66,963	72,938
Price adjustment fund	4,995	12,116	5,536
Sales tax and surcharge	1,812	3,897	5,415
Utilisation of safety fund and production maintenance fund	1,674	12,913	24,353
Cost of sales (note 5)	74,289	95,889	108,242

Employee benefit expenses (note 9)	40,631	63,941	72,751

Depreciation, depletion and amortisation:
- Property, plant and equipment	13,037	17,812	25,141

Auditors’ remuneration:
- Audit fee	24	24	1,265
- Audit-related fee	—	2,425	7,025

Operating lease rental:
- Office properties	932	622	200

Loss on disposal of items of property, plant and equipment (note 7)	250	194	—

Impairment of property, plant and equipment (note 16)	—	—	184,417

Write-down of inventories to net realizable value	—	—	1,069

Repairs and maintenance	2,219	1,209	1,245

Losses arising from temporary suspension of production (b)	—	3,278	9,565

———————

(a)

Included in the cost of inventories sold are CNY25.1 million, CNY51.6 million and CNY55.0 million for the years ended December 31, 2011, 2012 and 2013, respectively, relating to employee benefit expenses, and depreciation, depletion and amortisation, and these amounts are also included in the respective amounts disclosed separately above for each type of expense.

(b)

The amount represented the overhead costs incurred during the period of temporary suspension of production implemented by the local governments for inspections as well as the suspension of production in Gouchang Coal Mine according to Guizhou Province’s coal mine consolidation policy issued in March 2013.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

9.

EMPLOYEE BENEFITS

	Year ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000

Wages, salaries and allowances	43,601	78,579	75,461
Contribution to pension plans (a)	2,246	654	2,289
Housing funds (a)	879	143	755
Welfare and other expenses	8,711	9,342	12,591

Sub-total	55,437	88,718	91,096

———————

(a)

As stipulated by the PRC state regulations, the employees of the Group’s subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government and government-sponsored housing funds. These subsidiaries are required to contribute certain percentages of their payroll costs for those qualified urban employees to the central pension scheme as well as the housing funds.

Employee benefits charged to profit or loss are analysed as follows:

	Year ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000

Total employee benefits accrued for the year	55,437	88,718	91,096
Less:
Amount included in inventories	(1,012)	(1,978)	(1,054)
Amount included in property, plant and equipment	(13,794)	(22,799)	(17,291)

Amount charged to profit or loss (note 8)	40,631	63,941	72,751

10.

DIRECTORS’ AND CHIEF EXECUTIVE OFFICER’S REMUNERATION

Directors’ and chief executive officer’s remuneration for the years ended December 31, 2011, 2012 and 2013, is as follows:

	Year ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000

Fees	—	—	6

Other emoluments:
Wages, salaries and allowances	—	—	591
Pension scheme contrubutions	—	—	51
	—	—	642

	—	—	648

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

10.

DIRECTORS’ AND CHIEF EXECUTIVE OFFICER’S REMUNERATION (CONTINUED)

(a)

Independent non-executive directors

The fees paid to independent non-executive directors during the years ended December 31, 2011, 2012 and 2013 were as follows:

	Year ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000

Mr. Lo Kin Cheung (i)	—	—	2
Mr. Huang Zuye (i)	—	—	2
Mr. Gu Jianshe (i)	—	—	2
	—	—	6

———————

(i)

Mr. Lo Kin Cheung, Mr. Huang Zuye and Mr. Gu Jianshe were appointed as the Company’s non-executive director, with effect from December 23, 2013.

There were no other emoluments payable to the independent non-executive directors during the years ended December 31, 2011, 2012 and 2013.

(b)

Executive directors and the chief executive officer

	Fees	Wages, salaries and allowances	Pension scheme contributions	Total remuneration
	CNY’000	CNY’000	CNY’000	CNY’000
2013

Executive directors:
Mr. Li Feilie (i)	—	—	—	—
Mr. Tam Cheuk Ho (ii)	—	—	—	—
Mr. Wong Wah On Edward (ii)	—	—	—	—
Mr. Han Weibing (iii)	—	300	51	351
Mr. Wan Huojin (iii)	—	291	—	291
	—	591	51	642

———————

(i)

Mr. Li Feilie was appointed as the Company’s executive director and chief executive officer, with effect from January 15, 2010. The total remuneration of Mr. Li Feilie for the year ended December 31, 2013 was HK$1 director fee. There are no fees or remuneration paid to Mr. Li Feilie for the years ended December 31, 2011 and 2012.

(ii)

Mr. Tam Cheuk Ho and Mr. Wong Wah On Edward were appointed as the Company’s executive director, with effect from February 1, 2013. The total remuneration of Mr. Tam Cheuk Ho and Mr. Wong Wah On Edward for the year ended December 31, 2013 was HK$1 director fee, respectively. There are no fees or remuneration paid to Mr. Tam Cheuk Ho and Mr. Wong Wah On Edward for the years ended December 31, 2011 and 2012.

(iii)

Mr. Han Weibing and Mr. Wan Huojin were appointed as the Company’s executive directors, with effect from December 23, 2013. The total remuneration of Mr. Han Weibing and Mr. Wan Huojin as directors for the period ended December 31, 2013 was CNY8,650 and CNY7,175, respectively. There are no fees or remuneration paid to Mr. Han Weibing and Mr. Wan Huojin for the years ended December 31, 2011 and 2012.

There was no arrangement under which a director waived or agreed to waive any remuneration during the years ended December 31, 2011, 2012 and 2013.

The Group did not have any non-executive directors or independent non-executive directors at any time during the years ended December 31, 2011 and 2012.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

11.

FIVE HIGHEST PAID INDIVIDUALS

The five highest paid employees during the year included two directors (2012: Nil; 2011: Nil), details of whose remuneration are set out in note 10 above. Details of the remuneration for the year of the remaining three (2012: five; 2011: five) highest paid employees who are neither a director nor chief executive officer of the Company are as follows:

	Year ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000

Wages, salaries and allowances	770	1,259	746
Contribution to pension plans	—	12	33
Housing funds	—	3	19
Welfare and other expenses	—	—	21
	770	1,274	819

The number of non-director, non-chief-executive-officer highest paid employees whose remuneration fell within the following band is as follows:

	Number of employees
	Year ended December 31,
	2011	2012	2013

Nil to CNY1,000,000	5	5	3

12.

INCOME TAX AND DEFERRED TAX

The Company is a limited liability company incorporated in the BVI and conducts its primary business through its subsidiaries in Mainland China. It also has an intermediate holding company in Hong Kong. Under the current laws of the BVI, the Company incorporated in the BVI is not subject to tax on income or capital gains. Hong Kong Profits Tax rate was 16.5% during the years ended December 31, 2011, 2012 and 2013. The Company’s Hong Kong subsidiary has both Hong Kong-sourced and non-Hong Kong-sourced incomes. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong-sourced income, no provision for Hong Kong Profits Tax was made as such operation sustained tax losses during the years ended December 31, 2011, 2012 and 2013. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends.

Effective from January 1, 2008, the PRC’s statutory corporate income tax (“CIT”) rate is 25%. The Company’s PRC subsidiaries are subject to income tax at 25% on their respective taxable incomes as calculated in accordance with the CIT Law and its relevant regulations (“the actual method”) except for Guizhou Nayong Dayuan Coal Mining Co., Ltd.(“Dayuan Coal”), Nayong Gouchang Coal Mining Co., Ltd.(“Gouchang Coal”), Jinsha Baiping Mining Co., Ltd.(“Baiping Mining”), Liuzhi Xinsong Coal Mining Co., Ltd. (“Xinsong Coal”), Liuzhi Linjiaao Coal Mining Co., Ltd. (“Linjiaao Coal”) and Guizhou Yongfu Mining Co., Ltd. (“Guizhou Yongfu”). Prior to 2012, based on the local practices, the aforementioned subsidiaries were taxed under a deemed profit method based on their actual revenue minus deemed expenses at the 25% statutory rate. Practically, CIT was collected approximately at a range of CNY9.5 to CNY32.0 per tonne of sales, or 7.50% to 10.64% of sales. No deferred tax assets were then provided for these subsidiaries in view of the deemed profit method imposed.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

12.

INCOME TAX AND DEFERRED TAX (CONTINUED)

During the second half of 2012, the Group received written confirmations from the respective local tax bureaus that the aforementioned subsidiaries excluding Guizhou Yongfu are subject to income tax under the actual method effective retrospectively from 2011. Guizhou Yongfu is subject to income tax under the actual method effective retroactively from the date of establishment. The effect of change in the taxing method is the recognition of deferred tax assets for prior year tax losses amounting to CNY15.3 million during 2012.

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company’s PRC subsidiaries from their earnings derived after January 1, 2008 to the Company’s Hong Kong subsidiary are subject to PRC dividend withholding tax of 5% or 10%, depending on the applicability of the Sino-Hong Kong tax treaty.

In accordance with the New CIT Law, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting and properties of an enterprise. As of December 31, 2013, no detailed interpretation or guidance has been issued to define “place of effective management”. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax under the New CIT Law. As of December 31, 2013, the Company has analysed the applicability of this law and has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

The current and deferred components of income tax expense / (benefit) appearing in the consolidated statement of profit or loss are as follows:

	Year ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000

Current - Mainland China	6,183	10,954	8,945
Deferred - Mainland China	3,567	(26,164)	(56,762)

	9,750	(15,210)	(47,817)

A reconciliation of the income taxes computed at the PRC statutory tax rate of 25% to the actual income tax benefit is as follows:

	Year ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000

Loss before income tax	(55,150)	(82,266)	(382,354)

Tax at the statutory tax rate of 25%	(13,788)	(20,567)	(95,589)
Effect of different tax rates for the Company and the Hong Kong subsidiary	7	142	12,734
Effect of the deemed profit method	1,528	—	—
Non-deductible expenses	8,605	3,058	3,364
Deferred tax assets not recognised	1,110	794	440
Tax losses not recognised	12,280	16,241	34,231
Tax losses utilized from previous years	—	—	(2,799)
Recognition of deferred tax assets for prior year tax losses	—	(15,278)	—
Others	8	400	(198)

Income tax expense / (benefit)	9,750	(15,210)	(47,817)

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

12.

INCOME TAX AND DEFERRED TAX (CONTINUED)

The Group’s major deferred tax assets and deferred tax liabilities, classified after netting on a jurisdictional basis, are as follows:

	As of December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000

Deferred tax assets
Accrued liabilities and other payables	—	3,612	3,662
Capitalised pilot run income	—	7,737	17,954
Tax losses	—	16,298	19,859
Others	—	423	589
	—	28,070	42,064

Deferred tax liabilities
Depreciation and fair value adjustment of property, plant and equipment*	(289,416)	(291,322)	(248,554)

Net deferred tax liabilities	(289,416)	(263,252)	(206,490)

Classification in the consolidated statements of financial position:
Deferred tax assets	—	3,752	9,830
Deferred tax liabilities	(289,416)	(267,004)	(216,320)

———————

*

Included in the deferred tax liabilities are CNY280.4 million, CNY278.7 million and CNY232.2 million deferred tax liabilities recognised relating to the fair value adjustment on property, plant and equipment as of December 31, 2011, 2012 and 2013, respectively.

During 2011, 2012 and 2013, deferred tax assets of nil, CNY26.9 million, CNY41.5 million were recognised for Dayuan Coal, Xinsong Coal, Linjiaao Coal and Guizhou Yongfu which were either in the construction phase or had just commenced commercial production. They were previously taxed under a deemed profit method and the method was changed to the actual method during 2012 as approved by the respective local tax bureaus. In assessing the recoverability of the Group’s deferred tax assets, management has performed a detailed assessment on the available taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the deductible temporary differences and unused tax losses can be utilised before they expire. In addition, management has also performed a detailed assessment on these coal mining subsidiaries’ profitability based on their production plans, product mix, forecasted selling prices, and the related production and operational costs, of which strong profits are expected.

Accordingly, management considered it is probable that the Group, in future, will earn sufficient taxable profits to utilise these coal mining subsidiaries’ deductible temporary differences and unused tax losses before they expire and as such, the related deferred tax assets are recognised.

The Group did not recognise any deferred tax liabilities in respect of the 5% or 10% PRC dividend withholding tax on the undistributed earnings of its PRC subsidiaries as there were no undistributed earnings available due to the aggregate losses of the subsidiaries as of December 31, 2012 and 2013.

The total amounts of unused tax losses for which no deferred tax assets were recognised amounted to CNY55.1 million, CNY97.8 million and CNY206.0 million as of December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, unused tax losses of CNY18.6 million, CNY36.5 million, CNY42.7 million and CNY108.2 million, if unused, will expire by the end of 2015, 2016, 2017 and 2018, respectively.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

12.

INCOME TAX AND DEFERRED TAX (CONTINUED)

The gross movements on the deferred tax account are as follows:

	As of December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000

At beginning of the year	(285,849)	(289,416)	(263,252)
Debited/(credited) to consolidated statements of profit or loss	(3,567)	26,164	56,762

At end of the year	(289,416)	(263,252)	(206,490)

13.

LOSS ATTRIBUTABLE TO OWNER OF THE COMPANY

The consolidated loss attributable to the owner of the Company for the years ended December 31, 2011, 2012 and 2013 includes a loss of CNY0.01 million, a loss of CNY0.57 million and a loss of CNY46.4 million, respectively, which has been dealt with in the financial statements of the Company (note 32).

14.

LOSS PER SHARE ATTRIBUTABLE TO OWNER OF THE COMPANY

Basic and diluted loss per share for the years ended December 31, 2011, 2012 and 2013 were calculated as follows:

	Year ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000

Loss for the year attributable to owners of the Company	(64,165)	(75,312)	(334,119)

Weighted average number of common shares (‘000 shares):
Basic	120,059	120,059	120,305
Diluted	120,059	120,059	120,305

Loss per share attributable to owner of the Company (CNY per share):
Basic	(0.53)	(0.63)	(2.78)
Diluted	(0.53)	(0.63)	(2.78)

On 6 December 2013, the Company increased its authorised share capital under which it may issue an aggregate of: (i) a maximum of 50,000 shares of one class with a par value of US$1.00 each; and (ii) a maximum of 1,000,000,000 ordinary shares of one class with a par value of HK$0.01 each (the “Listco Shares”), pursuant to which CHNR completed the subscription for 124,554,580 Listco Shares of the Company with a par value of HK$0.01 each at a total consideration of HK$98.4 million as of 12 December 2013. Subsequently on 12 December 2013, the Company repurchased the one share with a par value of US$1.00 in the Company held by CHNR at par and simultaneously, the Company reduced its authorised but unissued share capital by the cancellation of the entire class of 50,000 ordinary shares with a par value of US$1.00 each. The weighted average number of common shares for 2011 and 2012 has been adjusted retroactively to consider the impact of the bonus element of the issue of shares in 2013.

The Company did not have any potential diluted shares throughout the years ended December 31, 2011, 2012 and 2013. Accordingly, the diluted loss per share amount is the same as the basic loss per share amount.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

15.

DIVIDEND

No dividend has been paid or declared by the Company since its incorporation.

16.

PROPERTY, PLANT AND EQUIPMENT

	Buildings	Mining structures and mining rights	Machinery and equipment	Motor vehicles	Construction in progress	Total
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000
Cost
At January 1, 2012	17,468	1,550,271	37,213	7,789	438,531	2,051,272
Additions	1,795	8,511	27,678	6,322	271,618	315,924
Transfers	11,994	130,642	23,916	—	(166,552)	—
Disposals	(118)	(611)	(697)	—	—	(1,426)
At December 31, 2012	31,139	1,688,813	88,110	14,111	543,597	2,365,770
Additions	1,855	9,356	24,630	5,948	302,091	343,880
Transfers	41,432	139,635	23,881	—	(204,948)	—
At December 31, 2013	74,426	1,837,804	136,621	20,059	640,740	2,709,650

Accumulated depreciation, depletion and amortisation
At January 1, 2012	(769)	(13,307)	(4,719)	(1,866)	—	(20,661)
Depreciation charge	(805)	(11,741)	(4,189)	(1,077)	—	(17,812)
Disposals	16	108	220	—	—	344
At December 31, 2012	(1,558)	(24,940)	(8,688)	(2,943)	—	(38,129)
Depreciation charge	(2,024)	(14,596)	(7,089)	(1,432)	—	(25,141)
At December 31, 2013	(3,582)	(39,536)	(15,777)	(4,375)	—	(63,270)

Impairment
At December 31, 2012	—	—	—	—	—	—
Impairment	—	(184,417)	—	—	—	(184,417)
At December 31, 2013	—	(184,417)	—	—	—	(184,417)

Net carrying amount
At December 31, 2012	29,581	1,663,873	79,422	11,168	543,597	2,327,641
At December 31, 2013	70,844	1,613,851	120,844	15,684	640,740	2,461,963

As at December 31, 2012 and 2013, certain mining rights with carrying amounts of CNY525.5 million and CNY798.7 million were pledged to secure bank loans with carrying amounts of CNY475.0 million and CNY485.9 million, respectively (note 24).

As at December 31, 2013, certain buildings with a carrying amount totalling CNY61.0 million were without title certificates. The Group has obtained the relevant confirmation letters issued by the local authorities confirming that they will not impose any penalties in connection with the construction of these buildings, and that the Group may continue to use these buildings in accordance with the current uses. The directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The directors of the Company are also of the opinion that the aforesaid matter will not have any significant impact on the Group’s financial position as of the end of the year.

Interest expenses of CNY30.1 million, CNY45.6 million and CNY33.7 million arising from borrowings attributable to the construction of property, plant and equipment were capitalised at an annual rate of 6.00% to 9.17% and were included in ‘additions’ to construction in progress and mining rights during the years ended December 31, 2011, 2012 and 2013, respectively.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

16.

PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Operations have been suspended at Gouchang Coal Mine since March 2013 pending the acquisition by the Group of a nearby coal mine and Gouchang Coal Mine achieving certain production capacity targets in accordance with Guizhou Province’s coal mine consolidation policy. The Gouchang Coal Mine was designated as a single Cash Generating Unit (“CGU”). The carrying value of the long-term assets was compared to the recoverable amount of the CGU, which was based predominantly on the fair-value-less-costs-of-disposal (“FVLCD”) approach. FVLCD calculations use pre-tax cash flow projections. Other key assumptions applied in the impairment tests include the production volume, expected coal price, coal product mix, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, the Group adopted a pre-tax rate of 15.05% that reflects specific risks related to CGU as the discount rate. For the years ended December 31, 2012 and 2013, an impairment loss for property, plant and equipment of nil and CNY184.4 million was recognised in profit or loss.

17.

REHABILITATION FUND

The rehabilitation fund represents restricted cash set aside by the Group in banks and cash placed with authorities for the purpose of future environmental rehabilitation as well as the settlement of asset retirement obligations.

18.

INVENTORIES

	As of December 31,
	2012	2013
	CNY’000	CNY’000

Spare parts and consumables	6,393	11,598
Coal	4,873	2,765

	11,266	14,363

The provision for impairment of inventories of the Group amounted to CNY1.1 million and nil for the years ended December 31, 2012 and 2013.

19.

TRADE AND BILLS RECEIVABLES

	As of December 31,
	2012	2013
	CNY’000	CNY’000

Trade receivables	38,166	57,149
Less: provision for impairment	—	—
	38,166	57,149

Bills receivables	10,801	10,910

	48,967	68,059

A credit period of up to three months is granted to customers with an established trading history, otherwise sales on cash terms or payment in advance is required. Trade receivables are non-interest-bearing.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

19.

TRADE AND BILLS RECEIVABLES

An aged analysis of the trade receivables as at the end of the year, based on the invoice date, is as follows:

	As of December 31,
	2012	2013
	CNY’000	CNY’000

Within 3 months	36,996	48,933
3 to 6 months	909	5,206
6 to 12 months	254	2,966
Over 12 months	7	44

	38,166	57,149

The aged analysis of the trade receivables that are not individually nor collectively considered to be impaired is as follows:

	As of December 31,
	2012	2013
	CNY’000	CNY’000

Neither past due nor impaired	36,996	48,933
Within one year past due	1,163	8,172
More than one year past due	7	44

Trade receivables, net	38,166	57,149

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, the Directors are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

Bills receivables are bills of exchange with maturity dates of less than one year.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

20.

PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

The balance consists of prepayments, deposits and other receivables at cost of:

	As of December 31,
	2012	2013
	CNY’000	CNY’000
Current:
Prepaid spare parts and consumables purchases	3,095	2,206
Deposits	10,249	10,453
Staff advances	4,081	2,730
Withheld social security	5,417	2,762
Value-added tax recoverable	6,188	3,449
Prepaid transportation fee	1,184	1,884
Prepaid bank charges	—	3,200
Prepaid electricity fee	367	1,686
Others	2,973	2,214
	33,554	30,584

Non-current:
Prepayments for land use rights	37,001	49,245
Prepayments for construction related work	72,678	38,630
Deposits for equipment purchases	4,622	8,554
Prepayments for mining plans design	1,100	2,211
Others	420	2,018
	115,821	100,658

	149,375	131,242

None of the above assets is either past due or impaired.

21.

CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	As of December 31,
	2012	2013
	CNY’000	CNY’000

Cash and cash balances	168,066	155,747
Time deposits	20,000	16,000
	188,066	171,747

Less: Pledged time deposits:
Pledged and restricted for bank bills (note 22) (a)	(7,082)	(8,864)
Pledged for short-term bank loans (note 24)	—	(16,000)
Term deposits with an original maturity over three months	(20,000)	—
Cash and cash equivalents	160,984	146,883

———————

(a)

Restricted bank deposits mainly include deposits of CNY7.1 million and CNY8.9 million held as security for bank bills as of December 31, 2012 and 2013.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

21.

CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS (CONTINUED)

(b)

Deposits and cash and cash equivalents are denominated in the following currencies:

	As of December 31,
	2012	2013
	CNY’000	CNY’000

CNY	188,047	116,029
Hong Kong dollar	19	55,718

	188,066	171,747

Cash and cash equivalents are principally CNY-denominated deposits placed with banks in the PRC. The CNY is not freely convertible into other currencies, however, under the PRC’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange CNY into other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at respective short-term deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default.

22.

TRADE AND BILLS PAYABLES

	As of December 31,
	2012	2013
	CNY’000	CNY’000

Trade payables*	96,716	134,382
Bills payables	7,082	8,864

	103,798	143,246

———————

*

Included in trade payables were CNY64.4 million and CNY91.7 million due to construction related constructors as of December 31, 2012 and 2013, respectively.

The aged analysis of trade payables is as follows:

	As of December 31,
	2012	2013
	CNY’000	CNY’000

Within one year	87,284	129,069
More than one year	9,432	5,313

	96,716	134,382

Bills payables are bills of exchange with maturity of less than one year. Time deposits of CNY7.1 million and CNY8.9 million were pledged to secure the bank bills as of December 31, 2012 and 2013 (note 21).

The trade payables are non-interest bearing and are normally settled on a term of three to six months other than those due to construction related constructors, which are repayable on terms ranging from three months to about one year.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

23.

OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31,
	2012	2013
	CNY’000	CNY’000

Natural resources fee (a)	693	1,647
Construction deposits from contractors	6,309	7,705
Social security payable (b)	16,268	7,204
Payroll payable	16,711	13,567
Advances from customers	11,325	34,351
Other taxes payable	5,154	12,591
Accrued expenses	—	34,102
Others	3,695	6,148

	60,155	117,315

———————

(a)

The natural resources fee represents fees payable to the PRC Government and is calculated as a percentage of sales.

(b)

Social security consists of employee retirement insurance, medical insurance, maternity insurance, employment injury insurance and unemployment insurance and housing funds for the benefit of the Group’s employees.

24.

INTEREST-BEARING BANK AND OTHER BORROWINGS

	As of December 31,
	2012	2013
	CNY’000	CNY’000
Current
Working capital facilities	—	—
Bank and other borrowings — guaranteed	265,000	876,000
Current portion of long term bank and other borrowings — secured and guaranteed	155,000	100,000
Current portion of long term bank and other borrowings — guaranteed	23,900	42,550
	443,900	1,018,550

Non-current
Bank and other borrowings — guaranteed	149,630	360,000
Bank and other borrowings — secured and guaranteed	420,000	385,904
Bank and other borrowings — unsecured	—	143,600
	569,630	889,504

	1,013,530	1,908,054

Certain of the interest-bearing bank and other borrowings are secured by:

1)

Pledges over the Group’s mining rights with carrying amounts of CNY525.5 million and CNY798.7 million as of December 31, 2012 and 2013, respectively (note 16);

2)

Pledges over the Company’s equity interest in Guizhou Puxin Energy Co., Ltd. (“Guizhou Puxin”), Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, Xinsong Coal and Guizhou Dayun Mining Co., Ltd. (“Guizhou Dayun”); and

3)

Pledges over certain of the Group’s time deposits with a carrying amounts of nil and CNY16.0million as of December 31, 2012 and 2013, respectively (note 21);

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

24.

INTEREST-BEARING BANK AND OTHER BORROWINGS (CONTINUED)

In addition, Mr. Li Feilie has guaranteed certain of the Group’s interest-bearing bank and other borrowings up to CNY486.6 million and CNY658.5 million as of December 31, 2012 and 2013. Also, the Group’s fellow subsidiaries have guaranteed certain of the Group’s interest-bearing bank and other borrowings up to CNY1,013.5 million and CNY1,073.5 million as of December 31, 2012 and 2013.

All borrowings are denominated in CNY.

The ranges of the effective interest rates on the Group’s bank and other borrowings are as follows:

As of December 31,
	2012	2013
	%	%

Fixed-rate bank and other borrowings	7.20~9.00	6.30~8.40
Floating-rate bank and other borrowings	5.94~9.47	6.00~8.52

The maturity profile of the bank and other borrowings as of the end of the reporting period is as follows:

	As of December 31,
	2012	2013
	CNY’000	CNY’000
Bank and other borrowings repayable:
Within one year or on demand	443,900	1,018,550
In the second year	143,000	515,904
In the third to fifth years, inclusive	426,630	373,600

	1,013,530	1,908,054

25.

MINING RIGHTS PAYABLES

Mining rights payables represent the payables to the Guizhou Provincial Department of Land and Resources as a result of acquiring the mining rights for Guizhou Yongfu, Dayuan Coal, Gouchang Coal, Baiping Mining, Xinsong Coal, Linjiaao Coal and Guizhou Dayun. Mining rights payables are classified as current/non-current liabilities according to instalment plans agreed with the Guizhou Provincial Department of Land and Resources.

Maturities of mining rights payables are as follows:

	As of December 31,
	2012	2013
	CNY’000	CNY’000

Within one year or on demand	25,568	38,876
In the second year	22,368	22,368
In the third to fifth years, inclusive	55,442	33,074
Beyond five years	—	—

	103,378	94,318

The mining rights payables bear interest at a rate stipulated by the People’s Bank of China from year to year. The ranges of the interest rates for mining rights payables for the years ended December 31, 2012 and 2013 were 6.15%~6.55% and 6.00%~6.55%.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

26.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations primarily relate to the closure of mines, which includes dismantling mining-related structures and the reclamation of land upon exhaustion of coal reserves.

The following table describes the changes to the Group’s asset retirement obligation liability:

Amount
CNY’000

At January 1, 2012	6,025
Arising during the year	402
Accretion expenses (note 6)	637
At December 31, 2012	7,064
Change of estimation	434
Accretion expenses (note 6)	724
At December 31, 2013	8,222

The inflation rate, discount rate and market risk premium used for estimating the provision for asset retirement obligations for the years ended December 31, 2012 and 2013 are 2.53%, 9.91% and 6.09%, respectively. There were no material changes to those rates used in subsequent periods.

27.

ISSUED CAPITAL

	As of December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000
Authorised:
1,000,000,000 (2012: Nil) ordinary shares of HK$0.01 each	—	—	7,881
50,000 (2012: Nil) ordinary shares of US$1.00 each	—	—	306

Issued and fully paid:
124,554,580 (2012: Nil) ordinary shares of HK$0.01 each	—	—	973
Nil (2012: 1) ordinary shares of US$1.00 each	—	—	—

The Company was incorporated on January 6, 2010 with authorised capital of a maximum of 50,000 shares of a single class each with a par value of US$1.00. On January 15, 2010, one share was issued to Feishang which was subsequently transferred to CHNR on April 30, 2010.

On December 6, 2013, the Company increased its authorised share capital under which it may issue an aggregate of: (i) a maximum of 50,000 shares of one class with a par value of US$1.00 each; and (ii) a maximum of 1,000,000,000 ordinary shares of one class with a par value of HK$0.01 each (the “Listco Shares”), pursuant to which CHNR completed the subscription for 124,554,580 Listco Shares of the Company with a par value of HK$0.01 each at a total consideration of HK$98.4 million (approximately CNY76.8 million) as of December 12, 2013. Subsequently on December 12, 2013, the Company repurchased the one share with a par value of US$1.00 in the Company held by CHNR at par and simultaneously, the Company reduced its authorised but unissued share capital by the cancellation of the entire class of 50,000 ordinary shares with a par value of US$1.00 each.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

28.

SHARE OPTION SCHEME

A share option scheme was approved by shareholders of the Company on 23 December 2013 (the “Date of Adoption”) (the “2013 Share Option Scheme”), under which the board may, at its discretion, offer any Eligible Persons (as hereinafter defined) options to subscribe for shares in the Company subject to the terms and conditions stipulated therein. The 2013 Share Option Scheme has a life of 10 years from the Date of Adoption. The 2013 Share Option Scheme is to provide incentives to participants to contribute to the Company through the grant of option(s) to subscribe for Shares (“Options”) and to enable the Company to recruit high caliber employees and attract or retain human resources that are valuable to the Group. The Eligible Participant includes (a) any employee, director or consultant of the Company or any subsidiary; or (b) any other person who has contributed to the success of the listing of the Company on the Hong Kong Stock Exchange, in each case, as determined by the Board. The eligibility of an Eligible Participant will be determined by the Board with reference to his or her past and expected commitment and contribution to the Company and/or the subsidiaries of the Company.

The share options are exercisable at any time for a period to be determined by the Directors, which shall not be more than 10 years from the offer date. The minimum period for which a share option must be held before it can be exercised would be determined by the Board.

The total number of Shares in respect of which options may be granted under the Share Option Scheme is not permitted to exceed 10% of the Shares in issue on the Date of Adoption (“Scheme Mandate Limit”), unless approved by the Company’s shareholders. The Company may seek approval of its shareholders in general meeting to renew the Scheme Mandate Limit provided that the total number of Shares in respect of which options may be granted under the Share Option Scheme and any other share option schemes of the Company must not exceed 10% of the Shares in issue as at the date of the approval to renew the Scheme Mandate Limit. The number of Shares in respect of which options may be granted to any Eligible Person in any 12-month period is not permitted to exceed 1% of the Shares in issue at any point in time, unless approved by the Company’s shareholders. In addition, the number of Shares in respect of which options may be granted to any Eligible Person (who is a substantial shareholder or an independent non-executive Director of the Company, or any of their respective associates (within the meaning as ascribed under the Listing Rules)) in any 12-month period is not permitted to exceed 0.1% of the total number of Shares in issue and HK$5,000,000 in an aggregate value, based on the closing price of the Shares at the date of each grant, unless approved by the Company’s shareholders.

The subscription price for the Shares under the Share Option Scheme shall be a price determined by the Board at its sole discretion and notified to the Eligible Persons (subject to any adjustments made pursuant to the terms and conditions of the Share Option Scheme) and shall be the higher of (i) the closing price of the Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the offer date, (ii) the average closing prices of the Shares as stated in the Hong Kong Stock Exchange’s daily quotation sheets for the five trading days immediately preceding the offer date; and (iii) the nominal value of a Share.

Consideration of HK$1 is payable by each Eligible Person for the grant of option.

As at December 31, 2013, no options were granted since the Date of Adoption. A total of 12,455,458 Shares, (representing approximately 10% of the existing issued share capital of the Company) as at the date of this report, may be issued upon exercise of all options which may be granted under the Share Option Scheme.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

29.

RESERVES

The amounts of the Group’s reserves and movements therein for each of the years ended December 31, 2011, 2012 and 2013 are presented in the consolidated statement of changes in equity.

(a)

Share premium

124,554,580 shares were issued during the year ended December 31, 2013, resulting in an increase of share capital of CNY972,734 (HK$1,245,546) and share premium of CNY75,859,095 (HK$97,134,454), as further detailed in note 27 to the financial statements.

(b)

Safety fund and production maintenance fund

The safety fund and production maintenance fund represent the safety production fund and the production maintenance fund, which are accrued based on production volume in accordance with the circular of the Ministry of Finance on enterprise safety production.

(c)

Special reserve

The special reserve represents equity-settled share option expense related to the coal business as well as prepaid listing expenses undertaken and paid by CHNR on behalf of the Group (note 31(c)).

(d)

Merger reserve

The merger reserve of the Group represents the capital contributions from the owner of the Company. The additions during the year ended December 31, 2011 represent the injection of additional paid-in capital by the equity holders of the subsidiaries to the respective companies. The deductions during the year ended December 31, 2011 represent the acquisition of paid-in capital of the subsidiaries by the Company from the owner of the Company which is accounted for as a distribution to the owner of the Company in the consolidated statements of changes in equity.

30.

COMMITMENTS

(a)

Capital commitments

The Group had the following capital commitments as of December 31, 2012 and 2013:

	As of December 31,
	2012	2013
	CNY’000	CNY’000

Construction and purchase of items of property, plant and equipment
- Contracted, but not provided for	94,625	63,173
- Authorised, but not contracted for	520,126	263,679

	614,751	326,852

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

30.

COMMITMENTS (CONTINUED)

(b)

Operating lease commitments

The Group has commitments to make the following future minimum lease payments under non-cancellable operating leases:

	As of December 31,
	2012	2013
	CNY’000	CNY’000

Within the first year	73	766
After one year but not more than five years	24	679

	97	1,445

In October 2012, Guizhou Yongfu entered into an operating lease agreement with a third party contractor for a coal shearer to be used in coal extraction at its current mining face. The rental of the shearer is determined by the production volume during the rental period and the unit rent rate of CNY68.0/ton. The shearer was not utilised during the year until the commencement of the pilot run of Guizhou Yongfu in July 2013.

The Company had no capital commitments as at December 31, 2013.

31.

RELATED PARTY TRANSACTIONS

In addition to the transactions detailed elsewhere in these financial statements, the Group had the following transactions with related parties during the years ended December 31, 2011, 2012 and 2013:

(a)

Commercial Transactions with Related companies

Commercial transactions with related companies are summarized as follows:

	Year ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000
Payment of the Company’s share of office rental, rates and others to Anka Consultants Limited (“Anka”) *	—	—	217

———————

*

On September 1, 2013, the Company and CHNR entered into office sharing agreements with Anka, a private Hong Kong company that is owned by certain directors of the Company, respectively. Pursuant to the agreements, the office premises of 238 square meters are shared by the Company, CHNR and Anka on equal basis. The agreements also provide that the Company, CHNR and Anka shall share certain costs and expenses in connection with their use of the office, in addition to the accounting and secretarial services and day-to-day office administration services provided by Anka.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

31.

RELATED PARTY TRANSACTIONS (CONTINUED)

(b)

Compensation of key management personnel of the Group

	Year ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000

Wages, salaries and allowances	824	2,523	2,759
Contribution to pension plans	23	37	131
Housing funds	—	16	100
Welfare and other expenses	—	—	82
	847	2,576	3,072

Further details of the directors’ and chief executive officer’s emoluments are included in note 10 to the financial statements.

(c)

Listing expenses

Pursuant to undertakings, CHNR, the parent of the Company, agreed to bear the listing expenses amounting to nil, CNY9.1 million and CNY4.6 million for the years ended December 31, 2011, 2012 and 2013 (note 29) in relation to the listing by introduction of the shares of the Company on the Hong Kong Stock Exchange.

(d)

Outstanding balances with related companies

The Group’s payables with related companies, which are all unsecured and non-interest-bearing are summarised as follows:

	As of December 31,
	2012	2013
	CNY’000	CNY’000
Current

Payables to related companies:
Wuhu Feishang Mining Development Co. Limited (“Wuhu Feishang”) *	118,000	—
Shenzhen Feishang Management and Consulting Co. Limited (“Feishang Management”) *	540,010	131,000
CHNR **	9,537	—
Feishang Enterprise Group Co., Ltd. (“Feishang Enterprise”) **	4,854	—
	672,401	131,000

———————

*

These are subsidiaries under the control of CHNR and Feishang.

**

These are subsidiaries under the control of Feishang.

The payables with related companies are all due on demand or within one year.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

32.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

The following is the condensed financial information of the Company on a non-consolidated basis:

CONDENSED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	Notes	2012	2013
		CNY’000	CNY’000
ASSETS

NON-CURRENT ASSETS
Investment in a subsidiary		—	—
		—	—
CURRENT ASSETS
Due from a subsidiary		9,202	8,944
Cash and cash equivalents		—	55,704

TOTAL CURRENT ASSETS		9,202	64,648

TOTAL ASSETS		9,202	64,648

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Other payables and accrued liabilities		236	34,102
Due to parent		9,537	—

TOTAL CURRENT LIABILITIES		9,773	34,102

NET CURRENT ASSETS / (LIABILITIES)		(571)	30,546

TOTAL ASSETS LESS CURRENT LIABILITIES		(571)	30,546

TOTAL LIABILITIES		9,773	34,102

EQUITY
Issued capital	27	—	973
Reserves		(571)	29,573

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		(571)	30,546
TOTAL EQUITY		(571)	30,546

TOTAL LIABILITIES AND EQUITY		9,202	64,648

The investment in a subsidiary, namely Hong Kong Smartact, was in unlisted shares, measured at cost of HK$1. Particulars of the principal subsidiaries are set out in note 1.2 to the consolidated financial statements.

The amount due from a subsidiary included in the Company’s current assets of CNY9.2 million and CNY8.9 million as of December 31, 2012 and 2013, is unsecured, interest-free and is due on demand.

The amount due to parent, namely CHNR, was unsecured, interest-free and was due on demand or within one year as of December 31, 2012.

As at December 31, 2012 and 2013, the Company had net current liabilities of CNY0.6 million and net current assets of CNY30.5 million, and total assets less current liabilities of negative CNY0.6 million and CNY30.5 million.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

32.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

CONDENSED STATEMENTS OF PROFIT OR LOSS

	Year ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000

ADMINISTRATIVE EXPENSES	6	564	45,565
NON-OPERATING EXPENSE,NET	—	—	793
LOSS BEFORE INCOME TAX	6	564	46,358
INCOME TAX EXPENSE	—	—	—
LOSS FOR THE YEAR	6	564	46,358

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000

Net cash flows used in operating activities	(6)	(564)	(46,358)
Net cash flows used in investing activities	(6)	(6)	(6)
Net cash flows from financing activities	12	328	97,690
NET DECREASE IN CASH AND CASH EQUIVALENTS	—	(242)	51,326
NET FOREIGN EXCHANGE DIFFERENCE	—	242	4,378
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	—	—	—
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	—	—	55,704

The above financial statements have been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, results of operations and cash flows of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries and the parent’s equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2013, CNY405.0 million of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2011, 2012 and 2013.

In the parent-company-only financial statements, the Company’s investments in subsidiaries are stated at cost. The parent-company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company does not have any significant commitments or long-term obligations as of any of the years presented.

During the years ended December 31, 2011, 2012 and 2013, no cash dividends were declared and paid by subsidiaries of the Company.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

33.

TRANSFERS OF FINANCIAL ASSETS

At December 31, 2012 and 2013, the Group endorsed certain bills receivable accepted by banks in the PRC (the “Derecognised Bills”), to certain of its suppliers in order to settle the trade payables due to these suppliers with a carrying amount in aggregate of CNY22.5 million and CNY26.3 million. The Derecognised Bills have a maturity from one to six months at the end of the reporting period. In accordance with the Law of Negotiable Instruments in the PRC, the holders of the Derecognised Bills have a right of recourse against the Group if the PRC banks default (the “Continuing Involvement”). In the opinion of the directors, the Group has transferred substantially all risks and rewards relating to the Derecognised Bills. Accordingly, it has derecognised the full carrying amounts of the Derecognised Bills and the associated trade payables. The maximum exposure to loss from the Group’s Continuing Involvement in the Derecognised Bills and the undiscounted cash flows to repurchase the Derecognised Bills is equal to their carrying amounts. In the opinion of the directors, the fair values of the Group’s Continuing Involvement in the Derecognised Bills are not significant.

During the year, the Group has not recognised any gain or loss on the date of transfer of the Derecognised Bills. No gains or losses were recognised from the Continuing Involvement, both during the year or cumulatively. The Endorsement has been made evenly throughout the year.

34.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

Financial instruments of the Group primarily include cash, trade and bills receivables, certain other current assets, trade and bills payables, certain other liabilities, amounts due to related companies, interest-bearing bank and other borrowings and mining rights payables.

The Group is exposed to credit risk, foreign currency risk, interest rate risk and liquidity risk. The Group has not used any derivatives and other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes. The Group reviews and agrees policies for managing each of these risks and they are summarised below.

(a)

Credit risk

The carrying amounts of the Group’s cash and cash equivalents, time deposits, restricted bank deposits, trade and bills receivables, and certain other current assets, represent the Group’s maximum exposure to credit risk in relation to its financial assets.

Cash and cash deposits

The Group maintains its cash and cash deposits primarily with various PRC state-owned banks and Hong Kong-based financial institutions, which management believes are of high credit quality. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

Trade receivables

The Group sells anthracitic coal to companies in the PRC. Trade receivables are typically unsecured and are mainly derived from revenue earned from customers in the PRC. The risk with respect to trade receivables is mitigated by credit evaluations that the Group performs on its customers and its ongoing monitoring of outstanding balances. The Group provides impairment for trade receivables primarily based on the age of the balances and factors surrounding the customer’s creditworthiness. No provision for impairment of trade receivables was provided during the years ended December 31, 2011, 2012 and 2013. As of December 31, 2011, 2012 and 2013, receivables due from the largest five customers accounted for 84.2%, 87.2% and 77.1% of the trade receivables, respectively.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

34.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(a)

Credit risk (continued)

Sales to the largest five customers accounted for 73.5%, 56.7% and 81.4% of the consolidated revenue for the years ended December 31, 2011, 2012 and 2013, respectively. The largest five customers are all recognised and creditworthy third parties and their trading terms are mainly on payment in advance or with a credit period of one month. The Group expects the concentration of coal customers to subside once the production volume increases in the future.

Bills receivable

Bills receivable represent letters of credit obtained by customers of the Group to finance purchases which have been presented to banks for payment after delivery of goods to customers. As of December 31, 2012 and 2013, the bills receivable balance was guaranteed by financial institutions. The bills receivable have normal terms of maturity of six months.

(b)

Foreign currency risk

These financial statements are presented in CNY, which is the Company’s presentation currency. The currency is not freely convertible into foreign currencies. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the currency into foreign currencies. The value of the currency is subject to changes in PRC government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorised to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China.

(c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates. The interest rate risk is closely monitored by the Group’s senior management. As of December 31, 2011, 2012 and 2013, the interest rates for 8.10%, 12.50% and 33.44% of the Group’s interest-bearing debts were fixed, respectively. The following table demonstrates the sensitivity to a reasonably possible change in interest rates on the portion of interest-bearing bank and other borrowings and mining rights payables with floating interest rates except for interest which is capitalised. With all other variables held constant, the Group’s loss before tax is affected through the impact on floating rate borrowings as follows:

	Increase / (decrease) in basis points	Increase / (decrease) In profit before tax
		CNY’000

Year ended December 31, 2011	100	(2,841)
	(100)	2,841

Year ended December 31, 2012	100	(4,289)
	(100)	4,289

Year ended December 31, 2013	100	(6,121)
	(100)	6,121

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

34.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(d)

Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and adequate time deposits to meet its liquidity requirements in the short and long term. Bank facilities have been put in place for contingency purposes.

The table below summarises the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

December 31, 2013	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000

Trade and bills payables	—	143,246	—	—	143,246
Other payables and accrued liabilities	—	83,953	—	—	83,953
Interest-bearing bank and other borrowings	—	1,124,984	954,454	—	2,079,438
Due to related companies	131,000	—	—	—	131,000
Mining rights payables	—	50,492	81,095	—	131,587

	131,000	1,402,675	1,035,549	—	2,569,224

December 31, 2012	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000

Trade and bills payables	—	103,798	—	—	103,798
Other payables and accrued liabilities	—	22,022	—	—	22,022
Interest-bearing bank and other borrowings	—	508,388	654,212	—	1,162,600
Due to related companies	672,401	—	—	—	672,401
Mining rights payable	—	32,234	110,524	—	142,758

	672,401	666,442	764,736	—	2,103,579

(e)

Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value. The Group also relies on financial support from its controlling shareholder.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2012 and 2013.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

34.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(e)

Capital management (continued)

The Group monitors capital on the basis of the debt to capital ratio (gearing ratio), which is calculated as interest-bearing debt divided by total capital. Interest-bearing debt includes interest-bearing bank and other borrowings and mining rights payables. Capital includes total equity and interest-bearing debt. The gearing ratios as of December 31, 2012 and 2013 are as follows:

	As of December 31,
	2012	2013
	CNY’000	CNY’000

Interest-bearing debt	1,116,908	2,002,372

Total equity	507,595	255,376

Total capital	1,624,503	2,257,748

Gearing ratio	68.8%	88.7%

35.

MATERIAL NON-CONTROLLING INTERESTS

The Group has two subsidiaries with material non-controlling interests (“NCI”). Information regarding these subsidiaries is as follows:

Year ended December 31, 2013

Name	Principal place of business	NCI in subsidiary	Profit/(loss) allocated to NCI	Accumulated NCI	Dividends paid to NCI in the year
			CNY’000	CNY’000	CNY’000
Baiping Mining	Mainland China	30%	7,173	72,137	—
Guizhou Yongfu	Mainland China	30%	(5,878)	16,529	—

Year ended December 31, 2012

Name	Principal place of business	NCI in subsidiary	Profit allocated to NCI	Accumulated NCI	Dividends paid to NCI in the year
			CNY’000	CNY’000	CNY’000
Baiping Mining	Mainland China	30%	8,530	64,964	—
Guizhou Yongfu	Mainland China	30%	20	22,407	—

Year ended December 31, 2011

Name	Principal place of business	NCI in subsidiary	Profit allocated to NCI	Accumulated NCI	Dividends paid to NCI in the year
			CNY’000	CNY’000	CNY’000
Baiping Mining	Mainland China	30%	1,204	56,434	—
Guizhou Yongfu	Mainland China	30%	(1,743)	22,387	—

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

35.

MATERIAL NON-CONTROLLING INTERESTS (CONTINUED)

Summarised financial statements including consolidation adjustments but before inter-company eliminations are as follows:

Baiping Mining

	As of December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000
Cash and cash equivalents	21,297	4,564	3,356
Other current assets	23,643	30,967	22,111
Non-current assets	293,307	310,529	345,339
	338,247	346,060	370,806
Current liabilities	93,621	73,621	73,257
Non-current liabilities	56,512	55,891	57,093
	150,133	129,512	130,350

Baiping Mining

	Year ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000

Revenue	44,189	106,446	98,698
Profit for the year	4,012	28,434	23,909
Total comprehensive income for the year, net of tax	4,012	28,434	23,909
Net cash flows generated from operating activities	8,112	50,272	26,388
Increase/(decrease) in cash and cash equivalents	21,226	(16,733)	(1,208)

Guizhou Yongfu

	As of December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000
Cash and cash equivalents	3,209	3,825	10,428
Other current assets	72,894	70,081	81,845
Non-current assets	403,441	543,252	671,703
	479,544	617,158	763,976
Current liabilities	96,328	262,907	293,621
Non-current liabilities	308,594	279,562	415,260
	404,922	542,469	708,881

Guizhou Yongfu

	Year ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000

Revenue	—	—	—
(Loss)/profit for the year	(5,808)	66	(19,593)
Total comprehensive (loss)/income for the year, net of tax	(5,808)	66	(19,593)
Net cash flows used in operating activities	(3,953)	(6,930)	(21,703)
Decrease/(Increase) in cash and cash equivalents	(709)	616	6,603

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

36.

EVENTS AFTER THE REPORTING PERIOD

On January 8, 2014, Guizhou Puxin received and fully drew down a CNY25.0 million short-term bank loan from Industrial and Commercial Bank of China Limited to be repaid on January 7, 2015. The purpose of the loan is to finance the purchase of coal. The loan bears interest at a floating annual interest rate equal to 20% above the one-year base lending rate stipulated by the People’s Bank of China. The loan is guaranteed by Feishang Enterprise, a related company.

On January 8, 2014, Guizhou Puxin received and fully drew down a CNY27.0 million three-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua Industrial Company Limited (“Yangpu Banghua”), an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears interest at a fixed interest rate of 7.38% per annum and bears a commission fee at a rate of 0.66%.

On January 15, 2014, Guizhou Puxin received and fully drew down a CNY20.0 million half-year bank loan from China Merchants Bank Co., Ltd., to be repaid on July 14, 2014. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears interest at a fixed annual interest rate equal to 30% above the half-year base lending rate stipulated by the People’s Bank of China. The loan is guaranteed by Wuhu Feishang Industrial Development Company Limited (“WFID”), a related company.

On January 22, 2014, the Company’s shares were listed on the Hong Kong Stock Exchange by way of introduction. Upon the listing of the Company, CHNR completed the spin-off of the coal business held by the Company by the distribution of CHNR’s 100% equity interest in the Company to CHNR’s shareholders. After the Spin-off, CHNR’s shareholders hold the equity interest in the Company directly.

On January 22, 2014, Guizhou Puxin received and fully drew down a CNY18.0 million three-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears interest at a fixed interest rate of 7.38% per annum and bears a commission fee at a rate of 0.33%.

On February 26, 2014 and March 14, 2014, Guizhou Dayun drew down the remaining loan facility amounting CNY10.0 million and CNY10.0 million respectively out of the total CNY150.0 million long-term bank loan from Industrial and Commercial Bank of China Limited in 2012. The loan bears a floating annual interest rate equal to 10% above the over-five-year base lending rate stipulated by The People’s Bank of China from time to time. The CNY120.0 million balance of the loan is expected to be drawn down in accordance with a construction plan of the Dayun Coal Mine.

On February 28, 2014, Guizhou Puxin received and fully drew down a CNY30.0 million short-term bank loan from China Merchants Bank Co., Ltd., to be repaid on February 27, 2015. The purpose of the loan is to purchase raw materials for Guizhou Puxin. The loan bears interest at a fixed annual interest rate equal to 30% above the one-year base lending rate stipulated by the People’s Bank of China. The loan is guaranteed by WFID.

On March 18, 2014, Guizhou Puxin received a CNY100.0 million one-year bank loan from Bank of China. The purpose of the loan is to finance the purchase of coal. The loan bears a floating annual interest rate equal to 20% above the one-year base lending rate stipulated by The People’s Bank of China. Guizhou Puxin drew down CNY58.1 million on March 18, 2014 and CNY41.9 million on March 26, 2014. The loan is guaranteed by Feishang Enterprise, a related company.

On March 19, 2014, Guizhou Puxin received and fully drew down a CNY100.0 million half-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears fixed interest rate of 6.16% per annum and bears a commission fee at a rate of 0.03%.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

36.

EVENTS AFTER THE REPORTING PERIOD (CONTINUED)

On March 20, 2014, Guizhou Puxin received and fully drew down a CNY100.0 million half-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears fixed interest rate of 6.16% per annum and bears a commission fee at a rate of 0.03%.

On March 26, 2014, Guizhou Puxin received and fully drew down a CNY100.0 million one-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears fixed interest rate of 6.60% per annum and bears a commission fee at a rate of 0.06%.

On March 28, 2014, Guizhou Puxin received and fully drew down a CNY130.0 million one-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears fixed interest rate of 6.60% per annum and bears a commission fee at a rate of 0.06%.

37.

APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on April 29, 2014.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

6	Computation of Earnings Per Share for Fiscal Year ended December 31, 2013 (contained in Financial Statements).
7	Computation of Ratios for Fiscal Years ended December 31, 2011, 2012 and 2013.
8	Subsidiaries of the Registrant.
11	Code of Ethics
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002